                                                    Registration No. 333-_____
                                                    Registration No. 333-_____

       As filed with the Securities and Exchange Commission on May 6, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     QUAD CITY HOLDINGS, INC.                                QUAD CITY HOLDINGS CAPITAL TRUST I
                        (Exact name of the registrant and co-registrant as specified in their charters)
            DELAWARE                        42-1397595                       DELAWARE                       51-6512630
(State or other jurisdiction of          (I.R.S. Employer          (State or other jurisdiction          (I.R.S. Employer
 incorporation or organization)        Identification No.)             of incorporation or             Identification No.)
                                                                          organization)

    3551 7TH STREET, SUITE 100                  3551 7TH STREET, SUITE 100
      MOLINE, ILLINOIS 61265                      MOLINE, ILLINOIS 61265
         (309) 736-3580                              (309) 736-3580
  (Addresses, including zip codes, and telephone numbers of registrant's and co-registrant's principal executive offices)

                            DOUGLAS M. HULTQUIST
                                 PRESIDENT
                          QUAD CITY HOLDINGS, INC.
                         3551 7TH STREET, SUITE 100
                           MOLINE, ILLINOIS 61265
                               (309) 736-3580
        (Name, address and telephone number of agent for service)

                               WITH COPIES TO:


         JOHN E. FREECHACK, ESQ.                            DAVID B. MILLER, ESQ.
         DOUGLAS J. TUCKER, ESQ.                             FAEGRE & BENSON LLP
BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG             2200 NORWEST CENTER
     333 W. WACKER DRIVE, SUITE 2700                       90 SOUTH SEVENTH STREET
         CHICAGO, ILLINOIS 60606                      MINNEAPOLIS, MINNESOTA 55402-3901
             (312) 984-3100                                     (612) 336-3000


               APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Title of Each Class of Securities to     Amount to be     Proposed Maximum        Proposed Maximum         Amount of Registration
            be Registered                 Registered       Price per Unit      Aggregate Offering Price             Fee(1)
---------------------------------------------------------------------------------------------------------------------------------
___% Capital  Securities of Quad City     1,200,000             $10.00              $12,000,000                     $3,336
Holdings Capital Trust I
---------------------------------------------------------------------------------------------------------------------------------
___% Junior Subordinated                     (2)
Debentures(2) of Quad City Holdings,
Inc.
---------------------------------------------------------------------------------------------------------------------------------
Guarantee(3) of Capital Securities           (3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1)      The registration fee is calculated in accordance with Rule 457 (a),
         (i) and (n).
(2) The Debentures will be purchased by Quad City Holdings Capital Trust I with the proceeds from the sale of Capital Securities. Such securities may later be distributed for no additional consideration to the holders of the Capital Securities of Quad City Holdings Capital Trust I upon its dissolution.
(3) This Registration Statement is deemed to cover the Debentures of Quad City Holdings, Inc., the rights of holders of Debentures of Quad City Holdings, Inc. under the Indenture, and the rights of holders of the Capital Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Quad City Holdings, Inc. No separate consideration will be received for the Guarantee.

THE REGISTRANTS HEREBY AMEND THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                    SUBJECT TO COMPLETION, DATED _____, 1999

                          1,200,000 CAPITAL SECURITIES

                       QUAD CITY HOLDINGS CAPITAL TRUST I

                      [___]% CUMULATIVE CAPITAL SECURITIES
                  (LIQUIDATION AMOUNT $10 PER CAPITAL SECURITY)
                  GUARANTEED AS DESCRIBED IN THIS PROSPECTUS BY

                            QUAD CITY HOLDINGS, INC.

         The capital securities represent undivided beneficial interests in the assets of Quad City Holdings Capital Trust I. The trust will invest the proceeds of this offering of capital securities in the __% junior subordinated debentures of Quad City Holdings, Inc.

         For each of the capital securities that you own, you are entitled to receive cumulative cash distributions at an annual rate of [___]% on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 1999 from payments on the debentures. Payment of distributions may be deferred at any time for up to 20 consecutive quarters. The capital securities are effectively subordinated to all senior and subordinated indebtedness of Quad City Holdings, Inc. and its subsidiaries. The debentures mature and the capital securities must be redeemed on June 30, 2029. The trust may redeem the capital securities, at a redemption price of $10 per capital security plus accrued and unpaid distributions, at any time on or after June 30, 2004, or earlier under certain circumstances.

         The trust intends to apply for listing of the capital securities on the American Stock Exchange under the trading symbol ["______"].

                               -------------------

         WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8, WHERE WE DESCRIBE SPECIFIC RISKS RELATED TO AN INVESTMENT IN
THE CAPITAL SECURITIES AND RISKS RELATING TO QUAD CITY HOLDINGS, INC., ALONG WITH THE REMAINDER OF THIS PROSPECTUS, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                               -------------------

         THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                        PER CAPITAL
                                                                         SECURITY           TOTAL
                                                                        -----------      -----------
Public offering price                                                     $10.00         $12,000,000
Underwriting fees to be paid by Quad City Holdings, Inc.                  $              $
Proceeds to the trust                                                     $10.00         $12,000,000


                               -------------------

DAIN RAUSCHER WESSELS                           HOWE BARNES INVESTMENTS, INC.
a division of Dain Rauscher Incorporated

            The date of this prospectus is [_________________], 1999.

                            TABLE OF CONTENTS


                                                         PAGE
                                                         ----
Cautionary Statements................................
Summary..............................................
Selected Consolidated Financial Data.................
Risk Factors.........................................
Use of Proceeds......................................
Accounting Treatment.................................
Capitalization.......................................
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations........................................
Business.............................................
Management...........................................
Description of the Trust.............................
Description of the Capital Securities................
Description of the Debentures........................
Book-Entry Issuance..................................
Description of the Guarantee.........................
Relationship Among the Capital
   Securities, the Debentures and
   the Guarantee.....................................
Federal Income Tax Consequences......................
ERISA Considerations.................................
Underwriting.........................................
Legal Matters........................................
Where You Can Find Information.......................
Experts..............................................
Incorporation of Certain Documents
   by Reference......................................
Index to Financial Statements........................     F-1


         You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.


                              CAUTIONARY STATEMENTS

         Statements which are not historical facts contained or incorporated by reference in this prospectus are forward-looking statements that involve risks and uncertainties that could cause actual results to differ from projected results. These statements can be identified by the use of forward-looking terminology such as may, will, expect, anticipate, believe, estimate, continue or comparable terminology. Factors that could cause actual results to differ materially include the factors discussed in "Risk Factors" as well as the continued success of Quad City's community banking strategy, general economic conditions, economic conditions in the Quad Cities area, the monetary policy of the Federal Reserve, changes in interest rates, changes in inflation and changes in the state and federal regulatory regime applicable to Quad City's operations.

                                     SUMMARY

         THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET FORTH IN THIS PROSPECTUS, OUR FINANCIAL STATEMENTS AND THE OTHER INFORMATION THAT IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT CLEARLY SUGGESTS OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "US," "WE," "QUAD CITY" OR "THE COMPANY" INCLUDE QUAD CITY HOLDINGS, INC., AND ITS WHOLLY OWNED SUBSIDIARIES QUAD CITY BANK AND TRUST COMPANY AND QUAD CITY BANCARD, INC.

                            QUAD CITY HOLDINGS, INC.

         We are a bank holding company that owns Quad City Bank & Trust Company, a full-service commercial banking institution with three locations in the Quad Cities area of Illinois and Iowa. The bank provides a broad range of banking products and services, including credit, cash management, deposit, asset management and trust products, to its targeted customer base of individuals and small and medium-sized businesses. In addition, Quad City Bancard, Inc. provides credit card processing services to merchants and other commercial operations. At March 31, 1999, we had total assets of $299.8 million, loans of $191.7 million and deposits of $239.1 million.

         Our company started operations in January 1994 with the goal of building a locally-owned and managed financial institution to meet the banking needs of individuals and small and medium-sized businesses in our marketplace. As part of our operating strategy, we strive to offer customers a high level of service on a consistent basis. Our growth over the past five years has been largely a product of our ability to recruit and retain a community-oriented management team with significant commercial banking experience in the Quad Cites area. In addition, we have expanded and upgraded our product offerings and added convenient banking locations in Davenport, Iowa and Moline, Illinois to complement our original Bettendorf, Iowa facility. Finally, we have taken advantage of the customer disruption caused by the acquisition of a number of the area's other locally owned or locally managed financial institutions by large regional bank holding companies. Some of the mergers or acquisitions that have taken place in the Quad Cities area include the Norwest acquisition of Davenport Bank and Trust, the Firstar acquisition of First Trust and Savings Bank, the Bank One acquisition of the First National Bank of Moline and the Mercantile acquisition of The Rock Island Bank.

         This strategy has resulted in significant growth for our company. Our total assets have increased from $111.5 million as of June 30, 1996 to $299.8 million as of March 31, 1999, which represents a 43% compounded annual growth rate. This rapid growth has restrained our profitability to some degree, as we have invested in the personnel, operational systems and physical infrastructure required to support a much larger banking organization. In the future, we intend to continue to pursue an aggressive growth strategy focused on the addition of experienced banking personnel in the Quad Cities area, while also maintaining strong asset quality and improving our profitability. We may also add additional banking facilities, expand into new markets or make strategic acquisitions of other financial institutions.

         The Quad Cities area includes the Illinois communities of Moline and Rock Island and the Iowa communities of Davenport and Bettendorf. This region has a total population in excess of 350,000 and is located approximately 180 miles west of Chicago and 170 miles east of Des Moines. It is home to manufacturers of a wide range of industrial products, with Deere & Company, Aluminum Company of America, J.I. Case, Oscar Mayer and the Rock Island Arsenal among the largest employers. Wholesale and retail trade and services, including health care, are among the region's other major industries.

         Our original office is located at 2118 Middle Road in Bettendorf, Iowa, and a second full service banking facility was opened at 4500 Brady Street in Davenport, Iowa in July 1996. We have a third full service banking facility at the Velie Plantation Mansion, 3551 Seventh Street, in Moline, Illinois which was opened during the first calendar quarter of 1998. Our principal executive offices are located at 3551 Seventh Street, Suite 100, Moline, Illinois 61265, and our main telephone number is (309) 736-3580.

                       QUAD CITY HOLDINGS CAPITAL TRUST I

         The trust, which is the issuer of the capital securities, is a statutory business trust we formed under the Delaware Business Trust Act. Upon issuance of the capital securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding capital securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The trust exists for the sole purposes of:

         -    issuing the capital securities to the public for cash;

         -    issuing the common securities to us;

         - investing the proceeds from the sale of the capital and common securities in an equivalent amount of [__ ]% junior subordinated debentures due June 30, 2029 issued by us; and

         - engaging in other activities that are incidental to those listed above.

         The trust's address is 3551 Seventh Street, Suite 100, Moline, Illinois 61265

                                 THE OFFERING


The issuer................................  Quad City Holdings Capital Trust I

Securities that are being offered.........  1,200,000 capital securities, which represent preferred undivided
                                            beneficial interests in the assets
                                            of the trust. Those assets will
                                            consist solely of the debentures and
                                            interest paid under the debentures.

                                            The trust will sell the capital
                                            securities to the public for cash.
                                            The trust will use that cash to
                                            buy the debentures from us.

Payment of distributions..................  If you purchase the capital securities, you are entitled to
                                            receive cumulative cash
                                            distributions at a [_]% annual rate.
                                            Distributions will accumulate from
                                            the date the trust issues the
                                            capital securities and will be paid
                                            quarterly on March 31, June 30,
                                            September 30 and December 31 of each
                                            year beginning September 30, 1999.
                                            The record date for distributions on
                                            the capital securities will be the
                                            business day prior to the
                                            distribution date. Please note that
                                            we may defer the payment of cash
                                            distributions, as more fully
                                            described below.

Maturity..................................  The debentures will mature and the capital securities must be redeemed
                                            on June 30, 2029. We have the
                                            option, however, to shorten the
                                            maturity date to a date not earlier
                                            than June 30, 2004. We will not
                                            shorten the maturity date unless we
                                            have received the prior approval of
                                            the Board of Governors of the
                                            Federal Reserve System, if required.

Redemption of the capital securities is
    possible..............................  The trust must redeem the capital securities when the debentures are
                                            paid at maturity or upon any earlier
                                            redemption of the debentures. We may
                                            redeem all or part of the debentures
                                            on or after June 30, 2004. In
                                            addition, we may redeem, at any
                                            time, all of the debentures if:

                                              -  the interest we pay on the
                                                 debentures is no longer
                                                 deductible by us for federal
                                                 tax purposes, or the trust
                                                 becomes subject to federal
                                                 income tax;

                                              -  there is a change in the
                                                 Investment Company Act of 1940
                                                 that requires the trust to
                                                 register under that law; or

                                              -  there is a change in the
                                                 capital adequacy guidelines of
                                                 the Federal Reserve that
                                                 results in the capital
                                                 securities not being counted as
                                                 Tier 1 capital.

                                            Redemption of the debentures prior
                                            to maturity will be subject to the
                                            prior approval of the Federal
                                            Reserve, if required. If the capital
                                            securities are redeemed by the
                                            trust, you will receive the
                                            liquidation amount of $10 per
                                            capital security plus any accrued
                                            and unpaid distributions to the date
                                            of redemption. At any time, we may
                                            also redeem the debentures to the
                                            extent that we purchase any capital
                                            securities.

We have the option to extend the
    interest payment period...............  The trust will rely solely on payments made by us under the
                                            debentures to pay distributions on
                                            the capital securities. So long as
                                            no event of default under the
                                            debentures has occurred and is
                                            continuing, we may, at one or more
                                            times, defer interest payments on
                                            the debentures for up to 20
                                            consecutive quarters, but not beyond
                                            June 30, 2029. If we defer interest
                                            payments on the debentures:

                                      5

                                              -  the trust will also defer
                                                 distributions on the capital
                                                 securities;

                                              -  distributions you are entitled
                                                 to will accumulate; and

                                              -  these accumulated distributions
                                                 will earn additional interest
                                                 at an annual rate of [__]%,
                                                 compounded quarterly.

                                            At the end of any deferral period,
                                            we will pay to the trust all
                                            accumulated and unpaid amounts under
                                            the debentures. The trust will then
                                            pay all accumulated and unpaid
                                            distributions to you.

You will still be taxed if distributions
    on the capital securities are
    deferred..............................  If a deferral of payment occurs, you will still be required to recognize
                                            the deferred amounts as income for
                                            United States federal income tax
                                            purposes in advance of receiving
                                            these amounts, even if you are a
                                            cash basis taxpayer.

Our guarantee of payment..................  We guarantee the trust will use its assets to pay the distributions on
                                            the capital securities. However, the
                                            guarantee does not apply when the
                                            trust does not have sufficient funds
                                            to make the payments. In this event,
                                            your remedy is to institute a legal
                                            proceeding directly against us for
                                            enforcement of payments under the
                                            debentures.

We may distribute the debentures
    directly to you.......................  We may, at any time, dissolve the trust and distribute the debentures
                                            to you, subject to the prior
                                            approval of the Federal Reserve, if
                                            required. If we distribute the
                                            debentures, we will use our best
                                            efforts to list them on a national
                                            securities exchange or comparable
                                            automated quotation system.

How the securities will rank in right of
    payment...............................  Our obligations under the debentures and the guarantee agreement are
                                            unsecured and rank junior in
                                            priority of payment to all of our
                                            indebtedness and senior to our
                                            capital stock.

Voting rights of the capital
    securities............................  Except in limited circumstances, holders of the capital securities
                                            will have no voting rights.

American Stock Exchange symbol..........    ["              "]

Book-entry................................  The capital securities will be represented by a global security
                                            that will be deposited with and
                                            registered in the name of The
                                            Depository Trust Company, New York,
                                            New York or its nominee. This means
                                            that you will not receive a
                                            certificate for the capital
                                            securities.

Use of proceeds...........................  We plan to use approximately $2.5 million of the net proceeds from the
                                            sale of the capital securities to
                                            repay the outstanding balance on our
                                            revolving credit note and
                                            approximately $3.0 million of the
                                            net proceeds to redeem all of our
                                            outstanding preferred stock,
                                            including the redemption premium.
                                            We plan to use any remaining net
                                            proceeds for general corporate
                                            purposes, including investments in
                                            and extensions of credit to Quad
                                            City's subsidiaries.


                     SELECTED CONSOLIDATED FINANCIAL DATA

         The summary consolidated financial data presented below for, and as of, the end of each of the fiscal years in the five year period ended June 30, 1998, are derived from our consolidated financial statements, which have been audited by McGladrey & Pullen, LLP, independent certified public accountants. The summary data presented below for the nine-month periods ended March 31, 1999 and 1998, are unaudited. In our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the periods indicated have been included. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included with this prospectus. Results for past periods are not necessarily indicative of results to be expected for any future period.

                                        NINE MONTHS ENDED
                                            MARCH 31,                                  YEARS ENDED JUNE 30,
                                     -------------------------    ---------------------------------------------------------------
                                        1999         1998             1998         1997        1996         1995         1994
                                     ------------ ------------    ------------- ----------- ------------ ------------ -----------
STATEMENT OF INCOME DATA:                                              (Dollars in thousands)
Interest income                      $  14,684    $  10,720       $   15,077    $   9,706   $   6,529    $   3,550    $    737
Interest expense                         8,085        5,879            8,342        4,994       3,486        1,896         254
Net interest income                      6,599        4,841            6,735        4,712       3,043        1,654         483
Provision for loan losses                  645          753              902          844         500          283         192
Noninterest income(1)                    3,958        2,929            6,148        2,807       1,716          548         151
Other expense                            7,151        5,361            7,910        5,291       3,576        2,293       1,564
Pre-tax income (loss)                    2,761        1,656            4,071        1,384         683         (374)     (1,122)
Income tax expense                       1,089          647            1,678          165         ---          ---         ---
Net income (loss)                        1,672        1,009            2,393        1,219         683         (374)     (1,122)

BALANCE SHEET:
Total assets                         $ 299,815    $ 230,010       $  250,151    $ 168,379   $ 111,475    $  80,800   $  38,963
Securities                              47,923       29,481           34,619       31,812      34,189       26,051      15,735
Loans                                  191,679      153,465          162,975      108,365      56,810       31,508      12,767
Allowance for loan losses                2,704        2,309            2,350        1,633         853          472         192
Deposits                               239,124      185,279          197,384      135,960      92,918       61,098      27,018
Stockholders' equity:
     Common                             18,602       14,711           16,602       13,613      11,669       11,590      11,695
     Preferred                           2,500        2,500            2,500        1,000         ---          ---         ---

KEY RATIOS:
Return on average assets(2)               0.81%        0.68%            1.14%        0.86%       0.70%       (0.65)%    (12.12)%
Return on average common equity(2)       12.62         9.48            16.40         9.85        5.82        (3.26)     (12.21)
Net interest margin(2)                    3.47         3.66             3.55         3.74        3.47         3.15        2.95
Efficiency ratio(3)                      67.74        69.00            61.40        70.37       75.14       104.13      246.69
Nonperforming assets to total assets      0.52         0.65             0.51         0.27        0.28          ---         ---
Allowance for loan losses to total
  loans                                   1.41         1.50             1.44         1.51        1.50         1.50        1.50
Net charge-offs/average loans             0.30         0.10             0.15         0.08        0.27         0.01         ---
Average common stockholders' equity
  to average assets                       6.42         7.18             6.97         8.73       12.10        19.89       49.65
Average stockholders' equity to
  average assets                          7.33         8.19             7.97         9.15       12.10        19.89       49.65
Earnings to fixed charges:(4)
Excluding interest on deposits(5)         2.75x        2.64x            3.78x        3.17x       5.71x          NA          NA
Including interest on deposits(5)         1.33         1.28             1.48         1.28        1.20           NA          NA

-------------
(1) Year ended June 30, 1998 noninterest income includes a pre-tax gain of $2,168 from Bancard's restructuring of an ISO agreement. Nine months ended March 31, 1999 noninterest income includes amortization of $549.
(2)  The nine month ratios are annualized.
(3) Non-interest expense divided by the sum of net interest income before provision for loan losses and non-interest income.
(4)  Dividends are not payable on Quad City's Series A Preferred Stock.
(5) Earnings were inadequate to cover fixed charges in the amount of $374 and $1,122 for the years ended June 30, 1995 and June 30, 1994, respectively.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY READ THE FOLLOWING RISK FACTORS BEFORE PURCHASING ANY CAPITAL SECURITIES.

            RISKS RELATED TO AN INVESTMENT IN THE CAPITAL SECURITIES

IF WE DO NOT MAKE INTEREST PAYMENTS UNDER THE DEBENTURES, THE TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS AND THE GUARANTEE WILL NOT APPLY

         The ability of the trust to pay distributions and the liquidation amount on the capital securities is solely dependent on us making the related payments on the debentures when due. If we default on our obligation to pay the principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the capital securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or pay the liquidation amount of the capital securities. In this case, you have the right to institute legal proceedings directly against us.

TO THE EXTENT WE MUST RELY ON DIVIDENDS FROM OUR SUBSIDIRIES TO MAKE INTEREST PAYMENTS ON THE DEBENTURES TO THE TRUST, OUR AVAILABLE CASH FLOW MAY BE RESTRICTED

         We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the holding company and, as needed, dividends from the bank and other subsidiaries. Dividend payments from the bank are subject to regulatory limitations, generally based on current and retained earnings, imposed by the various regulatory agencies with authority over the bank. Payments of subsidiary dividends are also subject to regulatory restrictions if such dividends would impair the capital of the bank. Payments of subsidiary dividends are also subject to the subsidiary's profitability, financial condition and capital expenditures and other cash flow requirements. No assurance can be given that the bank will be able to pay dividends in the future.

OUR HOLDING COMPANY STRUCTURE EFFECTIVELY SUBORDINATES ANY CLAIMS AGAINST US TO THOSE OF CREDITORS OF OUR SUBSIDIARIES

         Because we are a holding company, our right to participate in any distribution of the assets of any subsidiary upon a subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be recognized as a creditor of that subsidiary. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the capital securities and the debentures.

WE HAVE THE OPTION TO DEFER INTEREST PAYMENTS ON THE DEBENTURES FOR SUBSTANTIAL PERIODS, WHICH WOULD CAUSE DISTRIBUTIONS ON THE CAPITAL SECURITIES TO BE DEFERRED AND YOU WOULD STILL HAVE TO DECLARE THESE AMOUNTS AS INCOME FOR TAX PURPOSES

         We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust would defer distributions on the capital securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

         You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the capital securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the capital securities. If you sell the capital securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

         We do not currently intend to exercise our right to defer interest payments on the debentures. However, if we exercise our right in the future, the market price of the capital securities is likely to fall. The capital securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the capital securities during an interest deferral period, you may not receive the same return on investment as someone who continues to hold the capital securities.

THE DEBENTURES AND THE GUARANTEE RANK LOWER THAN OUR OTHER INDEBTEDNESS

         Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our senior and subordinate indebtedness and senior to our capital stock. At March 31, 1999, Quad City's senior and subordinated indebtedness totaled approximately $2.5 million, which we expect to pay off with the proceeds of this offering. However, we may incur additional indebtedness in the future. The issuance of the debentures and the capital securities does not limit our ability to incur additional indebtedness, including indebtedness that ranks senior or equal in priority of payment to the debentures or the guarantee.

         If we default on our obligation to pay principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount. Because the guarantee does not cover payments when the trust does not have sufficient funds, you will not be able to rely upon the guarantee for payment of these amounts. Instead, you or the property trustee may enforce the rights of the trust under the debentures directly against us.

WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT

         The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity. They also do not limit the amount of indebtedness, guarantees or other liabilities that may be incurred by us and our subsidiaries and will not prohibit us and our subsidiaries from creating or assuming liens on our, and our subsidiaries', properties. Additionally, we are not precluded from entering into any merger, sale or other change of control transaction so long as the successor entity recognizes and assumes our liability under the debentures, the capital securities and the guarantee. We are also not required to have the debentures or the capital securities rated by any credit rating agency, and if they are rated, we are not required to achieve or maintain any particular rating.

WE MAY REDEEM THE DEBENTURES BEFORE JUNE 30, 2029

         We may redeem the debentures, in whole or in part, at any time on or after June 30, 2004 or earlier under certain circumstances. You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, the trust must redeem capital securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed.

WE MAY REDEEM THE DEBENTURES PRIOR TO JUNE 30, 2004 OR DISTRIBUTE THEM DIRECTLY TO YOU IN EXCHANGE FOR YOUR CAPITAL SECURITIES IF TAX OR OTHER REGULATORY EVENTS OCCUR

         From time to time, the Clinton Administration has proposed tax law changes that would, among other things, generally deny interest deductions to a corporate issuer if the debt instrument has a term exceeding 15 years and if the debt instrument is not reflected as indebtedness on the issuer's consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the debt instrument had a term exceeding 20 years. Although it is impossible to predict future proposals, if a future proposal of this sort were to become effective in a form applicable to already issued and outstanding securities, we could be precluded from deducting interest on the subordinated debentures. This would permit us to redeem the debentures and the trust to redeem the capital securities.

         Under current federal income tax law and interpretations, a distribution of the debentures should not be a taxable event to holders of the capital securities. If there is a change in law or in legal interpretation, the distribution could be a taxable event to holders of the capital securities.

THE MARKET PRICE OF THE CAPITAL SECURITIES OR THE DEBENTURES MAY GO DOWN

         We cannot predict the market prices for the capital securities or the debentures that may be distributed in exchange for capital securities upon liquidation of the trust. The capital securities, or the debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the capital securities. As a result of our right to defer interest payments, the market price of the capital securities or the debentures may be more volatile than the market prices of other securities that are not subject to these optional deferrals. In addition, the capital securities or the debentures may trade at prices that do not fully reflect the value of accumulated and unpaid distributions on the capital securities or the debentures.

YOU ARE ALSO MAKING AN INVESTMENT DECISION CONCERNING THE DEBENTURES

         Subject to the terms of the trust agreement, the trustees may distribute the debentures to the capital securities holders in exchange for their capital securities. Because you may receive debentures, you are also, in effect, making an investment decision with regard to the debentures. You should carefully review all of the information regarding the debentures contained in this prospectus.

         As described above, we cannot predict the market prices for the debentures that may be distributed. Accordingly, the debentures that you receive upon a distribution, or the capital securities you hold pending such a distribution, may trade at a discount to the price that you paid to purchase the capital securities. Although we have agreed to use our best efforts to list the debentures on a national securities exchange or comparable automated quotation system if this occurs, there can be no assurance that the debentures will be approved for listing or that a liquid trading market will exist for the debentures. This could also have a negative impact on their trading price.

YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE

         You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you would rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the capital securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

THERE IS CURRENTLY NO MARKET FOR THE CAPITAL SECURITIES AND NO LIQUID MARKET MAY DEVELOP

         The capital securities will be a new issue of securities for which there currently is no market. We intend to list the securities on the American Stock Exchange under the symbol [_________]. No assurance can be given as to the liquidity of the trading market for the capital securities.

AS A HOLDER OF CAPITAL SECURITIES YOU HAVE LIMITED VOTING RIGHTS

         Holders of capital securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the capital securities may replace the property trustee and the Delaware trustee.

                   RISKS RELATED TO AN INVESTMENT IN QUAD CITY

WE FACE LENDING RISKS AND LIMITS ON OUR ABILITY TO LOAN MONEY

         The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, may have a material adverse effect on our earnings, overall financial condition and ability to make payments on the capital securities. Moreover, we focus on lending to small to medium sized businesses. As a result, we may assume greater lending risks than financial institutions that have a lesser concentration of such loans and tend to make loans to larger companies. Additionally, we have made many of these loans recently, so there is no significant repayment history against which we can fully assess the adequacy of our allowance for loan losses. We could be adversely affected by these and other risks related to our loans. Borrower defaults resulting in losses in excess of our allowance for loan losses could have a material adverse effect on our profitability and financial condition.

         The lending limit for the bank is approximately $3.5 million. Accordingly, the size of the loans which we can offer to potential customers is less than the size of loans which most of our competitors with larger lending limits are able to offer. This limit affects our ability to seek relationships with the area's larger businesses. Through previous experience and relationships with a number of the region's other financial institutions, we are generally able to accommodate loan volumes in excess of our lending limit through the sale of participations in such loans to other banks. However, there can be no assurance that we will be successful in attracting or maintaining customers seeking larger loans or that we will be able to engage in participations of such loans on terms favorable to us.

OUR BUSINESS IS CONCENTRATED IN THE QUAD CITIES AREA

         Substantially all of our business is from the Quad Cities area. Unfavorable or worsening economic conditions in the Quad Cities area could have a material adverse effect on us in a number of ways. The number of borrowers unable to timely repay their loans could significantly increase. There could be a decline in the value of the properties securing our loans. Customers may reduce the amount of their deposits. Finally, there could be a reduction in the value of assets managed by our trust department. In addition, the region is heavily dependent on the agricultural industry, which has a history of fluctuating economic conditions.

INTEREST RATES AND OTHER CONDITIONS IMPACT OUR RESULTS OF OPERATIONS

         Our profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and these circumstances may continue.

         Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the federal government, that influence market interest rates and our ability to respond to changes in such rates. At any given time, our assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in our portfolio could have a positive or negative effect on our net income, capital and liquidity. There can be no assurance that the positive trends or developments discussed in this prospectus will continue or that negative trends or developments will not have a material adverse effect on us.

OUR BANCARD OPERATION FACES OTHER RISKS AS WELL

         Bancard, our credit card processing subsidiary, is subject to certain risks which could have a negative impact on its operations, including loss of marketing relationships, competition, credit risks and the possibility that merchants' willingness to accept credit cards will decline. Many of Bancard's competitors have greater financial, technological, marketing and personnel resources than Bancard and there can be no assurance that Bancard will be able to compete effectively with such entities.

         Historically, Bancard has been dependent on a single independent sales organization (an "ISO") to recruit merchants for Bancard's processing operations. Merchants recruited through this ISO accounted for 94.8%, 92.6% and 91.0% of merchant processing volumes of Bancard in fiscal 1997, fiscal 1998 and the first nine months of fiscal 1999. Late in fiscal 1998, Bancard restructured its exclusive processing relationship with this ISO to shorten the term of the agreement, to shift greater responsibility for credit risk to the ISO and to lower Bancard's share of processing fees. This restructuring had the effect of reducing gross processing income from the ISO's merchants in the first nine months of fiscal 1999 to $548,000 from $1.0 million in the same period in fiscal 1998. The agreement as restructured automatically renews for one year each June 1 unless either party provides the other party with six months notice of its intention not to renew the agreement. As neither party gave timely notice of termination, the amended agreement is expected to renew June 1, 1999 for the one year period ending June 1, 2000. In the event that the ISO chooses not to renew the agreement, Bancard would cease processing for the merchants for which it currently processes transactions under the agreement, resulting in a negative impact to our revenue and income. In addition, if the agreement is not renewed, Bancard can not compete with the ISO to provide merchant processing and settlement services to those merchants until 2003 and would not be able to do business with the ISO's agents for a period of two years after termination of the agreement. Bancard may not be able to enter into new agreements with other ISOs or recruit other merchants in numbers sufficient to replace that business.

         Bancard is also subject to credit risks. When a billing dispute arises between a cardholder and a merchant, and if the dispute is not resolved in favor of the merchant, the transaction is charged back to the merchant. If Bancard is unable to collect such chargeback from the merchant's account, and if the merchant refuses or is unable to reimburse Bancard for the chargeback due to bankruptcy or other reasons, Bancard bears the loss for the amount of the refund paid to the cardholder unless its agreement with the ISO shifts that risk to the ISO. Bancard has such an agreement with its current major ISO. Bancard, in general, handles processing for smaller, less seasoned merchants, which may present greater risk of loss. Although Bancard maintains a reserve against these losses, there is no assurance that it will be adequate. Additionally, VISA and MasterCard have the ability to increase the "interchange" rates charged to merchants for credit card transactions. There can be no assurance that merchants will continue to accept credit cards as payment if they feel rates are too high. Bancard is also subject to an approval process by the VISA and MasterCard credit card associations. In the event Bancard fails to comply with these standards, Bancard's designation as a certified processor could be suspended or terminated. There can be no assurance that VISA or MasterCard will maintain Bancard's registrations or that the current VISA or MasterCard rules allowing Bancard to provide transaction processing services will remain in effect.

WE RELY HEAVILY ON OUR MANAGEMENT

         We are dependent upon the efforts and services of Douglas M. Hultquist, Michael A. Bauer and our other senior officers. The loss of the services of either Messrs. Hultquist or Bauer could have a material adverse effect on our operations. Although we currently have employment agreements with Messrs. Hultquist and Bauer, there can be no assurance that they will continue to be employed with us into the future. The company is the beneficiary of a $1,000,000 life insurance policy on each of Messrs. Hultquist and Bauer.

WE HAVE A CONTINUING NEED FOR TECHNOLOGICAL CHANGE

         The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

UNCERTAINTY EXISTS WITH RESPECT TO THE YEAR 2000

         The year 2000 has posed a unique set of challenges to those industries reliant on information technology. As a result of methods employed by early programmers, many software applications and operational programs may be unable to distinguish the year 2000 from the year 1900. If not effectively addressed, this problem could result in the production of inaccurate data, or, in the worst cases, the inability of the systems to continue to function altogether. Financial institutions are particularly vulnerable due to the industry's dependence on electronic data processing systems. In addition, the bank's customers may withdraw their deposits due to uncertainty of the impact of year 2000 issues, resulting in decreased liquidity of the bank. Due to the uncertainty inherent in the year 2000 problem, resulting primarily from the uncertainty of the year 2000 readiness of our customers and other third parties, we are unable to determine at this time whether the consequences of year 2000 failures will have a material adverse impact on our financial condition and profitability.

THERE IS STRONG COMPETITION IN THE FINANCIAL SERVICES INDUSTRY

         We compete for loan and deposit customers with other banks and thrifts located in the Quad Cities area, as well as other financial services organizations such as brokerage firms, insurance companies and money market mutual funds, all of whom aggressively solicit customers within our market area by advertising through direct mail, the electronic media and other means. Many of these competitors have been in business for many years, have established customer bases and are substantially larger than us. Many of the financial institutions have substantially higher lending limits than we do and are able to offer services, including international banking services, that we can offer only through correspondents, if at all. In addition, many of these entities have greater capital resources than we do, and some of these are not subject to our same degree of regulation.

OUR GROWTH STRATEGY INVOLVES RISKS THAT MAY NEGATIVELY IMPACT OUR PROFITS

         We have pursued and continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk levels without corresponding increases in non-interest expenses. Our expansion strategy has included the establishment of new branches and product areas, which required significant upfront investments in technology, personnel and site locations. There can be no assurance that we will be successful in continuing our growth strategy and improving or maintaining our net income by leveraging our non-interest expenses.

WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION

         We are subject to extensive regulation by the Federal Reserve and the Iowa Superintendent of Banking. Supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than stockholders of these entities. These governmental agencies, examine bank holding companies and commercial banks, establish capital and other financial requirements and approve acquisitions or other changes of control of these financial institutions. Our ability to establish new facilities or make acquisitions is conditioned upon the receipt of required regulatory approvals from the Federal Reserve and other applicable regulatory bodies. Changes in legislation and regulations will continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit the bank, others will increase its costs of doing business and assist competitors which are not subject to similar regulation.

OUR MORTGAGE BANKING OPERATIONS CAN BE HIGHLY SENSITIVE TO OUTSIDE FACTORS

         Mortgage banking operations can be highly sensitive to changes in interest rates and other factors. Mortgage banking is an important source of noninterest income, consisting of loan origination fees and gains on sale of residential real estate loans to the secondary market. The bank has benefited in recent years from a historically low level of interest rates which have affected mortgage lending for purposes of home purchase and refinance. Mortgage loan activity, especially refinancings, is sensitive to changes in interest rates. Increases in interest rates may materially reduce the demand for loans originated and sold by us. The success of the bank's real estate department is also dependent in part upon the efforts and services of the bank's mortgage loan originators and the relationships of these persons with real estate agents in the community.

                                 USE OF PROCEEDS

         The trust will use the money it receives for the capital securities to purchase debentures from us in an amount equal to the aggregate liquidation amount of the capital securities. Depending on certain factors, all or a portion of the capital securities may be treated as capital for bank regulatory purposes. We plan to use approximately $2.5 million of the net proceeds of the approximately $11.2 million we receive from the sale of the debentures, after payment of underwriting commissions and offering expenses, to repay the outstanding balance on a revolving credit note and approximately $3.0 million of the net proceeds to redeem all of our outstanding preferred stock. We plan to use the remaining net proceeds for general corporate purposes, including, among other things, investments in and extensions of credit to our subsidiaries as needed to support asset growth and payment of interest on the debentures. The revolving credit note is to a third party financial institution with a maximum principal amount of $4.5 million. The outstanding balance on the note at March 31, 1999 was $2.5 million. The note matures on July 1, 2000, and has a floating interest rate of LIBOR plus 200 basis points. Pending their application, we currently intend to invest the net proceeds in government and agency securities and loan participations.

                              ACCOUNTING TREATMENT

         The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The capital securities will be presented as a separate line item in our consolidated balance sheet under the caption "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Subordinated Debentures," and appropriate disclosures about the capital securities, the guarantee and the debentures will be included in the notes to consolidated financial statements. For financial reporting purposes, we will record distributions payable on the capital securities as interest expense in our Consolidated Statement of Operations.

         Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the consolidated financial statements stating that:

         -     the trust is wholly-owned;

         - the sole assets of the trust are the debentures and specifying the debentures' principal amount, interest rate and maturity date;

         - our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the capital securities.

                                  CAPITALIZATION

         The following table sets forth our total deposits, indebtedness and capitalization as of March 31, 1999, on an historical basis and as adjusted for the offering and the application of the estimated net proceeds. This data should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto, included in this prospectus.


(Dollars rounded to the nearest thousand)                                                    March 31, 1999
                                                                                 -------------------------------------
                                                                                     Actual            As Adjusted
                                                                                 ----------------    -----------------
DEPOSITS:
Noninterest-bearing deposits...............................................          $ 35,143,000       $ 35,143,000
Interest-bearing deposits..................................................           203,981,000        203,981,000
                                                                                 -------------------------------------
    Total deposits.........................................................          $239,124,000       $239,124,000
                                                                                     ------------       ------------
                                                                                     ------------       ------------
INDEBTEDNESS:
Short-term borrowings......................................................             7,468,000          7,468,000
Federal Home Loan Bank advances............................................            25,884,000         25,884,000
Company Obligated Mandatorily Redeemable Preferred Securities of
    Subsidiary Trust Holding Solely Subordinated Debentures................                    --         12,000,000
Other borrowings...........................................................             2,500,000                 --
                                                                                 ------------------ ------------------
    Total indebtedness.....................................................          $ 35,852,000       $ 45,352,000
                                                                                     ------------       ------------
                                                                                     ------------       ------------
STOCKHOLDERS' EQUITY:
Series A Preferred Stock, $1.00 par value; 250,000 shares authorized; 25
     shares issued and outstanding.........................................                    25                 --
Common Stock, $1.00 par value; 5,000,000 shares authorized; 2,295,876
     shares issued and outstanding.........................................             2,296,000          2,296,000
Additional paid-in capital.................................................            14,452,000         11,952,000
Retained earnings..........................................................             4,236,000          3,692,000
Accumulated other comprehensive income.....................................               118,000            118,000
                                                                                 ------------------ ------------------
     Total stockholders' equity............................................          $ 21,102,000       $ 18,058,000
                                                                                     ------------       ------------
                                                                                     ------------       ------------
CONSOLIDATED REGULATORY CAPITAL RATIOS:

Total capital to risk-weighted assets......................................                 11.22%             16.90%
Tier 1 capital to risk-weighted assets (1).................................                  9.97%             11.34%
Tier 1 capital to average tangible assets (1)..............................                  7.16%              8.06%


------------------
(1) The capital securities have been structured to qualify as Tier 1 capital. However, the capital securities cannot be used to constitute, together with any outstanding cumulative preferred stock of Quad City, more than 25% of Quad City's total Tier 1 capital. As adjusted for this offering, Quad City's Tier 1 capital as of March 31, 1999 would have been $23.9 million, of which $5.9 million would have been attributable to the capital securities. Any future increases in other elements of Quad City's Tier 1 capital, including retained earnings, will allow Quad City to include greater portions of the capital securities offered hereby in Tier 1 capital.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION PROVIDES ADDITIONAL INFORMATION REGARDING
OUR OPERATIONS AND FINANCIAL CONDITION FOR THE NINE MONTH PERIODS ENDED
MARCH 31, 1999 AND 1998, AND EACH OF THE THREE FISCAL YEARS ENDED JUNE 30, 1998. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE
ACCOMPANYING NOTES THERETO INCLUDED OR INCORPORATED BY REFERENCE ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

         Quad City was formed in February, 1993 for the purpose of organizing the bank. The bank opened in January 1994 with $4.5 million in assets and grew to approximately $299.8 million as of March 31, 1999. The bank expects continued opportunities for growth, even though the rate of growth will probably be slower than that experienced to date.

         Quad City reported earnings of $1.7 million or $.73 basic earnings per share for the first three quarters of fiscal 1999 as compared to $1.0 million and $.46 per share for the same period in fiscal 1998. This increase resulted primarily from increased net interest income and increased volumes of business for the bank, particularly in its mortgage and trust operations and amortization of deferred income.

         Quad City's results of operations are dependent primarily on net interest income, which is the difference between the interest earned on its loans and securities and the interest paid on deposits and borrowings. Quad City's operating results are also affected by sources of non-interest income, including merchant credit card fees, trust fees, deposit service charge fees, fees from the sales of residential real estate loans and other income. Operating expenses of Quad City include employee compensation and benefits, occupancy and equipment expense and other administrative expenses. Quad City's operating results are also affected by economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. The majority of the bank's loan portfolio is invested in commercial loans. Deposits from commercial customers represent a significant funding source as well.

         The bank has added facilities and employees to accommodate both its historical growth and anticipated future growth. As such, overhead expenses have had a significant impact on earnings. The primary challenge for the bank currently, from a profitability standpoint, is to increase its net interest margin. Large commercial depositors create a relatively high cost of funds and this fact, along with a very competitive loan rate environment, have resulted in the bank's interest margin being below its peer group. Management is addressing this issue with alternative funding sources and pricing strategies.

         During 1994, the bank began to develop internally a merchant credit card processing operation and in 1995 transferred this activity to Bancard, a separate subsidiary of Quad City. Bancard initially had an arrangement to provide processing services exclusively to clients of a single ISO. This ISO was sold in 1998 and the purchaser requested a reduction in the term of the contract. Bancard agreed to amend the contract to reduce the term and accept a fixed monthly processing fee of $25,000 for existing merchants and a lower transaction fee for new merchants in exchange for a payment of approximately $3 million, the ability to transact business with other ISOs and the assumption of the credit risk by the ISO. Approximately two thirds of the income from this settlement, or $2.2 million, was reported in fiscal 1998, with the remainder of $732,000 being recognized as an adjustment to the fixed processing fee during fiscal 1999. Bancard's net income was $1.3 million in fiscal 1998. For the nine months ended March 31, 1999, Bancard's net income was $343,000. Bancard expects its merchant credit card fee income to remain below previous levels until such time as Bancard can develop relationships with additional ISOs or Allied Merchant Services, Bancard's newly formed independent sales organization, can generate processing business revenues comparable to those Bancard experienced prior to amendment of its ISO contract. This reduction in processing fees and cessation of the settlement income at Bancard is expected to adversely affect comparisons of consolidated net income in fiscal 2000 with fiscal 1999.

         During fiscal 1998, the bank expanded its presence in the mortgage banking market by hiring several experienced loan originators and an experienced underwriter. The bank originates mortgage loans on personal residences and sells the majority of these loans into the secondary market to avoid the interest rate risk associated with long term fixed rate financing. The bank realizes revenue from this mortgage banking activity from a combination of loan origination fees and gain on sale of the loans in the secondary market. During the nine months ended March 31, 1999 the bank originated $69.0 million of real estate loans and sold $71.1 million of loans, which resulted in gains of $830,000. In fiscal 1998 and 1997, the bank originated $57.2 million and $6.9 million of real estate loans held for sale and sold $53.3 million and $6.0 million of these loans, which resulted in gains of $713,000 and $44,000, respectively. Mortgage banking operations have benefited from significant refinancing activity as a result of the relatively low interest rate environment in which it has been operating.

         Trust department income has become a significant contributor to noninterest income, growing from approximately $356,000 in fiscal 1996 to $1,139,000 in fiscal 1998 and to $1,115,000 during the first nine months of fiscal 1999. Income is generated primarily from fees charged based on assets under management for corporate and personal trusts and for custodial services. Assets under administration have grown from $236.4 at June 30, 1997, to $293.3 at June 30, 1998 to approximately $473 million at March 31, 1999. Growth in the current fiscal year primarily resulted from the establishment of a custodial relationship with one pension fund.

         Quad City's initial public offering during the fourth calendar quarter of 1993 raised approximately $14 million. In order to provide additional capital to support the growth of the bank, Quad City put additional financing in place in the form of a line of credit and a preferred stock offering. The line of credit was established with a correspondent bank for up to $4.5 million and currently has a $2.5 million balance outstanding. There is also preferred stock outstanding with redemption preferences totaling $3.0 million. Quad City expects to redeem all of the preferred stock following the completion of this offering. Although Quad City intends to use the proceeds from this offering to pay its outstanding line of credit debt and redeem the outstanding preferred stock, it may retain this line of credit or seek to reestablish a new line of credit in the future to provide additional capital for the bank and other corporate purposes.

NET INTEREST INCOME

      Quad City's net income is derived primarily from net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on borrowings and customer deposits. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar levels of interest earning assets and interest bearing liabilities. Net interest spread refers to the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities. Net interest margin refers to the net interest income divided by average interest earning assets and is influenced by the level and relative mix of interest earning assets and interest bearing liabilities.

      The following tables set forth information for the periods indicated with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest earnings asset and interest expense on interest-bearing liabilities and resultant yields or costs, net interest income, net interest spread, net interest margin, and the ratio of average interest-earning assets to average interest-bearing liabilities for Quad City:

                                                                             Nine Months Ended March 31,
                                                    ---------------------------------------------------------------------------
                                                                     1999                                  1998
                                                    ------------------------------------- -------------------------------------
                                                                 Interest      Average                  Interest     Average
                                                      Average    Earned Or     Yield Or      Average     Earned      Yield Or
                                                      Balance      Paid          Cost        Balance     Or Paid       Cost
                                                    ---------- ------------ ------------- ------------ ---------- -------------
                                                                                (Dollars in Thousands)
ASSETS
Interest earnings assets:
  Federal funds sold                                 $  26,741  $    1,044      5.21%      $   7,635    $    305        5.33%
  Certificates of deposit at financial
    institutions                                        10,879         513      6.29           6,217         319        6.84
  Investment securities (1)                             39,011       1,617      5.53          31,455       1,454        6.16
  Net loans receivable (2)                             176,992      11,509      8.67         130,961       8,642        8.80
                                                    -----------------------               -----------------------
         Total interest earning assets                 253,623      14,683      7.72         176,268      10,720        8.11

Noninterest-earning assets:
  Cash and due from banks                                9,550                                11,748
  Premises and equipment                                 7,546                                 6,165
  Other                                                  4,412                                 3,568
                                                    ----------                            ----------
         Total assets                                $ 275,131                             $ 197,749
                                                    ----------                            ----------
                                                    ----------                            ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
  Interest-bearing demand deposits                   $  72,111  $    1,871      3.46%      $  54,952    $  1,517        3.68%
  Savings deposits                                       4,188          63      2.01           2,802          47        2.24
  Time deposits                                        110,110       4,740      5.74          75,860       3,345        5.88
  Short-term borrowings                                  3,682         134      4.85              --          --          --
  Federal Home Loan Bank advances                       24,561       1,157      6.28          18,516         872        6.28
  Others borrowings                                      2,250         120      7.11           1,500          97        8.62
                                                    -----------------------               -----------------------
         Total Interest bearing liabilities            216,902       8,085      4.97         153,630       5,878        5.10
Noninterest-bearing demand                              33,359                                23,861
Other noninterest-bearing liabilities                    4,710                                 4,069
                                                    ----------                            ----------
         Total liabilities                             254,971                               181,560
Stockholders' equity                                    20,160                                16,189
                                                    ----------                            ----------
         Total liabilities and stockholders'
           equity                                    $ 275,131                              $197,749
                                                    ----------                            ----------
                                                    ----------                            ----------
Net interest income                                             $    6,598                              $  4,842
                                                                ----------                              --------
                                                                ----------                              --------
Net interest spread                                                             2.75%                                   3.01%
                                                                               -----                                   -----
                                                                               -----                                   -----
Net interest margin                                                             3.47%                                   3.66%
                                                                               -----                                   -----
                                                                               -----                                   -----
Ratio of average interest earning
  assets to average
  interest-bearing liabilities                         116.93%                               114.74%
                                                    ----------                            ----------
                                                    ----------                            ----------



                                                                        Year Ended June 30,
                              ---------------------------------------------------------------------------------------------------
                                            1998                              1997                             1996
                              -------------------------------  -------------------------------- ---------------------------------
                                          Interest    Average              Interes     Average                Interest    Average
                               Average     Earned    Yield Or   Average     Earned    Yield Or     Average     Earned    Yield Or
                               Balance     Or Paid     Cost     Balance     Or Paid     Cost       Balance     Or Paid     Cost
                              ---------  ---------   --------  ---------  ---------   --------    ---------  ---------   --------
                                                                       (Dollars in Thousands)
ASSETS
Interest earnings assets:
Federal funds sold            $  11,005   $    646     5.87%   $  5,693    $    286     5.02%     $   6,868   $    382     5.56%
Certificates of deposit at
    financial institutions        7,173        441     6.15       5,649         375     6.64          5,454        359     6.58
Investment securities (1)        31,457      1,906     6.06      34,574       2,139     6.19         31,202      1,869     5.99
Net loans receivable (2)        139,860     12,084     8.64      80,033       6,906     8.63         44,064      3,919     8.89
                              --------------------             --------------------               --------------------
       Total Interest
         earning assets         189,495     15,077     7.96     125,949       9,706     7.71         87,588      6,529     7.45

Noninterest-earning assets:
Cash and due from banks        $  9,595                        $  7,682                           $   4,910
Premises and equipment            6,527                           5,114                               2,635
Other                             3,756                           3,053                               1,839
                               --------                        --------                           ---------
     Total assets              $209,373                        $141,798                           $  96,972
                               --------                        --------                           ---------
                               --------                        --------                           ---------

LIABILITIES AND
 STOCKHOLDERS' EQUITY
Interest bearing liabilities:
  Interest-bearing demand
    deposits                   $ 56,612      2,053     3.63%   $ 41,184       1,381     3.35%     $  27,172        947     3.49%
  Savings deposits                2,954         65     2.20       2,322          53     2.28          1,516         39     2.57
  Time deposits                  83,790      4,853     5.79      52,511       2,925     5.57         40,512      2,363     5.83
  Short-term borrowings             166          9     5.42         517          28     5.42          1,237         65     5.25
  Federal Home Loan Bank
    advances                     20,220      1,234     6.10       7,718         484     6.27          1,248         70     5.61
  Other borrowings                1,500        128     8.53       1,417         123     8.68             83          2     2.41
                              --------------------             --------------------               --------------------
     Total Interest bearing
       liabilities              165,242      8,342     5.05     105,669       4,994     4.73         71,768      3,486     4.86
Noninterest-bearing demand       23,545                          19,263                              12,339
Other noninterest-bearing
  liabilities                     3,896                           3,887                               1,135
                               --------                        --------                           ---------
     Total liabilities          192,683                         128,819                              85,242
Stockholders' equity             16,690                          12,979                              11,730
                               --------                        --------                           ---------
    Total liabilities and
         stockholders' equity  $209,373                        $141,798                           $  96,972
                               --------                        --------                           ---------
                               --------                        --------                           ---------

Net interest income                       $  6,735                         $  4,712                           $  3,043
                                          --------                         --------                           --------
                                          --------                         --------                           --------
Net interest spread                                    2.91%                            2.98%                              2.59%
                                                       -----                            -----                              -----
                                                       -----                            -----                              -----
Net interest margin                                    3.55%                            3.74%                              3.47%
                                                       -----                            -----                              -----
                                                       -----                            -----                              -----

Ratio of average interest earning
  assets to average
  interest-bearing liabilities  114.68%                         119.19%                             122.04%
                               --------                        --------                           ---------
                               --------                        --------                           ---------


(1) Interest earned and yields on nontaxable investment securities are stated at face rate.

(2) Loan fees are not material and are included in interest income from loans receivable.

         The following table illustrates, for the periods indicated, the changes in Quad City's net interest income due to changes in volume and changes in interest rates. Changes in net interest income due to both volume and rate have been proportionately allocated to rate and volume.


                                        Nine Months Ended March 31, 1999 vs.                   Year Ended June 30, 1998 vs.
                                          Nine Months Ended March 31, 1998                       Year Ended June 30, 1997
                                     ---------------------------------------------  ------------------------------------------------
                                       Increase (Decrease) Due To       Total         Increase (Decrease) Due To         Total
                                     ------------------------------    Increase     ------------------------------      Increase
                                         Volume          Rate         (Decrease)        Volume          Rate           (Decrease)
                                     --------------  --------------  -------------  ------------- ----------------  ----------------
                                                                        (Dollars in thousands)
Interest Earnings Assets:
   Federal funds sold                  $    746       $        (7)    $      739    $        305    $        55      $        360
   Certificates of deposit at
     financial institutions                 222               (28)           194              96            (29)               67
   Investment securities (1)                324              (161)           163            (190)           (44)             (234)
   Net loans receivable (2)               2,995              (128)         2,867           5,169              9             5,178
                                     --------------  --------------  -------------  ------------- ----------------  ----------------
      Total Interest earning assets    $  4,287       $      (324)    $    3,963    $      5,380    $        (9)     $      5,371
                                     --------------  --------------  -------------  ------------- ----------------  ----------------

Interest Bearing Liabilities:
   Interest bearing demand
     deposits                          $    450       $       (96)    $      354    $        552    $       120      $        672
   Savings deposits                          21                (5)            16              14             (2)               12
   Time deposits                          1,476               (81)         1,395           1,807            121             1,928
   Short-term borrowings                    134                ---           134             (19)           ---               (19)
   Federal Home Loan Bank
     advances                               285                ---           285             763            (13)              750
   Other borrowings                          42               (19)            23               7             (2)                5
                                     --------------  --------------  -------------  ------------- ----------------  ----------------
      Total Interest bearing
        liabilities                    $  2,408       $      (201)    $    2,207    $      3,124    $       224      $      3,348
                                     --------------  --------------  -------------  ------------- ----------------  ----------------
Total                                  $  1,879       $      (123)    $    1,756    $      2,256    $      (233)     $      2,023
                                     --------------  --------------  -------------  ------------- ----------------  ----------------
                                     --------------  --------------  -------------  ------------- ----------------  ----------------
                                           Year Ended June 30, 1998 vs.
                                             Year Ended June 30, 1997
                                     ---------------------------------------------
                                       Increase (Decrease) Due To       Total
                                     ------------------------------    Increase
                                         Volume          Rate         (Decrease)
                                     --------------  --------------  -------------
                                                (Dollars in thousands)

Interest Earnings Assets:
   Federal funds sold                  $      (61)    $      (35)      $     (96)
   Certificates of deposit at
     financial institutions                    13             2               15
   Investment securities (1)                  207            63              270
   Net loans receivable (2)                 3,138          (151)           2,987
                                     --------------  --------------  -------------
      Total Interest earning assets    $    3,297     $    (121)       $   3,176
                                     --------------  --------------  -------------

Interest Bearing Liabilities:
   Interest bearing demand
     deposits                          $      471     $     (37)       $     434
   Savings deposits                            19            (5)              14
   Time deposits                              672          (111)             561
   Short-term borrowings                      (39)            2              (37)
   Federal Home Loan Bank
     advances                                 405             9              414
   Other borrowings                            99            22              121
                                     --------------  --------------  -------------
      Total Interest bearing
        liabilities                    $    1,627     $    (120)      $    1,507
                                     --------------  --------------  -------------
Total                                  $    1,670     $      (1)      $    1,669
                                     --------------  --------------  -------------
                                     --------------  --------------  -------------


(1) Interest earned and yields on nontaxable investment securities are stated at face rate.

(2) Loan fees are not material and are included in interest income from loans receivable.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1999 COMPARED WITH NINE MONTHS ENDED MARCH 31,
1998

         OVERVIEW. Net income for the nine-month period ended March 31, 1999 was $1.7 million as compared to net income of $1.0 million for the same period in 1998 for an increase of $663,000 or 66%. Basic earnings per share for the first nine months of fiscal 1999 increased to $.73 from $.46 for the first nine months of fiscal 1998. The increase in net income was comprised of increases in both net interest income after provision for loan losses of $1.9 million and noninterest income of $1.0 million reduced by increases in both noninterest expenses of $1.8 million and income tax expense of $442,000. The increase in noninterest income included $549,000 due to the amortization of deferred income resulting from the restructuring of Bancard's merchant broker agreement in 1998.

         INTEREST INCOME. Interest income increased by $4.0 million, from $10.7 million for the nine-month period ended March 31, 1998 to $14.7 million for the nine-month period ended March 31, 1999. The 37% rise in interest income was basically attributable to greater average outstanding balances in interest earning assets, principally loans receivable.

         INTEREST EXPENSE. Interest expense increased by $2.2 million, from $5.9 million for the nine-month period ended March 31, 1998 to $8.1 million for the nine-month period ended March 31, 1999. The 37% increase in interest expense was primarily attributable to greater average outstanding balances in interest bearing liabilities.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is established based on factors such as the local and national economy and the risk associated with the loans in the portfolio. At both March 31, 1999 and June 30, 1998 Quad City had an allowance for estimated losses on loans of approximately 1.4% of total loans. The provision for loan losses decreased by $109,000, from $753,000 for the nine-month period ended March 31, 1998 to $644,000 for the nine-month period ended March 31, 1999. The primary loan growth for the period ended March 31, 1999 was in our commercial loan portfolio, as opposed to our consumer loan portfolio which has historically carried a greater degree of risk, allowing a decrease in the provision necessary for the period. For the nine-month period ended March 31, 1999, commercial and real estate loans combined for total charge-offs of $130,000 and total recoveries of $50,000. Consumer loan charge-offs and recoveries totaled $262,000 and $52,000, respectively, for the nine months ended March 31, 1999. Indirect auto loans accounted for a majority of the consumer loan charge-offs. Because asset quality is a priority for Quad City and its subsidiaries, management has made the decision to downscale indirect auto loan activity based on charge-off history. The ability to grow profitably is, in part, dependent upon the ability to maintain asset quality.

         NONINTEREST INCOME. Noninterest income increased by $1.0 million, from $2.9 million for the nine month period ended March 31, 1998 to $3.9 million for the nine month period ended March 31, 1999. Noninterest income at March 31, 1999 and 1998 consisted of income from the merchant credit card operation, the trust department, depository service fees, gains on the sale of residential real estate mortgage loans, and other miscellaneous fees. The 35% increase was primarily due to increased loan sales activity in the residential real estate department of the bank and the recognition of $549,000 of deferred income resulting from a gain on the restructuring of Bancard's merchant broker agreement.

         In June 1998, Quad City recognized $2.2 million of gross income as a result of the amendment of the merchant broker agreement with its current, major ISO. The amended agreement is for a minimum term of one year and revised a prior agreement that was to expire in the year 2002. In consideration for the reduction in term from four years to one year, Quad City received total compensation of $2.9 million, of which $732,000 was deferred to be recognized in income during fiscal 1999. In the prior agreement, Quad City and the ISO had shared both merchant servicing fees and related merchant credit risk. The amended agreement exchanges a substantial reduction in merchant servicing income for a like reduction in the related merchant credit risk. With the amended agreement, Quad City receives a fixed, monthly fee of $25,000 for servicing the current merchants and is relieved of responsibility for any merchant credit risk. In an effort to offset the reduced merchant servicing income, Quad City has been actively pursuing other ISO relationships and has recently begun processing for additional ISOs.

         During the nine months ended March 31, 1999, merchant credit card fees, net of processing costs, decreased by $281,000 to $781,000, from approximately $1.1 million for the nine months ended March 31, 1998. The reduction reflected terms of the amended merchant broker agreement. Also as a result of the amended merchant broker agreement, Quad City recognized $549,000 of the deferred income and earned $225,000 of merchant servicing fees for the nine months ended March 31, 1999.

         For the nine months ended March 31, 1999, trust department fees increased $289,000, or 35%, to $1.1 million from $825,000 for the nine months ended March 31, 1998. The increase was primarily a reflection of the development of additional trust relationships during the period.

         Gain on sales of loans, net was $830,000 for the nine months ended March 31, 1999, which reflected an increase of 62%, or $318,000, from $512,000 for the nine months ended March 31, 1998. The increase resulted from low interest rates, which created large numbers of both home refinances and first-time home purchases, and the subsequent sale of the majority of these loans into the secondary market.

         NONINTEREST EXPENSES. The main components of noninterest expenses were primarily salaries and benefits, occupancy and equipment expenses, and professional and data processing fees for both periods. Noninterest expenses for the nine months ended March 31, 1999 were $7.2 million as compared to $5.4 million for the same period in 1998, or an increase of $1.8 million.

         The following table sets forth the various categories of noninterest expenses for the nine months ended March 31, 1999 and 1998.


                                                        Nine Months Ended March 31,
                                                            1999            1998          % Change
                                                        ------------------------------------------
Salaries and employee benefits                          $ 4,325,693      $ 3,109,580        39.11%
Professional and data processing fees                       427,061          375,337        13.78
Advertising and marketing                                   266,677          236,033        12.98
Occupancy and equipment expense                           1,064,869          689,784        54.38
Stationery and supplies                                     198,884          156,163        27.36
Provision for merchant credit card losses                     5,625           83,426       (93.26)
Postage and telephone                                       224,145          161,696        38.62
Other                                                       638,228          549,430        16.16
                                                        ----------------------------
         TOTAL NONINTEREST EXPENSES                     $ 7,151,182      $ 5,361,449        33.38
                                                        ----------------------------
                                                        ----------------------------


         Salaries and benefits experienced the most significant increase of any noninterest expense component. For the nine months ended March 31, 1999, total salaries and benefits increased to $4.3 million or $1.2 million over the 1998 period total of $3.1 million. The change was primarily attributable to the addition of new bank employees during the period and increased commission expense in the residential real estate department proportionate to the large volume of residential mortgage loan originations and subsequent loan sales. For the nine month period ended March 31, 1999, occupancy and equipment expense increased $375,000 or 54% over the first nine months of fiscal 1998. The increase was largely due to rent expense for the new Moline location. Postage and telephone expense increased $62,000 or 39% and stationery and supplies expense increased $43,000 or 27%. The increases were the result of the overall increase in business volume of the bank. The provision for merchant credit card losses during the first nine months of fiscal 1999 decreased $78,000 or 93% from the first nine months of fiscal 1998, which reflected Bancard's amended merchant broker agreement and the resulting reduction in Bancard's responsibility for merchant credit risk.

         INCOME TAX EXPENSE. The provision for income taxes was $1.1 million for the nine-month period ended March 31, 1999 compared to $647,000 for the nine-month period ended March 31, 1998, an increase of $442,000 or 68%. The increase was the result of an increase in income before income taxes of $1.1 million or 67% for the nine months ending March 31, 1999 compared to the nine months ending March 31, 1998.

FISCAL 1998 COMPARED WITH FISCAL 1997

         OVERVIEW. Net income for the year ended June 30, 1998 was $2.4 million, compared to $1.2 million for the year ended June 30,1997, for an increase of 96%. Results improved primarily because of a $2.0 million increase in net interest income after provision for loan losses, and a $3.3 million increase in noninterest income, of which $2.2 million related to a one-time gain on the restructuring of a merchant broker agreement. These increases were offset by a $2.6 million increase in other expenses due primarily to the increased number of employees and higher operating costs related to the increased volume of business, as well as an increase in income taxes of $1.5 million.

         INTEREST INCOME. Interest income increased to $15.1 million in fiscal 1998 from $9.7 million in fiscal 1997, an increase of $5.4 million. The 55% rise was primarily due to greater average outstanding balances in interest bearing assets. Interest income is comprised primarily of interest income on loans (including loan fees), securities, federal funds sold and Quad City's own deposits maintained at other financial institutions. Interest income should continue to grow as the loan portfolio and other assets increase, and would also increase as a result of a rise in interest rates.

         INTEREST EXPENSE. Interest expense increased to $8.3 million in fiscal 1998 from $5.0 million in fiscal 1997, an increase of $3.3 million, or 67%, and represented interest paid primarily to depositors, as well as interest paid on Federal Home Loan Bank advances and federal funds purchased. The increase in interest expense was again primarily due to greater average outstanding balances in interest bearing liabilities. Interest expense will continue to increase as deposits and Federal Home Loan Bank advances and other borrowings grow and would also increase as a result of a rise in interest rates.

         Net interest income for the years ended June 30, 1998 and June 30, 1997 amounted to $6.8 million and $4.7 million, respectively, and represented the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is established based on factors such as the local and national economy and the risk associated with the loans in the portfolio. Quad City's provision for loan losses was $902,000 for the year ended June 30, 1998, compared to $844,000 for the year ended June 30, 1997. The $58,000, or 7%, increase in the provision for loan losses was primarily in response to greater growth in the loan portfolio during fiscal 1998.

         NONINTEREST INCOME. Noninterest income increased by $3.3 million, or 119%, to $6.1 million in fiscal 1998 from $2.8 million in fiscal 1997.

         In June 1998, Quad City recognized $2.2 million of income as a result of signing an amendment to a merchant broker agreement with its principal ISO. The term of the amended agreement is for a minimum one-year period, and revised a prior agreement that had an expiration date in the year 2002. In consideration for reducing the term from four years to one year, Quad City received total compensation of $2.9 million. The remaining $732,000 will be recognized in income during the fiscal year ending June 30, 1999. Additionally, Quad City will receive a monthly fee of $25,000 for servicing the current merchants during the remaining twelve months of the agreement. In future years, if an agreement with another ISO is not established, there could be a significant reduction in income. It is Quad City's intent, however, to actively pursue relationships with one or more ISOs.

         Another component of noninterest income is gains on sales of loans, which totaled $713,000 and $44,000 in fiscal 1998 and 1997, respectively. The $669,000 increase experienced in fiscal 1998 reflected the increased volume of residential mortgage loans originated for sale by the bank to be sold on the secondary market.

         Trust income increased by 55% to $1.1 million in fiscal 1998 from $736,000 in fiscal 1997. The $402,000 increase reflected the development of new trust relationships and increased trust account balances, as well as strong stock and bond markets.

         Other noninterest income increased $162,000 in fiscal 1998 to $434,000 from $272,000 in fiscal 1997. The 59% increase was primarily due to the fees generated by the receipt of lease income on the second floor of the Davenport building, the growth in the commission income generated by the investment center and fees generated by the item processing department.

         NONINTEREST EXPENSES. Concurrent with Quad City's growth, noninterest expenses increased to $7.9 million in fiscal 1998 from $5.3 million in fiscal 1997. The $2.6 million, or 50%, increase was primarily due to higher overhead expenses on the increased volume of business attained during fiscal 1998.

         The following table sets forth the various categories of noninterest expenses for the years ended June 30, 1998 and 1997.


                                                             Year Ended June 30,
                                                            1998            1997          % Change
                                                        ------------------------------------------
Salaries and employee benefits                          $ 4,571,126     $ 2,934,758         55.76%
Professional and data processing fees                       504,344         437,259         15.34
Advertising and marketing                                   238,160         126,061         88.92
Occupancy and equipment expense                           1,045,349         654,010         59.84
Stationery and supplies                                     219,523         191,682         14.52
Provision for merchant credit card losses                   105,910         176,476        (39.99)
Postage and telephone                                       231,049         168,890         36.80
Other                                                       994,354         601,667         65.27
                                                        ---------------------------
              TOTAL NONINTEREST EXPENSES                $ 7,909,815     $ 5,290,803         49.50
                                                        ---------------------------
                                                        ---------------------------


         In fiscal 1998, salaries and employee benefits experienced the most significant dollar increase of any noninterest expense component. For the twelve months ended June 30,1998, total salaries and benefits increased to $4.6 million or $1.7 million over the June 30, 1997 amount of $2.9 million. The change was primarily attributable to the increase in the staff for the new Moline location and increased incentive compensation based on business volume.

         In fiscal 1998, advertising and marketing expense experienced the largest single percentage increase within the noninterest expense category. For the twelve months ended June 30, 1998, total advertising and marketing expense increased to $238,000 or $112,000 over the June 30, 1997 total of $126,000. The change was primarily attributable to the promotional and marketing efforts of Quad City's expansion to the new Moline Velie Plantation location.

         In fiscal 1998, provision for merchant credit card losses decreased to $106,000 or $70,000 from the June 30, 1997 amount of $176,000. As mentioned above, the decrease was primarily due to Bancard restructuring its merchant portfolio to focus on smaller merchants with less corresponding risk, and as a result experienced reduced losses.

         INCOME TAX EXPENSE. Quad City's federal and state income tax expense totaled $1.7 million and $165,000 in fiscal 1998 and 1997, respectively. The $1.5 million increase was the result of higher income before income taxes. Additionally, during the year ended June 30, 1997, Quad City was able to reduce its income tax expense in the first three fiscal quarters due to pre-opening expenses and initial loss carryforwards, therefore it was only during the fiscal fourth quarter of 1997 that income tax expense was recorded.

FISCAL 1997 COMPARED WITH FISCAL 1996

         OVERVIEW. Net income for the year ended June 30, 1997 was $1.2 million, compared to $683,000 for the year ended June 30, 1996. Results improved primarily because of a $1.3 million increase in net interest income after provision for loan losses, and a $1.1 million increase in noninterest income. These increases were offset by a $1.7 million increase in other expenses due primarily to the increased number of employees and higher operating costs related to the increased volume of business, as well as income taxes of $165,000.

         INTEREST INCOME. Interest income increased to $9.7 million in fiscal 1997 from $6.5 million in fiscal 1996, an increase of $3.2 million. This was primarily due to greater average outstanding balances in interest bearing assets. Interest income is comprised primarily of interest income on loans (including loan fees), securities, federal funds sold and Quad City's own deposits maintained at other financial institutions. Interest income should continue to grow as the loan portfolio and other assets increase, and would also increase as a result of a rise in interest rates.

         INTEREST EXPENSE. Interest expense increased to $5.0 million in fiscal 1997 from $3.5 million in fiscal 1996, an increase of $1.5 million, and represented interest paid primarily to depositors, as well as interest paid on Federal Home Loan Bank advances and federal funds purchased. The increase in interest expense was again primarily due to greater average outstanding balances in interest bearing liabilities. Interest expense will continue to increase as deposits and Federal Home Loan Bank advances and other borrowings grow and would also increase as a result of a rise in interest rates.

         Net interest income for the years ended June 30, 1997 and June 30, 1996 amounted to $4.7 million and $3.0 million, respectively, and represented the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is established based on factors such as the local and national economy and the risk associated with the loans in the portfolio. Quad City's provision for loan losses was $844,000 for the year ended June 30, 1997, compared to $500,000 for the year ended June 30, 1996. The $344,000 increase in the provision for loan losses was primarily in response to the growth in the loan portfolio during fiscal 1997. The increase maintained Quad City's allowance for estimated losses on loans at 1.5% of total loans at both June 30, 1997 and June 30, 1996.

         NONINTEREST INCOME. Noninterest income increased by $1.1 million to $2.8 million in fiscal 1997 from $1.7 million in fiscal year 1996. Management plans to place increased importance on enhancing noninterest income by establishing a profitability steering committee during fiscal 1998.

         One of the most significant components of noninterest income is net merchant credit card income, which totaled $1.5 million and $1.0 million in fiscal 1997 and 1996, respectively. The $524,000 growth experienced in fiscal 1997 reflects the increase of over $167 million of transactions processed, as well as the addition of approximately 1,500 new merchants.

         Trust income increased to $736,000 in fiscal 1997 from $355,000 in fiscal 1996. The $381,000 increase reflects the development of new trust relationships, as well as a strong stock market.

         Other noninterest income increased $143,000 in fiscal 1997 to $272,000 from $129,000 in fiscal 1997. The increase was primarily due to the fees generated by the item-processing department, receipt of lease income on the second floor of the Davenport building and the growth in the commission income generated by the investment center.

         NONINTEREST EXPENSES. Other expenses consisted primarily of salaries and benefits; bank service charges and trust related expenses; professional fees; data processing fees; and occupancy and equipment expenses. Other expenses increased to $5.3 million in fiscal 1997 from $3.6 million in fiscal 1996. The $1.7 million increase was primarily due to higher overhead expenses on the increased volume of business attained during fiscal 1997.

         The following table sets forth the various categories of noninterest expenses for the years ended June 30, 1997 and 1996.


                                                             Year Ended June 30,
                                                            1997            1996          % Change
                                                        ------------------------------------------
Salaries and employee benefits                          $ 2,934,758     $ 1,973,682         48.69%
Professional and data processing fees                       437,259         282,640         54.71
Advertising and marketing                                   126,061         189,761        (33.57)
Occupancy and equipment expense                             654,010         289,230        126.12
Stationery and supplies                                     191,682         100,672         90.40
Provision for merchant credit card losses                   176,476         126,805         38.27
Postage and telephone                                       168,890         117,741         43.44
Other                                                       601,667         495,858         21.34
                                                        ---------------------------
              TOTAL NONINTEREST EXPENSES                $ 5,290,803     $ 3,576,389         47.94
                                                        ---------------------------
                                                        ---------------------------


         In fiscal 1997, salaries and benefits experienced the most significant dollar increase of any noninterest expense component. For the twelve months ended June 30, 1997, total salaries and benefits increased to $2.9 million or $961,000 over the June 30, 1996 total of $2.0 million. The change was primarily attributable to the increase in Quad City's number of employees, as well as merit and cost of living raises.

         In fiscal 1997, occupancy and equipment expense experienced the largest single percentage increase within the noninterest expense category. For the twelve months ended June 30, 1997, total occupancy and equipment expense increased to $654,000 or $365,000 over the June 30, 1996 total of $289,000. The change was primarily attributable to Quad City's expansion to a second banking facility, located in Davenport.

         INCOME TAX EXPENSE. Quad City's income taxes expense was $165,000 for the year ended June 30, 1997. During fiscal 1997 the tax loss carry forwards associated with pre-opening and initial losses had been fully utilized, therefore during the fiscal fourth quarter, income tax expense was recorded, but at an effective rate of 11.9%, well below the statutory rate.

FINANCIAL CONDITION

         Total assets of Quad City increased by $49.6 million or 20% to $299.8 million at March 31, 1999 from $250.2 million at June 30, 1998. Total assets of Quad City grew by $81.8 million, or 49%, to $250.2 million at June 30, 1998 from $168.4 million at June 30, 1997. The growth primarily resulted from an increase in the loan portfolio funded by deposits received from customers, FHLB advances and short term borrowings. The largest increase in Quad City's balance sheet as of March 31, 1999, was in deposits received from customers. This was a result of an aggressive program to attract deposits through higher deposit pricing, increased marketing efforts and the hiring of new personnel to staff a business development department to fund the increase in loans.

         CASH AND CASH EQUIVALENT ASSETS. Cash and due from banks decreased by $3.2 million or 27% to $8.4 million at March 31, 1999 from $11.6 million at June 30, 1998. Cash and due from banks increased by $4.6 million, or 66%, to $11.6 million at June 30, 1998 from $7.0 million at June 30, 1997. Cash and due from banks represented both cash maintained at the bank, as well as funds that the bank and Quad City had deposited in other banks in the form of demand deposits.

         Federal funds sold are inter-bank funds with daily liquidity. At March 31, 1999, the bank had $29.4 million invested in such funds. This amount increased by $6.4 million or 28% from $23.0 million at June 30, 1998. The $23.0 million, that Quad City had invested in such funds at June 30, 1998, was an increase of $13.8 million, or 150%, from $9.2 million at June 30, 1997. The increase was attributable to Quad City's increased liquidity at the end of the fiscal year. Quad City made the decision to increase its liquidity position in order to meet anticipated loan demand and large deposit maturities.

         Certificates of deposit at financial institutions increased by $4.1 million or 49% to $12.5 million at March 31, 1999 from $8.4 million at June 30, 1998 and $5.4 million at June 30, 1997. The bank continued to make new deposits in other banks in the form of certificates of deposit.

         INVESTMENTS. Securities increased by $13.3 million or 38% to $47.9 million at March 31, 1999 from $34.6 million at June 30, 1998. The increase was the result of a number of transactions in the securities portfolio. Paydowns of $1.3 million were received on mortgage-backed securities, and the amortization of premiums, net of the accretion of discounts, was $19,000. Maturities, calls, and sales of securities occurred in the amount of $12.6 million. These decreases were offset by the purchase of additional securities, classified as available for sale, in the amount of $27.1 million, and an increase in unrealized gains on securities available for sale, before applicable income tax, of $162,000.

         The following table presents the amortized cost and fair value of investment securities held on March 31, 1999:


                                                              Gross          Gross
                                             Amortized      Unrealized     Unrealized      Fair
                                                Cost          Gains         (Losses)       Value
                                           --------------------------------------------------------
Securities held to maturity:
   Municipal securities                    $  749,240       $ 11,853     $     ---      $   761,093
   Other bonds                                 25,000          1,235           ---           26,235
                                           -------------------------------------------------------
              Total                        $  774,240       $ 13,088     $     ---      $   787,328
                                           --------------------------------------------------------
                                           --------------------------------------------------------

Securities available for sale:
   U.S. treasury securities                $11,003,731      $101,628     $     ---      $11,105,359
   U.S. agency securities                   23,785,877       131,750        (88,974)     23,828,653
   Mortgage-backed securities                8,781,718        12,193        (40,150)      8,753,761
   Municipal securities                      1,562,918        68,000           ---        1,630,918
   Other securities                          1,835,315         2,512         (8,013)      1,829,814
                                           --------------------------------------------------------
              Total                        $46,969,559      $316,083     $ (137,137)    $47,148,505
                                           --------------------------------------------------------
                                           --------------------------------------------------------


         The following table presents the maturity of securities held on March 31, 1999 and the weighted average rates by range of maturity. The table excludes $1,835,315 of securities with no maturity or stated face rate:


                                             After One Year   After Five Years
                                                Through           Through              After
                           Within One Year     Five Years        Ten Years           Ten Years      Total
                          ---------------------------------------------------------------------------------
                                   Average           Average           Average            Average
                           Amount   Yield    Amount   Yield    Amount   Yield     Amount   Yield    Amount
                          ---------------------------------------------------------------------------------
                                                        (Dollars in thousands)

U.S. treasury securities  $ 5,001   5.89%   $ 6,003   5.61%   $    --     --%    $    --     --%   $ 11,004
U.S. agency securities         --     --     19,740   5.49      4,046   5.47          --     --      23,786
Mortgage-backed
  securities                   --     --      1,669   6.19      2,655   5.78       4,458   5.92       8,782
Municipal securities          250   6.80        468   6.08        899   4.34         695   5.37       2,312
Other bonds                    --     --         25   6.30         --     --          --     --          25
                          -------           -------           -------            -------           --------
         Total            $ 5,251           $27,905           $ 7,600            $ 5,153           $ 45,909
                          -------           -------           -------            -------           --------
                          -------           -------           -------            -------           --------


         Portions of the investment securities of the bank are purchased with the intent to hold the securities until they mature. These held to maturity securities were recorded at amortized cost at March 31, 1999, June 30, 1998 and June 30, 1997. At March 31, 1999, municipal securities and other bonds made up the $774,000 balance. This was a decrease of $1.6 million, or 67%, from June 30, 1998, when mortgage-backed securities, municipal securities and other bonds made up the $2.4 million balance. Market values at March 31, 1999, June 30, 1998 and June 30, 1997 were $787,000, $2.4 million and $2.9 million, respectively.

         All of Quad City's and a portion of the bank's securities are placed in the available for sale category as the securities may be liquidated to provide cash for operating or financing purposes. These securities were reported at fair value and increased by $14.9 million, or 46%, to $47.1 million at March 31, 1999, from $32.2 million at June 30, 1998. The amortized cost of such securities at March 31, 1999, June 30, 1998 and June 30, 1997 was $47.0 million, $32.2 million and $29.0 million, respectively.

         The following table presents the maturity of securities held on June 30, 1998 and the weighted average rates by range of maturity. The table excludes $1,500,806 of securities with no maturity or stated face rate.

                                             After One Year   After Five Years
                                                Through           Through              After
                           Within One Year     Five Years        Ten Years           Ten Years
                          ---------------------------------------------------------------------------------
                                   Average           Average           Average            Average
                           Amount   Yield    Amount   Yield    Amount   Yield     Amount   Yield     Total
                          ---------------------------------------------------------------------------------
                                                        (Dollars in thousands)
U.S. treasury securities  $ 9,006   5.80%   $ 8,001   5.77%   $   ---    ---%    $   ---    ---%   $ 17,007
U.S. agency securities        498   4.47      8,749   6.04      2,001   6.29         ---    ---      11,248
Mortgage-backed securities    ---    ---      1,442   6.27      1,613   6.41         299   6.00       3,354
Municipal securities          150   4.23        447   6.72        869   4.76         ---    ---       1,466
Other bonds                   ---    ---         25   6.30        ---    ---         ---    ---          25
                          -------           -------           -------            -------           --------
           TOTAL          $ 9,654          $ 18,664           $ 4,483            $   299           $ 33,100
                          -------           -------           -------            -------           --------
                          -------           -------           -------            -------           --------

         Quad City does not use any financial instruments referred to as derivatives to manage interest rate risk and as of March 31, 1999 there existed no security in the investment portfolio (other than U.S. government and U.S. government agencies) that exceeded 10% of stockholders' equity at that date.

         LOANS. Loans receivable increased by $28.7 million or 18% to $191.7 million at March 31, 1999 from $163.0 million at June 30, 1998. The increase was the result of the origination or purchase of $207.1 million of commercial business, consumer and real estate loans, less loan charge-offs, net of recoveries, of $290,000, and loan repayments or sales of loans of $178.1 million. The majority of residential real estate loans originated by the bank were sold on the secondary market to avoid the interest rate risk associated with long term fixed rate loans.

         The following table presents the composition of the loan portfolio as of March 31, 1999:


     Commercial                                       $     130,361,279
     Real estate                                             29,926,782
     Installment and other consumer                          31,391,049
                                                      -----------------
         TOTAL LOANS                                        191,679,110
     Less allowance for estimated losses on loans             2,704,448
                                                      -----------------
         NET LOANS                                    $     188,974,662
                                                      -----------------
                                                      -----------------

         The following table presents consolidated maturities by yearly ranges as of March 31, 1999. Also included for loans after one year are the amounts that have predetermined interest rates and floating or adjustable rates:


                                                                                           Maturities After One Year
                                                   Due after One                      -----------------------------------
                                  Due in One          through           Due after        Predetermined      Adjustable
                                  Year or Less        5 Years            5 years         Interest Rates   Interest Rates
                               ------------------------------------------------------------------------------------------
As of March 31, 1999:
     Commercial                $      44,494,274  $    60,155,105  $     25,711,900  $       72,987,062   $    12,879,943
     Real Estate                       3,524,017        1,586,629        24,816,136           10,126,691       16,276,074
     Installment and other
       consumer                        4,749,614       24,737,609         1,903,826           24,485,971        2,155,464
                               ------------------------------------------------------------------------------------------
                 TOTAL         $      52,767,905  $    86,479,343  $     52,431,862  $       107,599,724  $    31,311,481
                               ------------------------------------------------------------------------------------------
                               ------------------------------------------------------------------------------------------


         Loans receivable increased by $54.6 million, or 50%, to $163.0 million at June 30, 1998 from $108.4 million at June 30, 1997. As of June 30, 1998, the bank's legal lending limit was $3.1 million. The majority of residential real estate loans originated by the bank were sold on the secondary market to avoid the interest rate risk associated with long term fixed rate loans. During the fiscal year ended June 30, 1998, the bank originated $93.6 million of loans and received repayments of $42.7 million.

         The composition of the loan portfolio as of June 30, 1998, 1997, 1996, 1995, and 1994 was as follows:


                                                                    June 30,
                              ---------------------------------------------------------------------------------
                                   1998            1997            1996             1995            1994
                              ---------------------------------------------------------------------------------
Commercial                    $  99,097,297   $  68,634,556   $  40,338,645    $  24,748,659    $  10,509,745
Real estate                      31,145,517      20,293,440       9,011,608        2,879,530          354,035
Installment and other
   consumer                      32,732,322      19,437,433       7,459,467        3,879,388        1,903,681
                              ---------------------------------------------------------------------------------
          TOTAL LOANS           162,975,136     108,365,429      56,809,720       31,507,577       12,767,461
Less allowance for loan
  losses on loans                 2,349,838       1,632,500         852,500          472,475          191,500
                              ---------------------------------------------------------------------------------
          NET LOANS           $ 160,625,298   $ 106,732,929   $  55,957,220    $  31,035,102   $   12,575,961
                              ---------------------------------------------------------------------------------
                              ---------------------------------------------------------------------------------


         The following table presents consolidated maturities by yearly ranges as of June 30, 1998. Also included for loans after one year are the amounts that have predetermined interest rates and floating or adjustable rates.


                                                                                                    After One
                                                                                   Maturities          Year
                                              Due after One                     --------------------------------
                               Due in One        through          Due after      Predetermined      Adjustable
                              Year or Less       5 Years           5 years      Interest Rates    Interest Rates
                             ------------------------------------------------------------------------------------
As of June 30, 1998
  Commercial                  $ 34,796,849    $ 42,324,290      $ 21,976,158     $ 51,814,664     $ 12,485,784
  Real estate                    2,947,680       1,300,852        26,896,985       12,245,661       15,952,176
  Installment and other
    consumer                     5,596,595      23,762,290         3,373,437       25,440,774        1,694,953
                             ------------------------------------------------------------------------------------
        TOTALS                $ 43,341,124    $ 67,387,432      $ 52,246,580     $ 89,501,099     $ 30,132,913
                             ------------------------------------------------------------------------------------
                             ------------------------------------------------------------------------------------


         ALLOWANCE FOR LOAN LOSSES. The allowance for estimated losses on loans was $2.7 million at March 31, 1999 compared to $2.3 million at June 30, 1998 for an increase of $355,000 or 15%. The adequacy of the allowance for estimated losses on loans was determined by management based on factors that included the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, and other factors that, in management's judgment, deserved evaluation in estimating loan losses. The adequacy of the allowance for estimated losses on loans was monitored by the loan review staff, and reported to management and the Board of Directors.

         Net charge-offs for the nine months ended March 31, were $290,000 and $77,000 in 1999 and 1998, respectively. The increase was primarily due to the losses resulting from auto loans purchased from dealers. The Company has since scaled back on this type of lending. One measure of the adequacy of the allowance for estimated losses on loans is the ratio of the allowance to the total loan portfolio. Provisions were made monthly to ensure that an adequate level was maintained. The allowance for estimated losses on loans as a percentage of total loans was 1.41% at March 31, 1999 and 1.44% at June 30, 1998.

         The following table presents the allowance for estimated losses on loans by type of loans and the percentage of loans in each category to total loans as of March 31, 1999.


                                                                  % of
                                                                Loans to
                                                                  Total
                                               Amount             Loans
                                            ----------------------------
     Commercial and industrial              $ 2,023,749           68.00%
     Real estate                                 95,694           15.60
     Consumer                                   568,559           16.40
     Unallocated                                 16,446             N/A
                                            ----------------------------
                                            $ 2,704,448          100.00%
                                            ----------------------------
                                            ----------------------------


         Activity in the allowance for estimated losses on loans for the nine months ended March 31, 1999 and 1998, was as follows:


                                                                           Nine Months Ended March 31,
                                                                      ------------------------------------
                                                                            1999                1998
                                                                      ------------------------------------
        Average amount of loans outstanding, before allowance
           for estimated losses on loans                                  $ 179,545,525      $132,959,130
                                                                      ------------------------------------
        Allowance for estimated losses on loans:
           Balance, beginning of fiscal year                              $   2,349,838      $  1,632,500
                                                                      ------------------------------------
              Charge-offs:
                Commercial                                                     (104,596)          (12,763)
                Real estate                                                     (25,142)               --
                Installment and other consumer                                 (262,206)          (81,012)
                                                                      ------------------------------------
                      SUBTOTAL CHARGE-OFFS                                     (391,944)          (93,775)
                                                                      ------------------------------------

              Recoveries:
                Commercial                                                       50,150            13,147
                Real estate                                                          --                --
                Installment and other consumer                                   52,004             3,893
                                                                      ------------------------------------
                      SUBTOTAL RECOVERIES                                       102,154            17,040
                                                                      ------------------------------------
              Net charge-offs                                                  (289,790)          (76,735)

              Provision charged to expense                                      644,400           753,258
                                                                      ------------------------------------
           Balance, end of period                                         $   2,704,448      $  2,309,023
                                                                      ------------------------------------
                                                                      ------------------------------------
        Ratio of net charge-offs to average loans outstanding                  0.16%             0.06%


         Quad City's allowance for estimated losses on loans was $2.3 million at June 30, 1998 or 1.44% of total loans, compared to $1.6 million or 1.51% at June 30, 1997. Although management believes that the allowance for estimated losses on loans at June 30, 1998 was at a level adequate to absorb losses on existing loans, there can be no assurance that such losses will not exceed the estimated amounts or that Quad City will not be required to make additional provisions for loan losses in the future. Asset quality is a priority for Quad City and its subsidiaries. The ability to grow profitably is in part dependent upon the ability to maintain that quality.

         The following table presents the allowance for estimated losses or loans by type of loans and the percentage of loans in each category to total loans as of June 30, 1998, 1997, 1996, 1995 and 1994.


                                                                      June 30,
                   ---------------------------------------------------------------------------------------------------------------
                              1998               1997                  1996                   1995                  1994
                   ---------------------------------------------------------------------------------------------------------------
                                 % of                  % of                 % of                    % of                  % of
                               Loans to              Loans to             Loans to                Loans to              Loans to
                                 Total                 Total                Total                  Total                 Total
                     Amount      Loans     Amount      Loans    Amount      Loans      Amount      Loans      Amount     Loans
                   ---------------------------------------------------------------------------------------------------------------
Commercial and
   industrial      $1,213,439   60.81%   $  799,566   63.34%   $     --    71.01%     $     --    78.55%    $     --    82.32%
Real estate            79,198   19.11        66,742   18.73          --    15.86            --     9.14           --     2.77
Consumer              515,489   20.08       387,096   17.93          --    13.13            --    12.31           --    14.91
Unallocated           541,712     N/A       379,096     N/A     852,500      N/A       472,475      N/A      191,500      N/A
                   ---------------------------------------------------------------------------------------------------------------
      TOTAL         $2,349,838  100.00%   $1,632,500  100.00%    852,500   100.00%     472,475   100.00%   $ 191,500   100.00%
                   ---------------------------------------------------------------------------------------------------------------
                   ---------------------------------------------------------------------------------------------------------------


         Quad City experienced loan charge-offs of $205,000 during fiscal 1998 compared to $65,000 during fiscal 1997. Approximately 70% of the charge-offs during fiscal 1998 were consumer loans, with the remainder consisting of commercial loans. Approximately 60% of the charge-offs during fiscal 1997 were consumer loans, and the remainder were commercial loans. At June 30, 1997 and in prior years, much of the loan portfolio had been on the books for a relatively short time, thus an increase in loan charge-offs was likely as the portfolio matured. Loans charged off as a percentage of gross loans receivable at June 30, 1998 increased to 0.13% from 0.08% at June 30, 1997.

         Activity in the allowance for estimated losses on loans for the fiscal years ended June 30, 1998, 1997, 1996, 1995, and 1994, respectively, is presented in the following table:


                                                                      Years Ended June 30,
                                            -----------------------------------------------------------------------
                                                1998          1997           1996          1995          1994
                                            -----------------------------------------------------------------------
Average amount of loans outstanding,
  before allowance for estimated
  losses on loans                           $141,974,417   $81,251,090   $44,749,454    $23,451,527   $3,433,648

Allowance for estimated losses on loans:
    Balance, beginning of fiscal year       $  1,632,500   $   852,500   $   472,475    $   191,500           --
                                            -----------------------------------------------------------------------
       Charge-offs:
         Commercial                              (62,763)      (26,141)     (117,555)            --           --
         Real estate                                  --            --            --             --           --
         Installment and other consumer         (142,471)      (38,772)       (2,817)        (1,725)          --
                                            -------------------------------------------------------------------------
             SUBTOTAL CHARGE-OFFS               (205,234)      (64,913)     (120,372)        (1,725)          --
                                            -------------------------------------------------------------------------

    Recoveries:
         Commercial                               13,146           266            --             --           --
         Real estate
         Installment and other consumer            7,450           256            --            100           --
                                            -------------------------------------------------------------------------
             SUBTOTAL RECOVERIES                  20,596           522            --            100           --
                                            -------------------------------------------------------------------------

    Net charge-offs                             (184,638)      (64,391)     (120,372)        (1,625)          --

    Provision charged to expense                 901,976       844,391       500,397        282,600      191,500
                                            -------------------------------------------------------------------------
                                            -------------------------------------------------------------------------
Balance, end of fiscal year                 $  2,349,838   $ 1,632,500   $   852,500    $   472,475   $  191,500
                                            -------------------------------------------------------------------------
                                            -------------------------------------------------------------------------

Ratio of net charge-offs to average
  loans outstanding                                0.13%         0.08%         0.27%          0.01%        0.00%


         NONPERFORMING ASSETS. The policy of Quad City is to place a loan on nonaccrual status if: (a) payment in full of interest or principal is not expected or (b) principal or interest has been in default for a period of 90 days or more unless the obligation is both in the process of collection and well secured. Well secured is defined as collateral with sufficient market value to repay principal and all accrued interest. A debt is in the process of collection if collection of the debt is proceeding in due course either through legal action, including judgment enforcement procedures, or in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to current status.

         Nonaccrual loans were $1.5 million at March 31, 1999 compared to $1.0 million at June 30, 1998 for an increase of $484,000 or 47%. The increase in nonaccrual loans was comprised of increases in commercial loans of $422,000 and consumer loans of $100,000 offset by a decrease in real estate loans of $38,000. A single loan accounted for 57% of the increase in commercial loans having nonaccrual status. The maturity date of the loan passed, requiring that the loan be classified as nonaccrual, but monthly payments continued to be received. Nonaccrual loans at March 31, 1999 consisted primarily of loans that were well-collateralized and were not expected to result in material losses.

         The following table presents nonaccrual, past due and renegotiated loans and other real estate owned as of March 31, 1999:


    Loans accounted for on nonaccrual basis             $ 1,509,283
    Accruing loans past due 90 days or more                  58,709
    Troubled debt restructurings                                 --
                                                       -------------
            TOTAL NONPERFORMING LOANS                   $ 1,567,992

                                                       -------------
    Other real estate owned                                 119,600
                                                       -------------
            TOTAL NONPERFORMING ASSETS                  $ 1,687,592
                                                       -------------

         As of March 31, 1999 past due loans of 30 days or more amounted to $2.4 million and as of June 30, 1998 and 1997, past due loans of 30 days or more amounted to $2.3 million and $929,000, respectively. Quad City anticipated an increase in the dollar amount of this category in fiscal 1998 from the prior years. As of June 30, 1997 and in prior years, much of the loan portfolio had been on the books for a relatively short time, thus an increase in past due loans was likely as the portfolio matured. Past due loans as a percentage of gross loans receivable was 1.3% at March 31, 1999, 1.4% at June 30, 1998 and 0.9% at June 30, 1997.

         Nonaccrual, past due and renegotiated loans are as follows as of June 30, 1998, 1997, 1996, 1995, and 1994:


                                                                           June 30,
                                        -------------------------------------------------------------------------
                                               1998            1997           1996         1995           1994
                                        -------------------------------------------------------------------------
    Loans accounted for on
         nonaccrual basis                  $ 1,025,761      $ 230,591       $      --      $    --        $  --
    Accruing loans past due
         90 days or more                       259,277        223,966         306,774        1,678           --
    Troubled debt restructurings                    --             --              --           --           --
                                        -------------------------------------------------------------------------
           TOTAL NONPERFORMING LOANS       $ 1,285,038      $ 454,557       $ 306,774      $ 1,678        $  --

          Other real estate owned                   --             --              --           --           --
                                          -----------------------------------------------------------------------
            TOTAL NONPERFORMING
            ASSETS                         $ 1,285,038      $ 454,557       $ 306,774      $ 1,678        $  --
                                          -----------------------------------------------------------------------
                                          -----------------------------------------------------------------------



         OTHER ASSETS. Premises and equipment decreased by $248,000 or 3% to $7.4 million at March 31, 1999 from $7.7 million at June 30, 1998. The decrease resulted from depreciation expense offset by the purchase of additional furniture, fixtures and equipment. Premises and equipment increased by $2.4 million, or 46%, to $7.7 million as of June 30, 1998 from $5.3 million as of June 30, 1997. The increase resulted primarily from the purchase of additional furniture, fixtures and equipment for the bank and Bancard, and leasehold improvement costs for the new Moline banking location, offset by depreciation expense. Additional information regarding the composition of this account and related accumulated depreciation is described in footnote 5 to the consolidated financial statements.

         Accrued interest receivable on loans, securities and interest-bearing cash accounts increased by $284,000 or 16% to $2.1 million at March 31, 1999 from $1.8 million at June 30, 1998. Accrued interest receivable on loans, securities and interest-bearing cash accounts increased to $1.8 million, or 29%, as of June 30, 1998 from

$1.4 million as of June 30, 1997. The increases were primarily due to greater average outstanding balances in interest-bearing assets.

         Other assets increased by $637,000 or 25% to $3.1 million at March 31, 1999 from $2.5 million at June 30, 1998. The increase consisted primarily of an increase in accrued trust department fees of $356,000. Other assets also included miscellaneous receivables and prepaid expenses. Other assets as of June 30, 1998 and June 30, 1997 totaled $2.5 million and $1.7 million, respectively. The $798,000, or 47%, increase was attributable to the increased volume of business and the related prepaid expenses associated with the growth at the bank.

         DEPOSITS. Deposits increased by $41.7 million or 21% to $239.1 million at March 31, 1999 from $197.4 million at June 30, 1998. The increase resulted from a $27.8 million net increase in noninterest bearing, NOW, money market and other savings accounts and a $13.9 million net increase in certificates of deposit.

         The average amount of and average rate paid for deposits as of and for the nine months ended March 31, 1999 and 1998 are disclosed in the consolidated average balance sheets and can be found on page 15.

         Included in interest-bearing deposits as of March 31, 1999 were certificates of deposit totaling $35.8 million, that were $100,000 or greater. Maturities of these certificates are summarized as follows:


     One to three months                                 $  11,463,416
     Three to six months                                     7,387,209
     Six to twelve months                                    8,875,357
     Over twelve months                                      8,108,547
                                                       ----------------
                   TOTAL CERTIFICATES OF DEPOSIT
                   GREATER THAN $100,000                 $  35,834,529
                                                       ----------------
                                                       ----------------

         Deposits grew to $197.4 million as of June 30, 1998 from $136.0 million as of June 30, 1997, for an increase of $61.4 million, or 45%. The increase consisted of a $4.5 million increase in noninterest bearing accounts and a $56.9 million increase in interest bearing accounts.

         The increases for these periods were a result of periodic aggressive pricing programs for deposits, increased marketing efforts and the hiring of new personnel to staff a business development department. Management also believes the increases were a reaction by customers to the acquisitions and mergers of local banks by transferring their financial business to community banks that have the ability to offer more personalized service.

         The average amount of and average rate paid for deposits as of and for the fiscal years ended June 30, 1998, 1997, and 1996 are disclosed in the consolidated average balance sheets and can be found on page 19.

         Included in interest bearing deposits as of June 30, 1998, 1997, and 1996 were certificates of deposit totaling $31.9 million, $23.0 million, $13.7 million, respectively, that were $100,000 or greater. Maturities of these certificates are summarized as follows:


                                                                June 30,
                                          ------------------------------------------------
                                                1998             1997            1996
                                          ------------------------------------------------
     One to three months                  $    8,633,273   $   10,745,903  $    5,984,277
     Three to six months                       9,647,980        4,324,058       1,931,085
     Six to twelve months                     10,997,407        4,131,882       3,494,877
     Over twelve months                        2,658,717        3,776,280       2,309,971
                                          ------------------------------------------------
          TOTAL CERTIFICATES OF DEPOSIT
          GREATER THAN $100,000           $   31,937,377   $   22,978,123  $   13,720,210
                                          ------------------------------------------------
                                          ------------------------------------------------

         SHORT-TERM BORROWINGS. Short-term borrowings increased $5.5 million from $2.0 million as of June 30, 1998 to $7.5 million as of March 31, 1999. As of June 30, 1998 short-term borrowings represented federal funds purchased from correspondent banks. In recent months, the bank began offering short-term repurchase agreements to some of its major customers. As of March 31, 1999 short-term borrowings were comprised entirely of these customer repurchase agreements.

         FHLB ADVANCES AND OTHER BORROWINGS. FHLB advances increased by $1.2 million or 5% to $25.9 million as of March 31, 1999 from $24.7 million at June 30, 1998. As of June 30, 1998 FHLB advances had increased to $24.7 million from $10.8 million as of June 30, 1997, for an increase of $13.9 million, or 129%. As of June 30, 1998, the bank held $1.2 million of FHLB stock. As a result of its membership in the FHLB of Des Moines, the bank has the ability to borrow funds for short or long-term purposes under a variety of programs. The increases primarily resulted as the bank used FHLB advances for loan matching and for hedging against the possibility of rising interest rates.

         Other borrowings increased by $1.0 million or 67% to $2.5 million at March 31, 1999 from $1.5 million as of June 30, 1998. Other borrowings were $1.5 million as of both June 30, 1998 and 1997. Other borrowings consisted of the amount outstanding on a revolving credit note with a third party lender, which is secured by all the outstanding stock of the bank. On July 1, 1998, Quad City increased the amount available under the credit note to $4.5 million and extended the expiration date to July 1, 2000. The borrowed funds were utilized to provide additional capital to the bank to maintain a 7.5% aggregate capital ratio.

         Other liabilities decreased by $1.8 million or 33% to $3.7 million as of March 31, 1999 from $5.5 million as of June 30, 1998. Other liabilities remained constant at $5.5 million at both June 30, 1998 and 1997. Other liabilities were comprised of unpaid amounts for various products and services, and accrued but unpaid interest on deposits.

         STOCKHOLDERS' EQUITY. At both March 31, 1999 and June 30, 1998, Quad City had 25 shares of perpetual, nonvoting, Series A preferred stock, par value $1.00 per share, issued and outstanding. In anticipation of continued asset growth, Quad City had privately placed these 25 shares of preferred stock with a limited number of institutional investors at a price of $100,000 per share, for an aggregate of $2,500,000. Additional commitments to purchase the Series A preferred stock, evidenced by signed subscription agreements, totaled $4.0 million at March 31, 1999. The Series A preferred stock pays no dividends, and carries a cumulative liquidation and redemption value equal to the original purchase price plus an annual premium of 9.75%. At June 30, 1999, the approximate redemption value at which Quad City expects to redeem the outstanding shares of Series A preferred stock upon the closing of this offering for aggregate consideration is $3.0 million.

         Common stock increased by $786,000 or 52% to $2.3 million as of March 31, 1999 from $1.5 million as of June 30, 1998. The increase was caused by (i) exercises of stock warrants and options resulting in the issuance of 30,345 additional shares of common stock, and (ii) a 3 for 2 stock split, effected in the form of a stock dividend, effective November 30, 1998, which resulted in the issuance of an additional 760,262 shares of common stock.

         Additional paid-in capital decreased by $563,000 or 4% to $14.4 million as of March 31, 1999 from $15.0 million as of June 30, 1998. The decrease resulted from the transfer of $760,000 from additional paid-in capital to common stock representing the issuance of additional common shares from the 3 for 2 stock split. The decrease was offset by $197,000 received in excess of the $1.00 per share par value for 30,345 shares of common stock issued as the result of the exercise of stock warrants and options.

         Retained earnings increased by $1.7 million or 68% to $4.2 million as of March 31, 1999 from $2.5 million as of June 30, 1998. The increase reflected net income for the nine months offset by an immaterial payment to stockholders which represented the cash value of fractional shares created by the 3 for 2 stock split.

         Unrealized gains and losses on securities available for sale, net of related income taxes, was a $118,000 gain as of March 31, 1999 as compared to a $12,000 gain as of June 30, 1998. The increase was attributable to the increase during the period in fair value of the securities identified as available for sale.

         Stockholders' equity increased by $2.0 million, or 11.0%, to $21.1 million as of March 31, 1999 from $19.1 million as of June 30, 1998. The increase resulted from the combination of the net income for the period, the exercise of warrants held by the private placement stockholders, the exercise of stock options, and the change in the unrealized gains on securities available for sale.

ASSET/LIABILITY MANAGEMENT

LIQUIDITY

         Liquidity measures the ability of Quad City to meet maturing obligations and its existing commitments, to withstand fluctuations in deposit levels, to fund its operations, and to provide for customers' credit needs. The liquidity of Quad City primarily depends upon cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Net cash provided by operating activities, consisting primarily of proceeds on loan sales, was $2.2 million for the nine months ended March 31, 1999 compared to $8.1 million of cash used, primarily for loans originated for sale, for the same period in 1998. Net cash used in investing activities, consisting principally of loan funding, was $55.0 million for the nine months ended March 31, 1999 and $44.8 million for the nine months ended March 31, 1998. Net cash provided by financing activities, consisting primarily of deposit growth and proceeds from short-term borrowings, for the nine-months ended March 31, 1999 was $49.6 million and for the same period in 1998 was $63.3 million, consisting principally of deposit growth and proceeds from Federal Home Loan Bank advances.

         Net outflows used in operating activities were $4.4 million for the year ended June 30, 1998 compared to providing cash of $4.7 million for the year ended June 30, 1997. The decrease of cash flow during the year resulted primarily from an increase in loans originated for sale, but not yet sold at the end of the fiscal year. Net cash outflows from investing activities totaled $70.3 million for the year ended June 30, 1998, compared to cash outflows of $55.3 million for the year ended June 30, 1997. The net outflows of cash were largely associated with the growth in the loan portfolio. Net cash inflows from financing activities totaled $79.3 million for the year ended June 30, 1998, compared to cash inflows of $51.0 million for the year ended June 30, 1997. The components of the net cash inflows were primarily from the growth of deposit accounts as well as the increase in FHLB advances and other borrowings.

         Net cash inflows from operating activities provided cash of $4.7 million for the year ended June 30, 1997 compared to $836,000 for the year ended June 30, 1996. The improvement in cash flow during the year resulted primarily from an increase in merchant accounts payable at Bancard. Net cash outflows from investing activities totaled $55.3 million for the year ended June 30, 1997, compared to cash outflows of $28.3 million for the year ended June 30, 1996. The net outflows of cash were largely associated with the growth in the loan portfolio. Net cash inflows from financing activities totaled $51 million for the year ended
June 30, 1997, compared to cash inflows of $30.2 million for the year ended
June 30, 1996. The components of the net cash inflows were primarily from the growth of deposit accounts as well as the increase in FHLB advances and other borrowings.

INTEREST RISK MANAGEMENT

         Quad City's net income is dependent on its net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net income.

         In an attempt to manage its exposure to changes in interest rates, management monitors Quad City's interest rate risk. The asset/liability committee meets periodically to review Quad City's interest rate risk position and profitability, and to make or recommend adjustments for consideration by the Board of Directors. Management also reviews the bank's securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions to assure attainment of the Board's objectives in the most effective manner. Notwithstanding Quad City's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income.

         In adjusting Quad City's asset/liability position, the Board and management attempt to manage Quad City's interest rate risk while maintaining or enhancing net interest margins. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the Board and management may determine to increase Quad City's interest rate risk position somewhat in order to increase its net interest margin. Quad City's results of operations and net portfolio values remain vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates.

         One approach used to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this analysis calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance-sheet contracts. The following table sets forth, at June 30, 1998 and March 31, 1999, an analysis of Quad City's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+ or - 200 basis points).


                                                                               Estimated Increase
    Change in                                                                  (Decrease) in NPV
    Interest                  Estimated               --------------------------------------------------------------------
      Rates                   NPV Amount                            Amount                            Percent
------------------ ---------------------------------- ----------------------------------- --------------------------------
(Basis points)      June 30, 1998    March 31, 1999    June 30, 1998    March 31, 1999    June 30, 1998   March 31, 1999
------------------ ---------------- ----------------- ----------------- ----------------- --------------- ----------------
                                                 (Dollars in thousands)
     +200            $22,717           $27,667            $(349)           $(861)         (1.51)%               (3.02)%
      ---             23,066            28,528
     -200             22,742            28,868            $(324)           $ 340          (1.40)%                1.19%

         Quad City does not currently engage in trading activities or use derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, Quad City does not intend to engage in such activities in the immediate future.

         Interest rate risk is the most significant market risk affecting Quad City. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of Quad City's business activities.

IMPACT OF INFLATION AND CHANGING PRICES

         Unlike most industries, essentially all of the assets and liabilities of a bank are monetary in nature. As such, the level of prices has less of an effect than do interest rates. Prices and interest rates do not always move in the same direction. Quad City's financial statements and notes are generally prepared in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.

IMPACT OF NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board has issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits". These statements are discussed in footnote 1 to the consolidated financial statements.

YEAR 2000

         The Year 2000 has posed a unique set of challenges to those industries reliant on information technology. As a result of methods employed by early programmers, many software applications and operational programs may be unable to distinguish the Year 2000 from the Year 1900. If not effectively addressed, this problem could result in the production of inaccurate data, or, in the worst cases, the inability of the systems to continue to function altogether. Financial institutions are particularly vulnerable due to the industry's dependence on electronic data processing systems. In 1997, Quad City started the process of identifying the hardware and software issues required to be addressed to assure Year 2000 compliance. Quad City began by assessing the issues related to the Year 2000 and the potential for those issues to adversely affect Quad City's operations and those of its subsidiaries.

         Since that time, Quad City has established a Year 2000 committee to deal with this issue. The committee meets with and utilizes various representatives from key areas throughout the organization to aid in analysis and testing. It is the mission of this committee to identify areas subject to complications related to the Year 2000 and to initiate remedial measures designed to eliminate any adverse effects on Quad City's operations. The committee has identified all mission-critical software and hardware that may be adversely affected by the Year 2000 and has requested vendors to represent that the systems and products provided are or will be Year 2000 compliant.

         Quad City licenses all software used in conducting its business from third party vendors. None of Quad City's software has been internally developed. Quad City has developed a comprehensive list of all software, all hardware and all service providers used by Quad City. Every vendor has been contacted regarding the Year 2000 issue, and Quad City continues to closely track the progress each vendor is making in resolving the problems associated with the issue. The vendor of the primary software in use at Quad City released its Year 2000 compliant software in May 1998. Testing standards were formulated and comprehensive testing is now underway with an estimated completion date for testing of June 30, 1999. Quad City actively takes part in a peer users group to aid the testing process. Users of the primary software meet regularly to discuss Year 2000 testing issues and results. In addition, Quad City continues to monitor all other major vendors of services to Quad City for Year 2000 issues in order to avoid shortages of supplies and services in the coming months. Quad City has not had any material delay regarding its information systems projects as a result of the Year 2000 project.

         There are four third party utilities with which Quad City has an important relationship, i.e. Ameritech, McLeod and US West (phone service), and MidAmerican Energy Corporation (electricity and natural gas). Quad

City has not identified any practical, long-term alternatives to relying on these companies for basic utility services. In the event that the utilities significantly curtail or interrupt their services to Quad City, it would have a significant adverse effect on Quad City's ability to conduct business. Information received from these utilities indicates that they have significantly completed remediation and validation of their mission critical applications.

         Quad City also has tested such things as vault doors, alarm systems, networks, etc. for Year 2000 functionality and is not aware of any significant problems with such systems.

         Quad City's cumulative costs of the Year 2000 project through the third quarter of fiscal 1999 were $91,000. The estimated total cost of the Year 2000 project is $250,000. This includes costs to upgrade equipment specifically for the purpose of Year 2000 compliance and certain administrative expenditures. At the present time, no situations that will require material cost expenditures to become fully compliant have been identified. However, the Year 2000 problem is pervasive and complex and can potentially affect any computer process. Accordingly, no assurance can be given that Year 2000 compliance can be achieved without additional unanticipated expenditures and uncertainties that might affect future financial results.

         It is not possible at this time to quantify the estimated future costs due to possible business disruption caused by vendors, suppliers, customers, or even the possible loss of electric power or phone service; however, such costs could be substantial.

         Quad City is committed to a plan for achieving compliance, focusing not only on its own data processing systems, but also on its loan and depository customers. The Year 2000 committee has taken steps to educate and assist its customers with identifying their Year 2000 compliance problems, if any. In addition, the management committee has proposed policy and procedure changes to help identify potential risks to Quad City and to gain an understanding of how customers are managing the risks associated with the Year 2000. Quad City is assessing the impact, if any, of the Year 2000 risk in its credit analysis. Quad City also utilizes loan agreements and other legal documentation to ensure large corporate borrowers acknowledge Year 2000 compliance requirements. In connection with potential credit risk related to the Year 2000 issue, Quad City has contacted its large commercial loan and depository customers regarding their level of preparedness for the Year 2000. Through these questionnaires and resulting assessments, Quad City believes that overall credit and liquidity risk to its large corporate borrowers and depositors is not excessive.

         Quad City has developed contingency plans for various Year 2000 problems and continues to revise those plans based on testing results and vendor notifications.

         The federal banking regulators recently issued guidelines establishing minimum safety and soundness standards for achieving Year 2000 compliance. The guidelines, which took effect October 15, 1998 and apply to all FDIC-insured depository institutions, establish standards for developing and managing Year 2000 project plans, testing remediation efforts and planning for contingencies. The guidelines are based upon guidance previously issued by the agencies under the auspices of the Federal Financial Institutions Examination Council but are not intended to replace or supplant the Federal Financial Institutions Examination Council guidance which will continue to apply to all federally insured depository institutions.

         The guidelines were issued under section 39 of the Federal Deposit Insurance Act, which requires the federal banking regulators to establish standards for the safe and sound operation of federally insured depository institutions. Under section 39 of the Federal Deposit Insurance Act, if an institution fails to meet any of the standards established in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Such an order is enforceable in court in the same manner as a cease and desist order. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. In addition to the enforcement procedures established in section 39 of the Federal Deposit Insurance Act, noncompliance with the standards established by the guidelines may also be grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments. Quad City's management believes its Year 2000 planning has been consistent with regulatory guidelines.

                                    BUSINESS

GENERAL

         We are a bank holding company that owns Quad City Bank & Trust Company, a full-service commercial banking institution with three locations in the Quad Cities area of Illinois and Iowa. The bank provides a broad range of banking products and services, including credit, cash management, deposit, asset management and trust products, to its targeted customer base of individuals and small and medium-sized businesses. In addition, Quad City Bancard, Inc. provides credit card processing services to merchants and other commercial operations. At March 31, 1999, we had total assets of $299.8 million, loans of $191.7 million and deposits of $239.1 million.

         Our company started operations in January 1994 with the goal of building a locally-owned and managed financial institution to meet the banking needs of individuals and small and medium-sized businesses in our marketplace. As part of our operating strategy, we strive to offer customers a high level of service on a consistent basis. Our growth over the past five years has been largely a product of our ability to recruit and retain a community-oriented management team with significant commercial banking experience in the Quad Cites area. In addition, we have expanded and upgraded our product offerings and added convenient banking locations in Davenport, Iowa and Moline, Illinois to complement our original Bettendorf, Iowa facility. Finally, we have taken advantage of the customer disruption caused by the acquisition of a significant number of the area's other locally owned or locally managed financial institutions by large regional bank holding companies.

         This strategy has resulted in significant growth for our company. Our total assets have increased from $111.5 million as of June 30, 1996 to $299.8 million as of March 31, 1999, which represents a 43% compounded annual growth rate. This rapid growth has restrained our profitability to some degree, as we have invested in the personnel, operational systems and physical infrastructure required to support a much larger banking organization. In the future, we intend to continue to pursue an aggressive growth strategy focused on the addition of experienced banking personnel in the Quad Cities area, while also maintaining strong asset quality and improving our profitability. We may also add additional banking facilities, expand into new markets or make strategic acquisitions of other financial institutions.

         Quad City owns 100% of the bank and Bancard, and in addition invests its capital in stocks of financial institutions and mutual funds. From time to time, Quad City also participates in loans with the bank. Quad City, the bank, Bancard and Allied Merchant Services, Inc., a subsidiary of Bancard, have fiscal years ending on June 30th.

THE BANK

         The bank engages in general full service banking within the Quad Cities area. Deposit products include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, NOW accounts, savings accounts and money market accounts. Loans include commercial and industrial, real estate mortgage, consumer, home equity and lines of credit. Other products and services include credit cards, automatic teller machines, safe deposit boxes and trust, investment and retirement plan services. While the bank serves a variety of types of customers, a significant portion of its deposit and non-residential loan relationships are with small to medium size businesses. No one customer accounts for 10% or more of loans, revenues or deposits. Quad City continues to explore new products and services to meet the needs and demands of its customer base and to remain competitive with other financial institutions operating in its market area.

         Construction of a banking facility commenced in June 1993 in Bettendorf, Iowa and was completed in December of that year. Bettendorf was selected as the initial site due to its lack of a locally chartered bank with headquarters there at the time, its growth and its high per capita income. Locations were added in Davenport, Iowa (1996) and Moline, Illinois (1998) to greater capitalize on the market opportunity in the Quad Cities area.

MARKET AREA

         Quad City's primary market area is the Quad Cities area, located approximately 180 miles west of Chicago, Illinois and 170 miles east of Des Moines, Iowa. The Quad Cities area has a total population in excess of 350,000. The region is home to manufacturers of a wide range of industrial products, with Deere & Company, the Rock Island Arsenal, Aluminum Company of America, J.I. Case and Oscar Mayer among the largest employers. Wholesale and retail trade and services (including health care) are among the region's other major employers.

GROWTH STRATEGY

         Quad City seeks to grow its asset base by developing strong community relationships which it believes will result in increased loans and deposits. Quad City also expects to improve operating efficiency as it grows into the infrastructure it has developed. Quad City may in the future establish additional branches, loan production offices or other business facilities as a means of expanding its presence in current or new market areas. Quad City may also expand into other lines of business closely related to banking if it believes these lines could be profitable without undue risk to Quad City and if Quad City can be competitive.

         Although not actively seeking acquisitions at this time, Quad City intends to explore opportunities for acquisitions and expansion as they may arise. Any interest Quad City would have in acquisitions or expansion would most likely be focused on traditional community banks and thrifts located within a 120 mile radius of the Quad Cities. At this time, a large number of independent financial institutions are located within this geographic area. It is possible, however, that as a result of consolidation within the banking industry generally, as well as in Quad City's current market areas, Quad City may in the future look beyond these geographic areas for acquisition opportunities. In addition to price and terms, other factors Quad City would consider in determining the desirability of an acquisition candidate would be financial condition, capital and liquidity positions, earnings potential, quality of management, market area and competitive environment.

OPERATING STRATEGY

         Corporate policy, strategy and goals are established by Quad City's board of directors for Quad City and the bank, although significant operational latitude is provided to management of the bank. Within this framework, the bank focuses on providing personalized services and quality products to its customers to meet the needs of the communities that it serves.

         Quad City operates its banking subsidiary as a business-oriented community bank with full service facilities and a professional, highly motivated staff which is active in the communities in which they are located. Quad City focuses on long-term relationships with customers and strives to provide individualized quality service. Officers of the bank regularly call on customers and potential customers to maintain and develop loan, deposit and other special service relationships. As part of its community banking approach, Quad City encourages officers of the bank to actively participate in community organizations. In addition, within credit and rate of return parameters, Quad City attempts to ensure that the bank meets the credit needs of its communities and invests in local municipal obligations.

LENDING ACTIVITIES

         The bank provides a broad range of commercial and retail lending and investment services to corporations, partnerships, individuals and government agencies. The bank actively markets its services to qualified lending customers. Lending officers actively solicit the business of new borrowers entering their market areas as well as long-standing members of the local business community. The bank has established lending policies which include a number of underwriting factors to be considered in making a loan, including location, loan to value ratio, cash flow, interest rate and the credit history of the borrower.

         The bank's current lending limit is approximately $3.5 million. Its loan portfolio is comprised primarily of loans in the areas of commercial, residential real estate and consumer lending. As of March 31, 1999, commercial loans made up approximately 68% of the loan portfolio, while residential mortgages comprised approximately 16%. At the same date, consumer lending comprised 16%. Interest income for fiscal 1998 was $15.1 million, which was approximately 71% of total income for that period. For the nine month period ended March 31, 1999, interest income was approximately $14.7 million, or approximately 79% of total income for that period.

         As part of the loan monitoring activity at the bank, loan review personnel interact with senior bank management weekly. The bank's Loan Review Committee meets on a monthly basis to review the loan portfolio. Quad
City has also instituted a separate loan review function to analyze credits of the bank. Management has attempted to identify problem loans at an early stage and to aggressively seek a resolution of these situations.

         COMMERCIAL LOANS

         The bank is an active commercial lender in the Quad Cities. The bank's areas of emphasis include, but are not limited to, loans to wholesalers, manufacturers, building contractors, developers, business services companies and retailers. The bank provides a wide range of business loans, including lines of credit for working capital and operational purposes and term loans for the acquisition of equipment and other purposes. Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. In addition, the bank has taken personal guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower. Terms of commercial business loans generally range from one to five years. A significant portion of the bank's commercial business loans have floating interest rates or reprice within one year. Commercial real estate loans are also made. Collateral for these loans generally includes the underlying real estate and improvements, and may include additional assets of the borrower.

         RESIDENTIAL REAL ESTATE MORTGAGE LOANS

         Residential mortgage lending has been a focal point of the bank as it continues to build its real estate lending business. As a result of this focus, the bank's real estate loan portfolio has experienced rapid growth, increasing from approximately $350,000 at the end of the 1994 fiscal year, to approximately $31.1 million at the end of fiscal 1998. The bank currently has four mortgage originators.

         The bank sells a significant portion of its real estate loans in the secondary market. The bank typically sells virtually all of its fixed rate loans. During fiscal year 1998 the bank originated $57.2 million of real estate loans and sold $53.3 million of these loans. The bank originated $6.9 million of real estate loans and sold $6.0 million of these loans during fiscal 1997. This rapid growth has in part been due to the fact that comparably low interest rates over the past few years have induced a large number of home owners to refinance existing homes and an equally large number of first time buyers to acquire or construct homes. The bank has historically sold these loans to one purchaser. Generally, the bank's residential mortgage loans conform to the underwriting requirements of Freddie Mac and Fannie Mae to allow the bank to resell loans in the secondary market. The bank structures most loans that will not conform to those underwriting requirements as adjustable rate mortgages that mature in one to three years. The bank generally retains these loans in its portfolio. Servicing rights are not presently retained on the loans sold in the secondary market.

         CONSUMER LENDING

         The bank's consumer lending department provides all types of consumer loans including motor vehicle, home improvement, home equity, signature loans and small personal credit lines. The bank has reduced its involvement in indirect automobile loans, and intends to actively seek to increase its home equity loans.

CREDIT CARD PROCESSING

         Quad City Bancard, Inc., was capitalized on April 3, 1995 as a Delaware corporation that provides merchant credit card processing services. This operation had previously been a division of the bank since July 1994. Bancard has contracted with ISOs that market credit card services to merchants throughout the country.

         Bancard focuses on small and medium size retail businesses introduced to it through its marketing alliances with ISOs. Revenues are generated mainly by charging a fee based on a percentage of the dollar volume of each transaction it processes and by charging fees for related services. As of March 31, 1999, Bancard had processing agreements covering approximately 14,000 merchants. Approximately 91% Bancard's processing business for the first nine months of fiscal 1999 were provided by one ISO.

         Under Bancard's agreements with its ISOs, Bancard reviews applications from merchants for processing services obtained by the ISO and accepts merchants which it believes possess stable business operations. When a credit transaction is processed by Bancard, Visa or Mastercard will remit the amount of the transaction, net of its fee, to Bancard. Bancard then deducts its processing fee and the ISO's fee, and transfers the balance of the funds to the merchant and pays the ISO its commission. When a billing dispute arises between a cardholder and a merchant and is not resolved in favor of the merchant, the transaction is charged back to the merchant. If Bancard is unable to collect the chargeback from the merchant's account, and if the merchant refuses or is unable due to bankruptcy or other reasons to reimburse Bancard for the chargeback, either Bancard or the ISO bears the loss for the amount of the refund paid to the cardholder, depending on the terms of Bancard's agreement with the ISO. In certain cases the ISO agreement may provide for an allocation of risk between Bancard and the ISO for chargebacks which are uncollectible from the merchant. Bancard has such an agreement with its current major ISO. Bancard maintains a cash reserve from some merchants to help absorb these losses. Bancard's decision to request a cash reserve to be established for a particular merchant is typically made during the merchant's application process, and is based upon a review of the nature of the merchant's business. If Bancard believes a cash reserve would be appropriate, it will negotiate with the merchant to determine the percentage of each transaction amount that Bancard will holdback in the cash reserve account or will request a lump sum reserve to be placed up front.

         Bancard initially had an exclusive arrangement to provide processing services to clients of a single ISO. This ISO was sold in 1998 and the purchaser requested a reduction in the term of the contract. Bancard agreed to the reduction in term and accepted a fixed processing fee for transactions with existing merchants and a lower fee for transactions processed for newly recruited merchants in exchange for a payment of approximately $3 million, the assumption of the credit risk by the ISO and the elimination of the exclusive nature of the agreement. Approximately two thirds of the income from this settlement was reported in June 1998, with the remainder being recognized as an adjustment to the fixed processing fee during fiscal 1999. The amended agreement has a one year term that automatically renews for successive one year terms unless either party provides the other party with six months notice of its intention not to renew the agreement. Neither party having given timely notice relative to termination upon expiration of the agreement's current term expiring June 1, 1999, the agreement will renew for a one year period ending June 1, 2000.

         Bancard began processing for an additional ISO in November 1998, and has also recently formed Allied Services as its own ISO to market credit card services to merchants in the Quad Cities area and nationally. Allied Services will seek to generate additional credit card processing business for Bancard. Allied Services is currently expected to commence marketing operations in the third calendar quarter of 1999.

TRUST SERVICES

         The bank's trust department has been providing trust services to the community since the bank's inception in 1994. Currently, the trust department has over $470 million of assets under administration and offers a variety of trust and investment tools for individuals and corporations. The bank continues to target the trust department as one of its primary areas of growth.

         The bank believes it has earned a reputation of offering trust services of the highest quality. The department is comprised of a team of qualified professionals that have over 200 years of financial management experience. The individuals have specialized backgrounds in trust related areas, such as financial law, investment management, tax and accounting. All trust department employees have the ability to provide immediate, on-line, real time information regarding customers' accounts.

         Management's focus in the trust area is to continue to build financial relationships within the community bank environment. Quad City expects that the future needs of its customers may fall within broadly defined areas such as investment management, estate administration, retirement/financial planning and fiduciary responsibilities.

COMPETITION

         Quad City encounters competition in all areas of its business. In order to compete effectively, to develop its market base, to maintain flexibility and to move in pace with changing economic and social conditions, Quad City continuously refines and develops its products and services. The principal methods of competition in the financial services industry are price and service levels. Quad City competes for loans principally through the range and quality of the services it provides and interest rates. Quad City believes that its reputation in the communities it serves and personal service philosophy enhance its ability to compete favorably in attracting and retaining individual and business customers. Quad City actively solicits deposit-related clients and competes for deposits by offering customers personal attention, professional service and competitive interest rates.

         The Quad Cities market area is highly competitive. There are approximately 17 other commercial banks, 23 credit unions and 30 finance and mortgage companies, along with other financial institutions, that currently operate in the primary market area of the bank. In addition, many other financial institutions based in the communities surrounding these areas also actively compete for customers within these market areas. The bank also faces competition from insurance companies, securities brokerage firms, money market funds, loan production offices and other providers of financial services.

EMPLOYEES

         At March 31, 1999, Quad City employed 133 full-time equivalent employees. New employees are selected on the basis of both technical skills and customer service capabilities. None of Quad City's employees are covered by a collective bargaining agreement with Quad City.

PROPERTIES

         The original office of the bank is in a 6,700 square foot facility which was completed in January 1994. In March 1994, the bank acquired that facility, which is located at 2118 Middle Road in Bettendorf.

         Construction of a second full service banking facility was completed in July 1996 to provide for the convenience of customers and to expand Quad City's market territory. The bank also owns a portion of that facility, which is located at 4500 Brady Street in Davenport. The two-story building is in two segments that are separated by an atrium. The bank owns the south half of the building, while the northern portion is owned by the developer. Each floor comprises 6,000 square feet. The bank occupies the first floor of its portion of the building and utilizes the basement for operational functions, item processing and storage. The entire second floor has been leased to two professional services firms. In addition, the residential real estate department of the bank leases approximately 2,500 square feet in the north half of the building.

         Renovation of a third full banking facility was completed in February of 1998 at the historic Velie Plantation Mansion in Moline, Illinois at 3551 7th Street, which is near the intersection of 7th Street and John Deere Road near the Rock Island/Moline border. The building is owned by limited liability company and the bank and Bancard are its major tenants. Quad City owns a 20% interest in the entity that owns the building. Bancard relocated its operations to the lower level of the 30,000 square foot building in late 1997. The bank began operations and Quad City relocated its corporate headquarters to the first floor of the building on February 17, 1998.

SUPERVISION AND REGULATION

         The discussion below updates the disclosure in Quad City's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 that is incorporated by reference into this prospectus.

         BRANCHING AUTHORITY

         Iowa law strictly regulates the establishment of bank offices. Generally speaking, under Iowa law, a state bank may not establish a bank office outside the boundaries of the counties contiguous to or cornering upon the county in which the principal place of business of the state bank is located or in a city or town with an existing state or national bank or bank office. These general prohibitions are subject to certain exceptions, including one allowing banks headquartered in an urban area to establish branches without regard to the presence of other banks' offices and one allowing an acquiring bank to operate all offices of an acquired bank, without regard to the presence of other banks' offices.

         FEDERAL RESERVE SYSTEM

         Federal Reserve regulations, as presently in effect, require depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts), as follows: for transaction accounts aggregating $46.5 million or less, the reserve requirement is 3% of total transaction accounts; and for transaction accounts aggregating in excess of $46.5 million, the reserve requirement is $1.4 million plus 10% of the aggregate amount of total transaction accounts in excess of $46.5 million. The first $4.9 million of otherwise reservable balances are exempted from the reserve requirements. These reserve requirements are subject to annual adjustment by the Federal Reserve. The bank is in compliance with the foregoing requirements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of Quad City Holdings, Inc. are as follows:


NAME                                     AGE               POSITION
----                                     ---               --------
Michael A. Bauer....................      50    Chairman of the Board and Director
Douglas M. Hultquist................      43    President, Chief Executive and Financial Officer,
                                                Treasurer and Director
James J. Brownson...................      53    Director
Richard R. Horst....................      47    Secretary and Director
Ronald G. Peterson..................      54    Director
John W. Schricker...................      52    Director
Robert A. Van Vooren................      65    Director
Shellee R. Showalter................      30    Vice President and Controller of the bank

         There are no family relationships among any of the executive officers and directors of Quad City.

         MICHAEL A. BAUER, prior to co-founding Quad City, was employed from 1971 to 1992 by the Davenport Bank and Trust Company ("DB&T"), a bank located in Davenport, Iowa with assets as of December 31, 1992 of approximately $1.8 billion. In January, 1992 he was named DB&T's President and Chief Operating Officer, while from 1989 to 1992 he served as Senior Vice President in charge of all lending. Mr. Bauer served as Vice President in charge of Correspondent Banking for DB&T from 1981 to 1989. Mr. Bauer has served as a director and past President of Junior Achievement of the Quad Cities Area, director and past President of the Illowa Council for the Boy Scouts of America, director and past President of the Friendly House in Davenport, and past director and Vice Chairman of United Way. He is a director of St. Ambrose University and the Quad City Sports Center, and a director and President of Genesis Health Services Foundation. Mr. Bauer is also a member of Crow Valley Golf Club and Rotary Club of Davenport, a director and Vice President of the Iowa Independent Bankers Association and a director of the Kahl Home for the Aged and Infirm in Davenport. Along with Mr. Hultquist, Mr. Bauer received the 1998 Ernst & Young "Entrepreneur of the Year" award for the Iowa and Nebraska region.

         DOUGLAS M. HULTQUIST is a certified public accountant and previously served as a tax partner with two major accounting firms. He began his career with KPMG Peat Marwick in 1977 and was named a partner in 1987. In 1991, the Quad Cities office of KPMG Peat Marwick merged with McGladrey & Pullen. Mr. Hultquist served as a tax partner in the Illinois Quad Cities office of McGladrey & Pullen from 1991 until co-founding Quad City in 1993. During his public accounting career, Mr. Hultquist specialized in bank taxation and mergers and acquisitions. Mr. Hultquist serves on the Board of Directors of the PGA John Deere Classic and is its Vice

Chairman of Marketing and Administration. He is a member of the Augustana College Board of Trustees and serves on its Planned Giving Council. He recently served on the Board of Directors of Short Hills Country Club and Junior Achievement of the Quad Cities. Mr. Hultquist is also a member of the American Institute of CPAs, the Iowa Society of CPAs, the Trinity Medical Center Planned Giving Council and the Quad City Estate Planning Council. Along with Mr. Bauer, Mr. Hultquist received the 1998 Ernst & Young "Entrepreneur of the Year" award for the Iowa and Nebraska region.

         JAMES J. BROWNSON is the President of W.E. Brownson Co., a manufacturers' representative agency located in Davenport, Iowa, and has been in that position since 1978. Mr. Brownson began his career in 1967 as a staff auditor with Arthur Young & Co., CPA's, of Chicago, Illinois. From 1969 until 1978, Mr. Brownson was employed by DB&T, where he left as Senior Vice President and Cashier. Mr. Brownson has been director and Secretary of the bank since October, 1993. He also serves on the National Sales Representative Council of Crane Plastics, Columbus, Ohio, and is a past member of the National Sales Representative Council of Dayton Rogers Manufacturing Co., Minneapolis, Minnesota.

         RICHARD R. HORST has been a portfolio manager with Thompson, Plumb & Associates since March, 1994. He was the Executive Vice President of Electronic Exchange and Transfer Corporation, an on-line transaction processing business headquartered in Rock Island, Illinois, from November, 1992 to August, 1993. From 1981 to 1992, Mr. Horst was the Senior Vice President and Cashier of DB&T, having joined DB&T in 1980 as a correspondent banking officer. Prior to such time he was with the Farmers Savings Bank of Princeton, Iowa. Mr. Horst is the President of the Scott Community College Foundation.

         RONALD G. PETERSON is the President and Chief Executive Officer of the First State Bank of Western Illinois, located in La Harpe, Illinois, and has served in that position since 1982. Mr. Peterson is also President of that bank's holding company, Lamoine Bancorp, Inc. In addition, he is a member of the Board of Directors, Chairman of the State Legislative Committee and a member of the Policy Committee of the Illinois Bankers Association. Mr. Peterson is also a member of the American Bankers Association Community Bankers Council. As a member of the Western Illinois Development Corporation, he serves as President. He is also President of the LaHarpe Educational Foundation, Treasurer of the Western Illinois University Foundation and a member of the McDonough District Hospital Development Council.

         JOHN W. SCHRICKER has been the President of Bancard since March, 1995. From April, 1994, until Bancard was organized in March, 1995, he was the manager of the Bank's Credit Card Division. Prior to that, he was a Vice President with Electronic Exchange and Transfer Corporation. Mr. Schricker has served with DB&T from 1975 to 1992 as Vice President in charge of the Credit Card Division.

         ROBERT A. VAN VOOREN is a senior partner with the law firm of Lane and Waterman, which has offices in Davenport, Iowa and Rock Island, Illinois. Mr. Van Vooren graduated from Marquette University and the Northwestern University School of Law. He is admitted to the Bar in both Iowa and Illinois, and is a past President of the Iowa State Bar Association. Mr. Van Vooren is a Fellow of the American College of Trial Lawyers and is listed in the `Best Lawyers of America' publication. He is very active in community affairs and has held leadership positions in many of the civic organizations of the Quad Cities.

         SHELLEE R. SHOWALTER is a certified public accountant who has been with Quad City since April, 1994. Prior to joining Quad City, Ms. Showalter was a Tax Staff Accountant in the Illinois Quad Cities office of McGladrey & Pullen from May, 1991 to April, 1994. From December, 1990 to May 1991, Ms. Showalter was a Tax Staff Accountant with KPMG Peat Marwick. Ms. Showalter is a member of the American Institute of CPAs, the Illinois Society of CPAs, the Executive Women's Golf Association and the Rotary Club of Rock Island.

                            DESCRIPTION OF THE TRUST

         The trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which the prospectus is a part, as of the date the capital securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

         Upon issuance of the capital securities, the holders will own all of the issued and outstanding capital securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will own, directly or indirectly, all of the issued and outstanding common securities (together with the capital securities, the "trust securities"). The trust exists for the purposes of:

         -   issuing the capital securities to the public for cash;

         - issuing its common securities to us in exchange for our capitalization of the trust;

         -   investing the proceeds in an equivalent amount of debentures; and

         - engaging in other activities that are necessary, convenient or incidental to those listed above.

         The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the incurrence by the trust of any indebtedness for borrowed money or the making of any investment other than in the debentures. Other than with respect to the trust securities, Quad City has agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

         Pursuant to the trust agreement, the number of trustees of the trust will initially be five. Three of the trustees will be persons who are employees or officers of or who are affiliated with Quad City (the "administrative trustees"). The fourth trustee will be an institution that maintains its principal place of business in the State of Delaware (the "Delaware trustee"). Initially, First Union Trust Company, National Association, a national banking association ("First Union"), will act as Delaware trustee. The fifth trustee will be a financial institution that is unaffiliated with Quad City and will serve as institutional trustee under the trust agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "property trustee"). Initially, First Union will also be the property trustee. For the purpose of compliance with the provisions of the Trust Indenture Act, First Union will also act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. Quad City, as holder of all of the common securities, will have the right to appoint, remove or replace any trustee unless an event of default under the indenture shall have occurred and be continuing, in which case only the holders of the capital securities may remove the indenture trustee or the property trustee. The trust has a term of approximately 35 years but may terminate earlier as provided in the trust agreement.

         The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "property account" to hold all payments made in respect of the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the property account. The guarantee trustee will hold the guarantee for the benefit of the holders of the capital securities. Quad City will pay all fees and expenses related to the trust and the offering of the capital securities, including the fees and expenses of the trustees.

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

                      DESCRIPTION OF THE CAPITAL SECURITIES

         The capital securities will be issued pursuant to the trust agreement, which will be qualified as an indenture under the Trust Indenture Act. First Union will act as property trustee for the capital securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the capital securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act. A form of the trust agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

         The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the capital securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The capital securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the capital securities will be entitled to a preference upon an event of default with respect to distributions and amounts payable on redemption or liquidation over the common securities. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

         The capital securities will rank equally, and payments on the capital securities will be made proportionally, with the common securities, except as described under "--Subordination of Common Securities of the Trust" below.

         The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the capital securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee agreement does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

         SOURCE OF DISTRIBUTIONS. The funds of the trust available for distribution to holders of the capital securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, who will hold the amounts received from our interest payments on the debentures in the property account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the capital securities.

         PAYMENT OF DISTRIBUTIONS. Distributions on the capital securities will be payable at the annual rate of [__]% of the $10 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the capital securities on the relevant record dates. The record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the capital securities will be September 30, 1999.

         Distributions will accumulate from the date of issuance, will be cumulative and the amount payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the immediately preceding business day. "Business day" means any day other than a Saturday, a Sunday, a day on which banking institutions in The City of New York or Wilmington, Delaware are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

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

         EXTENSION PERIOD. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond June 30, 2029 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the capital securities will also be deferred during any such extension period. Any deferred distributions under the capital securities will accumulate additional amounts at the annual rate of [ ]%, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

         During an extension period, we may not:

         - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than the reclassification of any class of our capital stock into another class of capital stock);

         - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with or junior in interest to the debentures;

         - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures; or

         - redeem, purchase or acquire less than all of the debentures or any of the capital securities.

After the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period, subject to the above requirements.

         We have no current intention of exercising our right to defer distributions on the capital securities by extending the interest payment period on the debentures.

REDEMPTION OR EXCHANGE

         GENERAL.  We will have the right to redeem the debentures:

         - in whole at any time, or in part from time to time, on or after June 30, 2004;

         - at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event as defined below. Redemptions in these cases are subject to the prior approval by the Federal Reserve, if required; or

         - at any time, to the extent of any capital securities we repurchase.

         MANDATORY REDEMPTION. Upon our repayment or redemption, in whole or in part, of any debentures, whether on June 30, 2029 or earlier, the property trustee will apply the proceeds to redeem a like amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions and Additional Interest (as defined below) to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of the capital securities and the common securities proportionally.

         "Additional Interest" means the additional amounts as may be necessary to be paid by us in order that the amount of distributions then due and payable by the trust on the outstanding trust securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the trust has become subject.

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

         DISTRIBUTION OF DEBENTURES. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See "--Liquidation Distribution Upon Termination."

         After the liquidation date fixed for any distribution of debentures in exchange for capital securities:

         - those capital securities will no longer be deemed to be outstanding;

         - any certificates representing capital securities will be deemed to represent debentures with a principal amount equal to the liquidation amount of those capital securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the capital securities until the certificates are presented to the administrative trustees or their agent for transfer or reissuance.

         There can be no assurance as to the market prices for the capital securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur. The capital securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the capital securities.

         REDEMPTION UPON A TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT EVENT. If a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined below) occurs, we have the right to redeem the debentures in whole and thereby cause a mandatory redemption of the trust securities in whole at the redemption price. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the capital securities will remain outstanding and Additional Interest may be payable on the debentures. See "Description of Debentures--Redemption or Exchange."

         "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that there is more than an insubstantial risk that:

         - interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

         - the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

         - the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges,

as a result of any amendment to any tax laws or regulations.

         "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation.

         "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the capital securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

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

         For all of the events described above, Quad City or the trust must request and receive an opinion with regard to the event within a reasonable period of time we became aware of the possible occurrence of an event of this kind.

REDEMPTION PROCEDURES

         Capital securities may be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the capital securities will be made and the redemption price will be payable on each date of redemption only to the extent that the trust has funds available for the payment of the redemption price. See "--Subordination of Common Securities."

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

         If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the trust securities. See "Book-Entry Issuance." If the capital securities are no longer in book-entry form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such capital securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the capital securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

         If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

         If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

         Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding capital securities.

         Payment of the redemption price on the capital securities and any distribution of debentures to holders of capital securities will be made to the applicable recordholders as they appear on the register for the capital securities on the relevant record date. The record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

         If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular capital securities to be redeemed will be selected by the property trustee from the outstanding capital securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $10 or an integral multiple of $10 of the liquidation amount of the capital securities. The property trustee will promptly notify the registrar for the capital securities in writing of the capital securities selected for redemption and, in the case of any capital securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of capital securities will relate to the portion of the aggregate liquidation amount of capital securities which has been or is to be redeemed.

SUBORDINATION OF COMMON SECURITIES

         Payment of distributions on, and the redemption price of, the capital securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made. Further, no payments may be made on the common securities unless payment in full in cash of all accumulated and unpaid distributions (including Additional Interest, if any is required) on all of the outstanding capital securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding capital securities then called for redemption, has been made or provided. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions (including Additional Interest, if any is required) on, or the redemption price of, the capital securities then due and payable.

         In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, Quad City, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the capital securities and not on our behalf, and only the holders of the capital securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

         We will have the right at any time to dissolve, wind-up or terminate the trust and cause the debentures to be distributed to the holders of the capital securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

         In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

         -    Quad City's bankruptcy, dissolution or liquidation;

         - the distribution of a like amount of the debentures to the holders of its trust securities, if Quad City has given written direction to the property trustee to terminate the trust;

         - redemption of all of the capital securities as described under "--Redemption or Exchange--Mandatory Redemption;" or

         - the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

         With the exception of a redemption as described under "--Redemption or Exchange--Mandatory Redemption," if an early termination occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities debentures:

         - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the capital securities;

         - with an interest rate identical to the distribution rate on the capital securities; and

         - with accrued and unpaid interest equal to accumulated and upaid distributions on the capital securities.

         However, if the property trustee determines that the distribution is not practical, then the holders will be entitled to receive a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid to us, as the holder of the common securities, and the holders of the capital securities on a proportional basis based on liquidation amounts. However, if an event of default under the indenture has occurred and is continuing, the capital securities will have a priority over the common securities. See "--Subordination of Common Securities."

         Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the capital securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the capital securities. See "Federal Income Tax Consequences--Receipt of Debentures or Cash Upon Liquidation of the Trust." If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the capital securities, the capital securities will remain outstanding until the repayment of the debentures.

         If we elect to dissolve the trust and thus cause the debentures to be distributed to holders of the capital securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures. See "Description of the Debentures--General."

LIQUIDATION VALUE

         The amount of the liquidation distribution payable on the capital securities in the event of any liquidation of the trust is $10 per capital security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount. See "--Liquidation Distribution Upon Termination."

EVENTS OF DEFAULT; NOTICE

         Any one of the following events constitutes an event of default under the trust agreement with respect to the capital securities:

         - the occurrence of an event of default under the indenture (see "Description of the Debentures--Debenture Events of Default");

         - a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

         - a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

         - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding capital securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

         - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

         Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the capital securities, the administrative trustees and to us, unless the event of default has been cured or waived. Quad City and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

         If an event of default under the indenture has occurred and is continuing, the capital securities will have preference over the common securities upon termination of the trust. See "--Subordination of Common Securities" and "--Liquidation Distribution Upon Termination." The existence of an event of default under the trust agreement does not entitle the holders of capital securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

REMOVAL OF THE TRUSTEES

         Unless an event of default under the indenture has occurred and is continuing, any trustee may be removed at any time by us. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding capital securities may remove the property trustee or the Delaware trustee. The holders of the capital securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

         Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entity either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

         Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

         The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the capital securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

         - the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the capital securities, or (b) substitutes for the capital securities other securities having substantially the same terms as the capital securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the capital securities with respect to distributions and payments upon liquidation, redemption and otherwise;

         - Quad City expressly appoints a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

         - the successor securities are listed or will be listed upon notification of issuance, on any national securities exchange or other organization on which the capital securities are then listed, if any;

         - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the capital securities (including any successor securities) in any material respect;

         - the successor entity has a purpose substantially identical to that of the trust;

         - prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, Quad City has received an opinion from independent counsel to the effect that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the capital securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

         - we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

Notwithstanding the foregoing, the trust may not, except with the consent of holders of 100% in liquidation amount of the capital securities, enter into any transaction of this kind or permit any other person to consolidate, amalgamate, merge with or into, or replace it if the transaction would cause the trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

         Except as provided below and under "Description of the Guarantee--Amendments and Assignment" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the capital securities will have no voting rights.

         The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the capital securities, in the following circumstances:

         -    with respect to acceptance of appointment by a successor trustee;

         - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does have a material adverse effect on the interests of any holder of trust securities; or

         - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

         With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, Quad City and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

         As long as the property trustee holds any debentures, the trustees will not:

         - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

         -    waive any past default that is waivable under the indenture;

         - exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

         - consent to any amendment, modification or termination of the indenture or the debentures, where the consent is required, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding trust securities. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the trust securities.

The trustees may not revoke any action previously authorized or approved by a vote of the holders of the trust securities except by subsequent vote of the holders of the trust securities. The property trustee will notify each holder of trust securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the trust securities, prior to taking any of the foregoing actions the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

         Any required approval of holders of trust securities may be given at a meeting of holders of the trust securities convened for the purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

         No vote or consent of the holders of capital securities will be required for the trust to redeem and cancel its capital securities in accordance with the trust agreement.

         Notwithstanding the fact that holders of capital securities are entitled to vote or consent under any of the circumstances described above, any of the capital securities that are owned by Quad City, the trustees or any affiliate of Quad City or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL CAPITAL SECURITIES

         The capital securities will be represented by one or more global capital securities registered in the name of The Depository Trust Company, New York, New York ("DTC") or its nominee. A global capital security is a security representing interests of more than one beneficial holder. Beneficial interests in the global capital securities will be shown on, and transfers will be effected only through, records maintained by participants. Participants are brokers, dealers, or others with accounts with DTC. Except as described below, capital securities in definitive form will not be issued in exchange for the global capital securities. See "Book-Entry Issuance."

         No global capital security may be exchanged for capital securities registered in the names of persons other than DTC or its nominee unless:

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         -    DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global capital security and we are unable to locate a qualified successor depositary;

         - we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

         - there shall have occurred and be continuing an event of default under the indenture.

Any global capital security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global capital security. If capital securities are issued in definitive form, the capital securities will be in denominations of $10 and integral multiples of $10 and may be transferred or exchanged at the offices described below.

         Unless and until it is exchanged in whole or in part for the individual capital securities represented thereby, a global capital security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

         Payments on global capital securities will be made to DTC, as the depositary for the global capital securities. If the capital securities are issued in definitive form, distributions will be payable, the transfer of the capital securities will be registrable, and capital securities will be exchangeable, for capital securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. However, payment of any distribution may be made at the option of the administrative trustees by check mailed to the address of record of the persons entitled to the distribution or by wire transfer. In addition, if the capital securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

         Upon the issuance of one or more global capital securities, and the deposit of the global capital security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual capital securities represented by the global capital security to the accounts of persons that have accounts with DTC. These accounts shall be designated by the dealers, underwriters or agents with respect to the capital securities. Ownership of beneficial interests in a global capital security will be limited to persons or entities with an account with DTC or who may hold interest through any person or entity with an account that may hold interests through participants. With respect to interests of any person or entity with an account with DTC, ownership of beneficial interests in a global capital security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee. With respect to persons or entities who hold interest in a global capital security through a participant, the interest and any transfer of the interest will be shown on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of these securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global capital security.

         So long as DTC or another depositary, or its nominee, is the registered owner of the global capital security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the capital securities represented by the global capital security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global capital security will not be entitled to have any of the individual capital securities represented by the global capital security registered in their names, will not receive or be entitled to receive physical delivery of any the capital securities in definitive form and will not be considered the owners or holders of the capital securities under the trust agreement.

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         None of us, the property trustee, any paying agent or the securities registrar for the capital securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global capital security representing the capital securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

         We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global capital security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global capital security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global capital security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

PAYMENT AND PAYING AGENCY

         Payments in respect of the capital securities shall be made to DTC, which shall credit the relevant accounts of participants on the applicable distribution dates, or, if any of the capital securities are not held by DTC, the payments shall be made by check mailed to the address of the holder as listed on the register of holders of the capital securities. The paying agent for the capital securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to Quad City and the administrative trustees. The paying agent for the capital securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the capital securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to Quad City and the property trustee.

REGISTRAR AND TRANSFER AGENT

         The property trustee will act as the registrar and the transfer agent for the capital securities. Registration of transfers of capital securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of capital securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

         The property trustee, until the occurrence and continuance of an event of default under the trust agreement, undertakes to perform only the duties set forth in the trust agreement. After an event of default under the trust agreement, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of capital securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of capital securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

         The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

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         -    the trust will not be deemed to be an "investment company"
              required to be registered under the Investment Company Act;

         - the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

         - the debentures will be treated as indebtedness of Quad City for federal income tax purposes.

In this regard, Quad City and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that Quad City and the administrative trustees determine to be necessary or desirable for these purposes.

         Holders of the capital securities have no preemptive or similar rights. The trust agreement and the capital securities will be governed by Delaware law.

                          DESCRIPTION OF THE DEBENTURES

         Concurrently with the issuance of the capital securities, the trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and First Union, as trustee (the "indenture trustee"). The indenture will be qualified under the Trust Indenture Act.

         The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

         The debentures will be limited in aggregate principal amount to $12.38 million, this amount being the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of [_]% of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 1999, to the person in whose name each debenture is registered at the close of business on the business day immediately preceding the day interest is due. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of the interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of [ ]%, compounded quarterly. The term "interest," includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable interest payment date and additional interest, as applicable.

         The debentures will mature on June 30, 2029, the stated maturity date. We may shorten this date once at any time to any date not earlier than June 30, 2004, subject to the prior approval of the Federal Reserve, if required.

         We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 90 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from the trust until after June 30, 2004, except if a Tax Event, an Investment Company Event or a Capital Treatment Event has occurred, or to the extent we have repurchased capital securities.

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

         The debentures will be unsecured and will rank junior to all of our senior and subordinate indebtedness. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "--Subordination."

         The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving Quad City, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

         As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of [___]% compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of capital securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Federal Income Tax Consequences--Interest Payment Period and Original Issue Discount."

         During an extension period, we may not:

         - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

         - make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities that rank equally with or junior to the debentures or make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures; or

         - redeem, purchase or acquire less than all of the debentures or any of the capital securities.

However, we may reclassify any class of our capital stock into another class of capital stock during an extension period.

         Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We have no present intention of exercising our right to defer payments of interest on the debentures.

         We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the American Stock Exchange, or other applicable self-regulatory organization, or to holders of the capital securities, but in any event at least one business day prior to the record date.

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         Subject to the foregoing, there is no limitation on the number of times that we may elect to begin an extension period.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

         If the trust is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional amounts on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties or other governmental charges not been imposed.

REDEMPTION OR EXCHANGE

         Subject to prior approval of the Federal Reserve, if required, we may redeem the debentures prior to maturity:

         - on or after June 30, 2004, in whole at any time or in part from time to time;

         - in whole at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event;

         - at any time, to the extent of any capital securities we repurchase.

In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the debentures.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures shall be effected proportionately, by lot or in any other manner deemed to be fair by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest shall cease to accrue on the debentures or portions thereof called for redemption.

         The debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

         As described under "Description of the Capital Securities--Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the debentures may be distributed to the holders of the capital securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our reasonable efforts to list the debentures on the American Stock Exchange or other stock exchange or national quotation service, on which the capital securities are then listed, if any. There can be no assurance as to the market price of any debentures that may be distributed to the holders of capital securities.

RESTRICTIONS ON PAYMENTS

         We are restricted from making certain payments (as described below) if at that time:

         -    an event of default is continuing under the indenture;

         - we are in default with respect to our obligations under the guarantee; or

         - we have given notice of our election to extend an interest payment period with respect to the debentures and the notice has not been rescinded or the extension period is continuing.

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         If any of the above events have occurred, we will not:

         - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock;

         - make any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

         - make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee); or

         - redeem, purchase or acquire less than all of the debentures or any of the capital securities.

However, we may reclassify any class of our capital stock into another class of capital stock during any of the above events.

SUBORDINATION

         Under the indenture, the debentures are subordinated and junior in right of payment to all of our senior and subordinated debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of Quad City, the holders of senior and subordinated debt will first be entitled to receive payment in full of principal (and premium, if any) and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

         In the event of the acceleration of the maturity of any debentures, the holders of all or our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the debentures.

         No payments of principal or interest in respect of the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the debentures, or if any judicial proceeding is pending with respect to any default.

         The term "debt" means, with respect to any entity, whether recourse is to all or a portion of the assets of an entity and whether or not contingent:

         -    every obligation of the entity for money borrowed;

         - every obligation of the entity evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

         - every reimbursement obligation of the entity with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the entity;

         - every obligation of the entity issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

         -    every capital lease obligation of the entity; and

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         -    every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the entity has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         The term "senior debt" means, with respect to Quad City, the principal of and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not a claim for post-petition interest is allowed in the proceeding, on debt, whether incurred on or prior to the date of the indenture or incurred after the date. Senior debt also includes all indebtedness, whether incurred on or prior to the date of the indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements. However, senior debt will not be deemed to include:

         - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

         - any of our debt that when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, was without recourse to us;

         -    any debt of Quad City to any of Quad City's subsidiaries;

         -    any debt to any employee of Quad City;

         - any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

         -    debt which constitutes subordinated debt.

         The term "subordinated debt" means, with respect to us, the principal of, premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Quad City whether or not the claim for post-petition interest is allowed in the proceeding, on debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

         - any debt of Quad City which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, was without recourse to us;

         -    any debt of Quad City to any of Quad City's subsidiaries;

         -    any debt to any employee of Quad City;

         - any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

         -    debt which constitutes senior debt; and

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         -    any debt of Quad City under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with the Quad City that is, directly or indirectly, a financing vehicle of Quad City in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment.

         We expect from time to time to incur additional indebtedness, and there is no limitation on the amount we may incur. At March 31, 1999, we had consolidated senior debt and subordinated debt of approximately $2.5 million. Although these amounts are expected to be repaid with a portion of the proceeds from the sale of the debentures, additional senior or subordinated debt can be expected to be incurred in the future.

PAYMENT AND PAYING AGENTS

         Generally, payment of principal of and any interest on the debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (b) transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest. We may at any time designate additional paying agents for the debentures or rescind the designation of any paying agent for the debentures. However, we will at all times be required to maintain a paying agent in Wilmington, Delaware, and each place of payment for the debentures.

         Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on May 31 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

REGISTRAR AND TRANSFER AGENT

         The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

         In the event of any redemption, neither Quad City nor the indenture trustee will be required to (a) issue, register the transfer of or exchange debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (b) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

MODIFICATION OF INDENTURE

         Quad City and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by Quad City and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

         -    extend the fixed maturity of the debentures; or

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         -    reduce the principal amount or the rate or extend the time of payment of interest; or

         - reduce the percentage of principal amount of debentures required to amend the indenture.

As long as any of the capital securities remain outstanding, no modification may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the capital securities.

DEBENTURE EVENTS OF DEFAULT

         The indenture provides that any one or more of the following described events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

         - failure for 30 days to pay any interest on the debentures, when due, subject to deferral of any due date in the case of an extension period;

         - failure to pay any principal on the debentures when due whether at maturity, upon redemption by declaration or otherwise;

         - failure to observe or perform in any material respect other covenants contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

         - our bankruptcy, insolvency or reorganization or dissolution of the trust.

         The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the debentures which has become due solely by the acceleration. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least 25% in aggregate liquidation amount of the capital securities will have this right.

         If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the debentures.

         We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE CAPITAL SECURITIES

         If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure of us to pay interest on or principal of the debentures on the payment date on which the payment is due and payable, then a holder of capital securities may institute a direct action against us. In connection with a direct action, we will have a right to counter the amount of the direct action to the extent of any payment made by us to the holder of capital securities with respect to the direct action. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the capital

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

securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

         The holders of the capital securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement. See "Description of the Capital Securities--Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

         We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into Quad City or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to Quad City, unless:

         - if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any State or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures, or substitutes securities having substantially similar terms;

         - immediately after giving effect, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

         -    other conditions as prescribed in the indenture are met.

SATISFACTION AND DISCHARGE

         The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

         -    have become due and payable, or

         - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

         We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

GOVERNING LAW

         The indenture and the debentures will be governed by and construed in accordance with the laws of the State of Illinois.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

         The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred. The

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

indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

         We have agreed, pursuant to the indenture, for so long as capital securities remain outstanding:

         - to maintain directly or indirectly 100% ownership of the common securities of the trust except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

         - not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

         - to use our reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes; and

         - to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures.

                               BOOK-ENTRY ISSUANCE

GENERAL

         DTC will act as securities depositary for the capital securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of capital securities. Except as described, the capital securities will be issued only as registered securities in the name of Cede & Co. (DTC's nominee). One or more global capital securities will be issued for the Capital Securities and will be deposited with DTC.

         DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of capital securities within the DTC system must be made by or through direct participants, which will receive a credit for the capital securities on DTC's records. The ownership interest of each actual purchaser of each capital security ("beneficial owner") is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased capital securities. Transfers of ownership interests in the capital securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in capital securities, except if use of the book-entry system for the capital securities is discontinued.

         DTC will have no knowledge of the actual beneficial owners of the capital securities; DTC's records reflect only the identity of the direct participants to whose accounts the capital securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but Quad City and the trust assume no responsibility for the accuracy thereof. Neither Quad City nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Redemption notices will be sent to Cede & Co. as the registered holder of the capital securities. If less than all of the capital securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

         Although voting with respect to the capital securities is limited to the holders of record of the capital securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to capital securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the capital securities are credited on the record date.

DISTRIBUTION FUNDS

         The property trustee will make distribution payments on the capital securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or Quad City, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

SUCCESSOR DEPOSITARIES AND TERMINATION OF BOOK-ENTRY SYSTEM

         DTC may discontinue providing its services with respect to any of the capital securities at any time by giving reasonable notice to the property trustee and Quad City. If no successor securities depositary is obtained, definitive capital securities representing the capital securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of capital securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the capital securities will be printed and delivered.

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

                          DESCRIPTION OF THE GUARANTEE

         The capital securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the capital securities for the benefit of the holders of the capital securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. First Union, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the capital securities. Prospective investors are urged to read the form of the guarantee, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

         We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the capital securities, as and when due, regardless of any defense or counterclaim that the trust may have or assert other than the defense of payment.

         The following payments with respect to the capital securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

         - any accrued and unpaid distributions required to be paid on the capital securities;

         - with respect to any capital securities called for redemption, the redemption price; and

         - upon a voluntary or involuntary dissolution, winding up or liquidation of the trust (other than in connection with the distribution of debentures to the holders of capital securities or a redemption of all of the capital securities), the lesser of:

              (a) the amount of the liquidation distribution; and

              (b) the amount of assets of the trust remaining available for distribution to holders of capital securities in liquidation of the trust.

We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the capital securities or by causing the trust to pay the amounts to the holders.

         The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the capital securities.

STATUS OF THE GUARANTEE

         The guarantee constitutes our unsecured obligation that ranks junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

         The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of capital securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

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

         The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the capital securities. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

AMENDMENTS AND ASSIGNMENT

         Except with respect to any changes that do not materially adversely affect the rights of holders of the capital securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding capital securities. See "Description of the Capital Securities--Voting Rights; Amendment of Trust Agreement."

EVENTS OF DEFAULT; REMEDIES

         An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the capital securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

         Any holder of capital securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

         We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

TERMINATION OF THE GUARANTEE

         The guarantee will terminate and be of no further force and effect upon:

         -    full payment of the redemption price of the capital securities;

         - full payment of the amounts payable upon liquidation of the trust; or

         - distribution of the debentures to the holders of the capital securities.

If at any time any holder of the capital securities must restore payment of any sums paid under the capital securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

         The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any capital securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

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

EXPENSE AGREEMENT

         We will, pursuant to the Agreement as to Expenses and Liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the capital securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the capital securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the Expense Agreement, regardless of whether they had notice of the expense agreement.

GOVERNING LAW

         The guarantee will be governed by the laws of the State of Illinois.

                 RELATIONSHIP AMONG THE CAPITAL SECURITIES, THE
                          DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

         We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the capital securities, to the extent the trust has funds available for the payment of these amounts. Quad City and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the capital securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the capital securities.

         If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the capital securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of capital securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinate and junior in right of payment to all of our other indebtedness.

SUFFICIENCY OF PAYMENTS

         As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the capital securities, primarily because:

         - the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

         - the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the capital securities;

         - we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the capital securities the amounts due to the holders pursuant to the terms of the capital securities; and

         - the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

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

ENFORCEMENT RIGHTS OF HOLDERS OF CAPITAL SECURITIES

         A holder of any capital security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF THE TRUST

         The capital securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a capital security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of capital securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

RIGHTS UPON TERMINATION

         Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the debentures, the holders of the capital securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Capital Securities--Liquidation Distribution Upon Termination."

         Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the capital securities the amounts due to the holders pursuant to the terms of the capital securities, the positions of a holder of the capital securities and a holder of the debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                         FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         The following summary of the material federal income tax considerations that may be relevant to the purchasers of capital securities represents the opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg, counsel to Quad City and the trust insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of capital securities may differ from the treatment described below.

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

         No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of capital securities. Moreover, the discussion generally focuses on holders of capital securities who are individual citizens or residents of the United States and who acquire capital securities on their original issue at their offering price and hold capital securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the capital securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of capital securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the capital securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of capital securities.

CLASSIFICATION OF THE DEBENTURES

         In accordance with the opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg, we intend to take the position that the debentures will be classified for federal income tax purposes as indebtedness of Quad City under current law, and, by acceptance of a capital security, each holder covenants to treat the debentures as indebtedness and the capital securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service or, if challenged, that it will not be successful. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as indebtedness of Quad City.

CLASSIFICATION OF THE TRUST

         With respect to the capital securities, Barack Ferrazzano Kirschbaum Perlman & Nagelberg, tax counsel for Quad City and the trust, has rendered its opinion generally to the effect that, under then current law and assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for federal income tax purposes, each holder of capital securities generally will be treated as owning an undivided beneficial interest in the debentures, and each holder will be required to include in its gross income any interest with respect to the debentures at the time such interest is accrued or is received, in accordance with the holder's method of accounting. If the debentures were determined to be subject to the original issue discount ("OID") rules, each holder would instead be required to include in its gross income any OID accrued with respect to its allocable share of the debentures whether or not cash were actually distributed to the holder.

INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

         United States persons (including cash basis taxpayers) that hold debt instruments issued with OID must generally include such OID in income as it accrues on a constant yield method even if there is not a corresponding receipt of cash attributable to such income. A debt instrument such as the debentures will generally be treated as issued with OID if the stated interest on the instrument does not constitute "qualified stated interest." Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored. In the case of the debentures, we have concluded that the likelihood of exercising our option to defer payments of interest is remote.

         If the option to defer any payment of interest was determined not to be "remote" or if Quad City actually exercises its option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of a United States person's taxable interest income in respect of the debentures would constitute OID that would have to be included in income on a constant yield method before the receipt of the cash attributable to such income, regardless of such person's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a holder of capital securities would be required to include such OID in gross income even though Quad City would not make any actual cash payments during an Extension Period.

         The above information is based on recently promulgated Treasury Regulations, which have not been interpreted by any court decisions or addressed in any ruling or other pronouncements of the IRS, and it is possible that the IRS could take a position contrary to the conclusions herein.

         Because income on the capital securities will constitute interest, corporate holders of capital securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the capital securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

         Holders of capital securities other than a holder who purchased the capital securities upon original issuance may be considered to have acquired their undivided interests in the debentures with "market discount" or "acquisition premium" as these phrases are defined for federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the capital securities.

RECEIPT OF DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

         Under the circumstances described under "Description of the Capital Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination," the debentures may be distributed to holders of capital securities upon a liquidation of the trust. Under current federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder's aggregate tax basis in the capital securities immediately before the distribution. A holder's holding period in debentures received in liquidation of the trust would include the period for which the holder held the capital securities.

         If, however, a Tax Event occurs which results in the trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the capital securities. Under certain circumstances described herein, the debentures may be redeemed for cash and the proceeds of the redemption distributed to holders in redemption of their capital securities. Under current law, such a redemption should, to the extent that it constitutes a complete redemption, constitute a taxable disposition of the redeemed capital securities, and a holder for federal income tax purposes, should recognize gain or loss as if the holder sold the capital securities for cash.

DISPOSITION OF CAPITAL SECURITIES

         A holder that sells capital securities will recognize gain or loss equal to the difference between the amount realized on the sale of the capital securities and the holder's adjusted tax basis in the capital securities. A holder's adjusted tax basis in the capital securities generally will be its initial purchase price increased by OID previously includible in the holder's gross income to the date of disposition and decreased by payments received on the capital securities to the date of disposition. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the capital securities have been held for more than one year at the time of sale.

         The capital securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of its capital securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income, and to add the amount to its adjusted tax basis in its proportionate share of the underlying debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis a holder will recognize a capital loss. The adjusted basis would include, in the form of OID, all accrued but unpaid interest. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

EFFECT OF POSSIBLE CHANGES IN TAX LAWS

         Congress and the Clinton Administration have considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures. Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve if then required to cause a redemption of the capital securities before, as well as after, June 30, 2004. See "Description of the Debentures--Redemption or Exchange" and "Description of the Capital Securities--Redemption or Exchange--Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event."

BACKUP WITHHOLDING AND INFORMATION REPORTING

         The amount of qualified stated interest, or, if applicable, OID, accrued on the capital securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the Internal Revenue Service on Forms 1099-INT, or, where applicable, forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the capital securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the Internal Revenue Service.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF CAPITAL SECURITIES. HOLDERS OF CAPITAL SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

         Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase capital securities, subject to the investing fiduciary's determination that the investment in capital securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

         In any case, we and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of capital securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the capital securities are acquired pursuant to and in accordance with an applicable exemption.

         As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire capital securities unless the capital securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or
Section 4975 of the Internal Revenue Code proposing to acquire capital securities should consult with their own counsel.

                                  UNDERWRITING

         Quad City, the trust, and the underwriters named below have entered into an underwriting agreement with respect to the capital securities. The underwriters, and the amount of capital securities that each of them has agreed to purchase, are as follows:

                                                                     NUMBER OF
                             UNDERWRITER                             CAPITAL SECURITIES
                             -----------                             ------------------
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated                --
Howe Barnes Investments, Inc.                                                  --
                                                                        ---------
         Total                                                          1,200,000
                                                                        ---------
                                                                        ---------

         The underwriters have agreed to purchase the capital securities on a firm-commitment basis. That means that they will purchase all of the capital securities if they purchase any of them. If one underwriter defaults under the underwriting agreement, the purchase commitment of the other underwriter may be increased or the underwriting agreement may be terminated.

         The underwriters have agreed to purchase the capital securities at the price stated on the cover page of this prospectus. Because the trust will use the proceeds from the sale of the capital securities to purchase the debentures from us, we have agreed to pay the underwriters the following fees:

                                    Underwriting Fees
Per Capital Security                $
Total                               $


         In addition to the underwriting fees, we estimate that we will spend approximately $150,000 for printing, depository and trustees' fees, legal and accounting fees, and other expenses of the offering.

         The underwriters will initially offer the capital securities to the public at the price stated on the cover page. The underwriters may offer capital securities to selected dealers at the public-offering price less a concession of up to $.__ per capital security. Those dealers may offer the capital securities to other brokers and dealers at a price up to $.__ less than the price paid by them. After the initial offering of the capital securities, the underwriters may change the offering price, concession, discount and other selling terms.

         In connection with the offering, the underwriters and their affiliates may engage in transactions, effected in accordance with Rule 104 of the SEC's Regulation M, that are intended to stabilize, maintain or otherwise affect the market price of the capital securities. These transactions may include transactions in which the underwriters create a short position for their own account by selling more capital securities than they are committed to purchase from the trust. In such a case, to cover all or part of the short position, the underwriters may purchase capital securities in the open market following completion of the initial offering. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, the capital securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the capital securities. Any of these transactions may result in the maintenance of a price for the capital securities at a level above that which might otherwise prevail in the open market. Neither Quad City nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the capital securities. The underwriters are not required to engage in any of these transactions. These transactions may be effected on the American Stock Exchange, and, if commenced, may be discontinued at any time without notice.

         Quad City and the trust have agreed to indemnify the underwriters against liabilities arising from the offering of the capital securities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

         The underwriters have advised the trust that they do not intend to confirm any sales of capital securities to any discretionary accounts. In connection with the offer and sale of the capital securities, the underwriters will comply with Rule 2810 under the NASD Conduct Rules. Dain Rauscher Wessels served as the underwriter in the initial public offering of our common stock in 1993, for which it was paid customary compensation. The underwriters and their affiliates may be our customers, engage in transactions with us, or perform services for us in the ordinary course of business.

                                  LEGAL MATTERS

         Legal matters, including matters relating to federal income tax considerations, for Quad City and the trust will be passed upon by Barack Ferrazzano Kirschbaum Perlman & Nagelberg, Chicago, Illinois, counsel to Quad City and the trust. Certain legal matters will be passed upon for the underwriters by Faegre & Benson LLP, Minneapolis, Minnesota. Barack Ferrazzano Kirschbaum Perlman & Nagelberg and Faegre & Benson LLP may rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law.

                         WHERE YOU CAN FIND INFORMATION

         This prospectus is a part of a Registration Statement on Form S-2 filed by Quad City and the trust with the Securities and Exchange Commission under the Securities Act, with respect to the capital securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Quad City and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission.

         We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site. The address of that site is http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Place, Room 1400, New York, New York 10007. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

         The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and although the trust will become subject to such requirements upon the effectiveness of the Registration Statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act of 1934.

         We have not included separate financial statements of the trust in this prospectus. We do not consider that separate financial statements would be material to holders of capital securities because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the capital securities to the extent described in this prospectus.

                                     EXPERTS

         The consolidated financial statements of Quad City and its subsidiaries included or incorporated by reference in this prospectus have been audited by McGladrey & Pullen, LLP, independent certified public accountants. These statements are included and incorporated by reference in reliance upon the authority of McGladrey & Pullen, LLP as experts in accounting and auditing.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         We "incorporate by reference" into this prospectus the information in documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus, and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

                 (a) our Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998, filed with the SEC on September 28, 1998;

                 (b) our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed with the SEC on November 16, 1998;

                 (c)      our Form 8-K, filed with the SEC on November 24, 1998;

                 (d) our Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, filed with the SEC on February 12, 1999; and

                 (e) our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed with the SEC on May 5, 1999.

         We also incorporate by reference any filings we make with the SEC under sections 13(a), or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

         You may request a copy of these filings at no cost by contacting us at the following address:

                                    Quad City Holdings, Inc.
                                    3551 7th Street, Suite 100
                                    Moline, Illinois 61265
                                    Attn: Shellee R. Showalter
                                    (309) 736-3580.

                          INDEX TO FINANCIAL STATEMENTS




INDEPENDENT AUDITOR'S REPORT                                                                     F-2


FINANCIAL STATEMENTS


  Consolidated balance sheets as of March 31, 1999 (unaudited)
    and as of June 30, 1998 and 1997 (audited)                                                   F-3

  Consolidated statements of income for the nine months ended March 31, 1999 and
    1998 (unaudited) and for the years ended June 30, 1998, 1997, and 1996 (audited)             F-4

  Consolidated statements of changes in stockholders' equity for the nine months ended March 31, 1999 (unaudited) and the years ended June 30, 1998, 1997, and
    1996 (audited)                                                                               F-5

  Consolidated statements of cash flows for the nine months ended March 31, 1999 and
    1998 (unaudited) and for the years ended June 30, 1998, 1997, and 1996 (audited)             F-6

  Notes to consolidated financial statements                                              F-7 - F-31


                                     [LETTERHEAD]



                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Quad City Holdings, Inc.
Moline, Illinois

We have audited the accompanying consolidated balance sheets of Quad City Holdings, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended June 30, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a tests basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quad City Holdings, Inc. and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for the years ended June 30, 1998, 1997, and 1996, in conformity with generally accepted accounting principles.

                                        McGladrey & Pullen, LLP


Davenport, Iowa
August 7, 1998

QUAD CITY HOLDINGS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 1999 AND JUNE 30, 1998 AND 1997


                                                                 March 31,               June 30,
                                                                   1999       -------------------------------
ASSETS                                                          (Unaudited)         1998           1997
-------------------------------------------------------------------------------------------------------------
Cash and due from banks                                       $    8,454,698  $   11,640,813  $    6,953,463
Federal funds sold                                                29,380,000      22,960,000       9,190,000
Certificates of deposit at financial institutions                 12,469,754       8,366,123       5,359,124

Securities held to maturity, at amortized cost (Note 3)              774,240       2,380,309       2,914,129
Securities available for sale, at fair value (Note 3)             47,148,505      32,238,245      28,897,629
                                                              -----------------------------------------------
                                                                  47,922,745      34,618,554      31,811,758
                                                              -----------------------------------------------

Loans receivable (Note 4)                                        191,679,110     162,975,136     108,365,429
  Less allowance for estimated losses on loans (Note 4)            2,704,448       2,349,838       1,632,500
                                                              -----------------------------------------------
                                                                 188,974,662     160,625,298     106,732,929
                                                              -----------------------------------------------

Premises and equipment, net (Note 5)                               7,412,053       7,660,268       5,248,689
Accrued interest receivable                                        2,057,075       1,773,223       1,374,307
Other assets                                                       3,144,037       2,506,710       1,708,481
                                                              -----------------------------------------------
                                                              $  299,815,024  $  250,150,989  $  168,378,751
                                                              -----------------------------------------------
                                                              -----------------------------------------------

LIABILITIES AND STOCKHOLDERS'
  EQUITY
-------------------------------------------------------------------------------------------------------------
Liabilities:
  Deposits:


    Noninterest-bearing deposits                              $   35,142,927  $   26,605,138  $   22,103,036
    Interest-bearing deposits                                    203,981,572     170,778,826     113,857,159
                                                              -----------------------------------------------
            TOTAL DEPOSITS (Note 6)                              239,124,499     197,383,964     135,960,195

  Short-term borrowings (Note 7)                                   7,467,668       2,000,000             -
  Federal Home Loan Bank advances (Note 8)                        25,883,714      24,667,174      10,777,712
  Other borrowings (Note 9)                                        2,500,000       1,500,000       1,500,000
  Other liabilities                                                3,736,789       5,497,633       5,527,618
                                                              -----------------------------------------------
                                                                 278,712,670     231,048,771     153,765,525
                                                              -----------------------------------------------

Commitments and Contingencies (Note 17)


Stockholders' Equity (Note 15):
  Preferred stock, $1 par value; shares authorized
    250,000; shares issued and outstanding
    March 31, 1999 - 25; June 30, 1998 - 25;
    June 30, 1997 - 10  (Note 14)                                         25              25              10
  Common stock, $1 par value; shares authorized
    5,000,000; shares issued and outstanding
    March 31, 1999 - 2,295,876; June 30, 1998 -
    2,265,561; 1997 - 2,194,236 (Note 1)                           2,295,876       1,510,374       1,462,824
  Additional paid-in capital                                      14,452,187      15,014,884      13,039,406
  Retained earnings                                                4,235,777       2,564,443         171,171
  Accumulated other comprehensive income (loss)                      118,489          12,492         (60,185)
                                                              -----------------------------------------------
                                                                  21,102,354      19,102,218      14,613,226
                                                              -----------------------------------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  299,815,024  $  250,150,989  $  168,378,751
                                                              -----------------------------------------------
                                                              -----------------------------------------------


See Notes to Consolidated Financial Statements.

QUAD CITY HOLDINGS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
NINE MONTHS ENDED MARCH 31, 1999 AND 1998 AND YEARS ENDED JUNE 30, 1998, 1997, AND 1996

                                                        Nine Months Ended March 31,
                                                             1999           1998                  Year Ended June 30,
                                                        ---------------------------   ------------------------------------------
                                                                (Unaudited)                1998          1997          1996
--------------------------------------------------------------------------------------------------------------------------------
Interest income:
  Interest and fees on loans                            $  11,508,963 $   8,642,021   $  12,083,990 $   6,905,590 $   3,918,817
  Interest and dividends on securities                      1,617,493     1,454,024       1,905,668     2,139,263     1,868,976
  Interest on federal funds sold                            1,044,093       305,467         645,929       286,264       382,226
  Other interest                                              513,181       318,810         440,980       374,527       359,409
                                                        ------------------------------------------------------------------------
        TOTAL INTEREST INCOME                              14,683,730    10,720,322      15,076,567     9,705,644     6,529,428
                                                        ------------------------------------------------------------------------

Interest expense:
  Interest on deposits                                      6,674,433     4,909,441       6,971,153     4,358,476     3,349,548
  Interest on borrowings                                    1,410,911       969,225       1,370,868       635,392       136,832
                                                        ------------------------------------------------------------------------
        TOTAL INTEREST EXPENSE                              8,085,344     5,878,666       8,342,021     4,993,868     3,486,380
                                                        ------------------------------------------------------------------------

        NET INTEREST INCOME                                 6,598,386     4,841,656       6,734,546     4,711,776     3,043,048

Provision for loan losses (Note 4)                            644,400       753,258         901,976       844,391       500,397
                                                        ------------------------------------------------------------------------
        NET INTEREST INCOME AFTER
        PROVISION FOR LOAN LOSSES                           5,953,986     4,088,398       5,832,570     3,867,385     2,542,651
                                                        ------------------------------------------------------------------------

Noninterest income:
  Merchant credit card fees, net of
    processing costs                                          780,668     1,061,550       1,395,574     1,531,728     1,007,830
  Trust department fees                                     1,114,540       825,389       1,138,502       736,461       355,360
  Deposit service fees                                        305,551       203,143         290,721       201,163       147,678
  Gains on sales of loans, net                                830,113       512,387         713,121        44,441        54,039
  Investment securities gains, net                              1,614         8,734           8,734        21,938        22,272
  Amortization of deferred income resulting from
    restructuring of merchant broker agreement (Note 10)      549,000           -               -             -             -
  Gain on restructuring of merchant
    broker agreement (Note 10)                                    -             -         2,168,000           -             -
  Other                                                       376,588       317,512         433,765       272,023       129,147
                                                        ------------------------------------------------------------------------
        TOTAL NONINTEREST INCOME                            3,958,074     2,928,715       6,148,417     2,807,754     1,716,326
                                                        ------------------------------------------------------------------------

Noninterest expenses:
  Salaries and employee benefits                            4,325,693     3,109,580       4,571,126     2,934,758     1,973,682
  Professional and data processing fees                       427,061       375,337         504,344       437,259       282,640
  Advertising and marketing                                   266,677       236,033         238,160       126,061       189,761
  Occupancy and equipment expense                           1,064,869       689,784       1,045,349       654,010       289,230
  Stationery and supplies                                     198,884       156,163         219,523       191,682       100,672
  Provision for merchant credit card losses                     5,625        83,426         105,910       176,476       126,805
  Postage and telephone                                       224,145       161,696         231,049       168,890       117,741
  Other                                                       638,228       549,430         994,354       601,667       495,858
                                                        ------------------------------------------------------------------------
        TOTAL NONINTEREST EXPENSES                          7,151,182     5,361,449       7,909,815     5,290,803     3,576,389
                                                        ------------------------------------------------------------------------

        INCOME BEFORE INCOME TAXES                          2,760,878     1,655,664       4,071,172     1,384,336       682,588
Federal and state income taxes (Note 11)                    1,088,654       646,700       1,677,900       165,000
                                                        ------------------------------------------------------------------------
        NET INCOME                                      $   1,672,224 $   1,008,964   $   2,393,272 $   1,219,336 $     682,588

                                                        ------------------------------------------------------------------------
                                                        ------------------------------------------------------------------------

Earnings per common share (Notes 1 and 16):
  Basic                                                 $        0.73 $        0.46   $        1.09 $        0.56 $        0.31
  Diluted                                               $        0.69 $        0.42   $        1.02 $        0.54 $        0.31
  Weighted average common shares outstanding                2,286,863     2,194,236       2,196,297     2,162,490     2,156,736
  Weighted average common and common equivalent
    shares outstanding                                      2,406,896     2,378,271       2,353,932     2,250,368     2,183,390



See Notes to Consolidated Financial Statements.

QUAD CITY HOLDINGS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
NINE MONTHS ENDED MARCH 31, 1999 AND YEARS ENDED JUNE 30, 1998, 1997, AND 1996


                                                                                          Additional    Retained
                                                             Preferred       Common        Paid-In      Earnings
                                                               Stock          Stock        Capital      (Deficit)
--------------------------------------------------------------------------------------------------------------------
Balance, year ended June 30, 1995                           $         -   $   1,437,824 $  11,764,416 $  (1,730,753)
                                                            --------------------------------------------------------
   Comprehensive income:
       Net income                                                     -             -             -         682,588
       Other comprehensive income, net of tax (Note 2)                -             -             -             -

          COMPREHENSIVE INCOME
                                                            --------------------------------------------------------
Balance, year ended June 30, 1996                                     -       1,437,824    11,764,416    (1,048,165)
                                                            --------------------------------------------------------
   Comprehensive income:
       Net income                                                     -             -             -       1,219,336
       Other comprehensive income, net of tax (Note 2)

          COMPREHENSIVE INCOME                                        -             -             -             -

    Proceeds from sale of 10 shares of preferred stock                10            -         999,990           -
    Proceeds from issuance of 37,500 shares of common stock
     as a result of warrants exercised (Notes 1 and 13)               -          25,000       275,000           -
                                                            --------------------------------------------------------
Balance, year ended June 30, 1997                                     10      1,462,824    13,039,406       171,171
                                                            --------------------------------------------------------
   Comprehensive income:
       Net income                                                     -             -             -       2,393,272
       Other comprehensive income, net of tax (Note 2)                -             -             -             -

          COMPREHENSIVE INCOME

    Proceeds from sale of 15 shares of preferred stock               15            -       1,499,985            -
    Proceeds from issuance of 71,325 shares of
     common stock as a result of warrants and stock
     options exercised (Notes 1 and 13)                               -          47,550       475,493           -
                                                            --------------------------------------------------------
Balance, year ended June 30, 1998                                     25      1,510,374    15,014,884     2,564,443
                                                            --------------------------------------------------------
   Comprehensive income:
       Net income (unaudited)                                         -             -             -       1,672,224
       Other comprehensive income, net of tax (unaudited)
        (Note 2)
                                                                      -             -             -             -
          COMPREHENSIVE INCOME (UNAUDITED)                            -             -             -             -

    Stock split (3 for 2) (unaudited) (Note 1)                        -         760,262      (760,262)         (890)
    Proceeds from issuance of 30,345 shares of common stock
     as a result of warrants and stock options exercised
     (unaudited) (Notes 1 and 13)                                     -          25,240       197,565           -
                                                            --------------------------------------------------------
Balance, nine months ended March 31, 1999 (unaudited)       $         25  $   2,295,876 $  14,452,187 $   4,235,777
                                                            --------------------------------------------------------
                                                            --------------------------------------------------------



                                                              Accumulated
                                                                 Other
                                                             Comprehensive
                                                              Income (Loss)     Total
                                                            ------------------------------
Balance, year ended June 30, 1995                             $    118,253  $  11,589,740
                                                             -----------------------------
   Comprehensive income:
       Net income                                                       -         682,588
       Other comprehensive income, net of tax (Note 2)            (603,722)      (603,722)
                                                                            --------------
          COMPREHENSIVE INCOME                                                     78,866
                                                             -----------------------------
Balance, year ended June 30, 1996                                 (485,469)    11,668,606
                                                             -----------------------------
   Comprehensive income:
       Net income                                                      -        1,219,336
       Other comprehensive income, net of tax (Note 2)             425,284        425,284
                                                                            --------------
          COMPREHENSIVE INCOME                                                  1,644,620
                                                                            --------------
    Proceeds from sale of 10 shares of preferred stock                 -        1,000,000
    Proceeds from issuance of 37,500 shares of common stock
     as a result of warrants exercised (Notes 1 and 13)                -          300,000
                                                             -----------------------------
Balance, year ended June 30, 1997                                  (60,185)    14,613,226
                                                             -----------------------------
   Comprehensive income:
       Net income                                                      -        2,393,272
       Other comprehensive income, net of tax (Note 2)              72,677         72,677
                                                                            --------------
          COMPREHENSIVE INCOME                                         -        2,465,949
                                                                            --------------
    Proceeds from sale of 15 shares of preferred stock                 -        1,500,000
    Proceeds from issuance of 71,325 shares of
     common stock as a result of warrants and stock
     options exercised (Notes 1 and 13)                                -          523,043
                                                             -----------------------------
Balance, year ended June 30, 1998                                   12,492     19,102,218
                                                             -----------------------------
   Comprehensive income:
       Net income (unaudited)                                          -        1,672,224
       Other comprehensive income, net of tax (unaudited)
        (Note 2)                                                   105,997        105,997
                                                                            --------------
          COMPREHENSIVE INCOME (UNAUDITED)                                      1,778,221
                                                                            --------------
    Stock split (3 for 2) (unaudited) (Note 1)                         -             (890)
    Proceeds from issuance of 30,345 shares of common stock
     as a result of warrants and stock options exercised
     (unaudited) (Notes 1 and 13)                                      -          222,805
                                                             -----------------------------
Balance, nine months ended March 31, 1999 (unaudited)         $    118,489 $   21,102,354
                                                             -----------------------------
                                                             -----------------------------


See Notes to Consolidated Financial Statements.

QUAD CITY HOLDINGS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED MARCH 31, 1999 AND 1998 AND YEARS ENDED JUNE 30, 1998, 1997, AND 1996

                                                                               Nine Months Ended March 31,
                                                                          -------------------------------------
                                                                                1999                 1998
                                                                          ------------------------------------------
                                                                                       (Unaudited)
--------------------------------------------------------------------------------------------------------------------
 Cash Flows from Operating Activities:
   Net income                                                             $      1,672,224     $      1,008,964
   Adjustment to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation                                                                  463,521              330,521
     Provision for loan losses                                                     644,400              753,258
     Provision for merchant credit card losses                                       5,625               83,426
     Amortization of premiums (accretion of
        discounts) on securities, net                                               19,354              (14,329)
     Federal Home Loan Bank stock dividends                                            -                    -
     Investment securities gains, net                                               (1,614)              (8,734)
     Loans originated for sale                                                 (68,986,640)         (38,142,945)
     Proceeds on sales of loans                                                 71,954,396           32,137,607
     Net gains on sales of loans                                                  (830,113)            (512,387)
     Amortization of deferred income resulting from
        restructuring of merchant broker agreement                                (549,000)                 -
     Gains on restructuring of merchant broker agreement                               -                    -
     Increase in accrued interest receivable                                      (283,852)            (376,276)
     Increase in other assets                                                     (637,327)            (469,927)
     Increase (decrease) in other liabilities                                   (1,285,318)          (2,846,105)
                                                                          ------------------------------------------
             NET CASH PROVIDED BY (USED IN) OPERATING
             ACTIVITIES                                                          2,185,656           (8,056,927)
                                                                          ------------------------------------------
 Cash Flows from Investing Activities:
     Net (increase) decrease in federal funds sold                              (6,420,000)          (3,595,000)
     Net (increase) decrease in certificates of deposit at
        financial institutions                                                  (4,103,631)          (2,423,779)
     Purchase of securities available for sale                                 (27,114,462)          (5,751,974)
     Purchase of securities held to maturity                                        -                  (251,413)
     Proceeds from calls and maturities of securities                           12,350,000            7,500,000
     Proceeds from paydowns on securities                                        1,340,345              974,220
     Proceeds from sales of securities available for sale                          276,032               14,020
     Proceeds from restructuring of merchant broker agreement                          -                    -
     Net loans originated                                                      (31,131,407)         (38,658,194)
     Purchase of premises and equipment, net                                      (215,306)          (2,618,325)
                                                                          ------------------------------------------
             NET CASH USED IN INVESTING ACTIVITIES                             (55,018,429)         (44,810,445)
                                                                          ------------------------------------------

 Cash Flows from Financing Activities:
     Net increase in deposit accounts                                           41,740,535           49,319,068
     Net increase (decrease) in short-term borrowings                            5,467,668                  -
     Proceeds from Federal Home Loan Bank advances                               1,480,000           20,400,000
     Payments on Federal Home Loan Bank advances                                  (263,460)          (7,936,780)
     Net increase in other borrowings                                            1,000,000                 -
     Proceeds from issuance of preferred stock                                         -              1,500,000
     Proceeds from issuance of common stock                                        221,915                 -
                                                                          ------------------------------------------
             NET CASH PROVIDED BY FINANCING ACTIVITIES                          49,646,658           63,282,288
                                                                          ------------------------------------------
             NET INCREASE (DECREASE) IN CASH AND DUE
             FROM BANKS                                                         (3,186,115)          10,414,916

 Cash and due from banks:
     Beginning                                                                  11,640,813            6,953,463
                                                                          ------------------------------------------
     Ending                                                               $      8,454,698     $     17,368,379
                                                                          ------------------------------------------
                                                                          ------------------------------------------

 Supplemental Disclosure of Cash Flow Information,
     cash payments for:
     Interest                                                             $      8,031,509     $      5,495,988
     Income/franchise taxes                                                      1,234,378            1,324,000

 Supplemental Schedule of Noncash Investing Activities:
     Change in accumulated other comprehensive income, unrealized
        gains (losses) on securities available for sale, net                       105,997               88,656
     Investment securities transferred from held to maturity portfolio
        to available for sale portfolio, at fair value                           1,030,743                  -



                                                                                               Year Ended June 30,
                                                                          --------------------------------------------------------
                                                                                 1998                 1997              1996
----------------------------------------------------------------------------------------------------------------------------------
 Cash Flows from Operating Activities:
   Net income                                                             $      2,393,272     $     $1,219,336    $     $682,588
   Adjustment to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation                                                                  422,357              334,409           143,173
     Provision for loan losses                                                     901,976              844,391           500,397
     Provision for merchant credit card losses                                     105,910              176,476           126,805
     Amortization of premiums (accretion of
        discounts) on securities, net                                              (16,742)                 899           (16,920)
     Federal Home Loan Bank stock dividends                                            -                    -              (3,000)
     Investment securities gains, net                                               (8,734)             (21,938)          (22,272)
     Loans originated for sale                                                 (57,206,140)          (6,851,715)       (6,371,085)
     Proceeds on sales of loans                                                 54,008,203            6,040,971         6,425,124
     Net gains on sales of loans                                                  (713,121)             (44,441)          (54,039)
     Amortization of deferred income resulting from
        restructuring of merchant broker agreement                                     -                    -                 -
     Gains on restructuring of merchant broker agreement                        (2,168,000)                 -                 -
     Increase in accrued interest receivable                                      (398,916)            (253,039)         (435,388)
     Increase in other assets                                                     (826,685)            (847,702)         (397,684)
     Increase (decrease) in other liabilities                                     (872,533)           4,064,359           258,394
                                                                          --------------------------------------------------------
             NET CASH PROVIDED BY (USED IN) OPERATING
             ACTIVITIES                                                         (4,379,153)           4,662,006           836,093
                                                                          --------------------------------------------------------
 Cash Flows from Investing Activities:
     Net (increase) decrease in federal funds sold                             (13,770,000)          (6,462,000)       10,222,000
     Net (increase) decrease in certificates of deposit at
        financial institutions                                                  (3,006,999)             112,888        (1,489,154)
     Purchase of securities available for sale                                 (16,444,294)          (5,926,816)      (18,947,247)
     Purchase of securities held to maturity                                      (276,398)                 -          (2,873,782)
     Proceeds from calls and maturities of securities                            9,500,000            2,250,000         4,000,000
     Proceeds from paydowns on securities                                        4,531,123            1,250,667         4,483,584
     Proceeds from sales of securities available for sale                           14,020            5,249,967         4,637,700
     Proceeds from restructuring of merchant broker agreement                    2,900,000                  -                 -
     Net loans originated                                                      (50,883,287)         (50,764,915)      (25,422,515)
     Purchase of premises and equipment, net                                    (2,833,936)          (1,052,060)       (2,872,372)
                                                                          --------------------------------------------------------
             NET CASH USED IN INVESTING ACTIVITIES                             (70,269,771)         (55,342,269)      (28,261,786)
                                                                          --------------------------------------------------------

 Cash Flows from Financing Activities:
     Net increase in deposit accounts                                           61,423,769           43,042,077        31,820,432
     Net increase (decrease) in short-term borrowings                            2,000,000           (1,190,000)       (6,021,072)
     Proceeds from Federal Home Loan Bank advances                              25,955,000           11,961,000         7,270,000
     Payments on Federal Home Loan Bank advances                               (12,065,538)          (4,594,758)       (3,858,530)
     Net increase in other borrowings                                                  -                500,000         1,000,000
     Proceeds from issuance of preferred stock                                   1,500,000            1,000,000               -
     Proceeds from issuance of common stock                                        523,043              300,000               -
                                                                          --------------------------------------------------------
             NET CASH PROVIDED BY FINANCING ACTIVITIES                          79,336,274           51,018,319        30,210,830
                                                                          --------------------------------------------------------
             NET INCREASE (DECREASE) IN CASH AND DUE
             FROM BANKS                                                          4,687,350              338,056         2,785,137

 Cash and due from banks:
     Beginning                                                                   6,953,463            6,615,407         3,830,270
                                                                          --------------------------------------------------------
     Ending                                                               $     11,640,813     $      6,953,463    $    6,615,407
                                                                          --------------------------------------------------------
                                                                          --------------------------------------------------------

 Supplemental Disclosure of Cash Flow Information,
     cash payments for:
     Interest                                                             $      7,769,512     $      4,861,558    $    3,384,353
     Income/franchise taxes                                                      1,974,000              249,000            18,500

 Supplemental Schedule of Noncash Investing Activities:
     Change in accumulated other comprehensive income, unrealized
        gains (losses) on securities available for sale, net                        72,677              425,284           (603,722)
     Investment securities transferred from held to maturity portfolio
        to available for sale portfolio, at fair value                                 -                    -            8,004,543

See Notes to Consolidated Financial Statements.

NOTE 1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

     Quad City Holdings, Inc. (Company) is a bank holding company providing bank and bank related services through its subsidiaries, Quad City Bank and Trust Company (Bank) and Quad City Bancard, Inc. (Bancard). The Bank is a commercial bank that services the Quad Cities area, is chartered and regulated by the state of Iowa, is insured and subject to regulation by the Federal Deposit Insurance Corporation and is a member of and regulated by the Federal Reserve System. Bancard is an entity formed in April 1995 to conduct the Company's merchant credit card operation and is regulated by the Federal Reserve System. This activity was previously conducted by the Bank.

SIGNIFICANT ACCOUNTING POLICIES:

     ACCOUNTING ESTIMATES: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for estimated losses on loans is inherently subjective as it requires material estimates that are susceptible to significant change.

     PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

     PRESENTATION OF CASH FLOWS: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks. Cash flows from federal funds sold, certificates of deposit at financial institutions, loans, deposits, short-term borrowings, and other borrowings are treated as net increases or decreases.

     INVESTMENT SECURITIES: Investment securities held to maturity are those debt securities that the Company has the ability and intent to hold until maturity regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. Such securities are carried at cost adjusted for amortization of premiums and accretion of discounts. If the ability or intent to hold to maturity is not present for certain specified securities, such securities are considered available for sale as the Company intends to hold them for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in accumulated other comprehensive income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

     Pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" the Company transferred at fair value $1,030,743 (unaudited) of investment securities from held to maturity to available for sale on January 1, 1999.

     Pursuant to a Financial Accounting Standards Board (FASB) Special Report "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities" the Company transferred at fair value $8,004,543 of investment securities from held to maturity to available for sale in December 1995.

     LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate.

     LOANS AND ALLOWANCE FOR ESTIMATED LOSSES ON LOANS: Loans are stated at the amount of unpaid principal, reduced by an allowance for estimated losses on loans. The allowance for estimated losses on loans is maintained at the level considered adequate by management of the Company and the Bank to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to expense and reduced by net charge-offs. In determining the adequacy of the allowance, the Company and the Bank make continuous elevations of the loan portfolio and related off-balance sheet commitments, and consider current economic conditions and other factors that may affect a borrower's ability to repay.

     In accordance with FASB Statement No. 114 "Accounting for Creditors for Impairment of a Loan" loans are considered impaired when, based on current information and events, it is probable the Company and the Bank will not be able to collect all amounts due. The portion of the allowance for loan losses applicable to an impaired loan is computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan's effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows of impaired loans is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. The Company and the Bank recognize interest income on impaired loans on a cash basis.

     PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives.

     INCOME TAXES: The Company files its tax return on a consolidated basis with its subsidiaries. The entities follow the direct reimbursement method of accounting for income taxes under which income taxes or credits which result from the inclusion of the subsidiaries in the consolidated tax return are paid to or received from the parent company.

     Deferred income taxes are provided under the liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     TRUST ASSETS: Trust assets held by the Bank in a fiduciary, agency, or custody capacity for its customers, other than cash on deposit at the Bank, are not included in the accompanying consolidated financial statements since such items are not assets of the Bank.

     EARNINGS PER COMMON SHARE: Basic earnings per share are computed by dividing net income by the weighted average number of common stock shares outstanding for the respective period. Diluted earnings per share are computed by dividing net income by the weighted average number of common stock and common stock equivalents outstanding for the respective period.

     COMMON STOCK SPLIT: On November 30, 1998 the Company issued an additional 760,262 shares necessary to effect a 3 for 2 common stock split. All share and per share data has been retroactively adjusted to reflect the split.

     CURRENT ACCOUNTING DEVELOPMENT: The FASB has issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes that adoption of this Statement will not have a material effect on the consolidated financial statements.

     The FASB has issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" which is effective for fiscal years beginning after December 15, 1997. This Statement standardizes employers' disclosures about pensions and other postretirement benefit plans, requires certain additional information, and eliminates other existing disclosures. It does not change the measurement or recognition of these benefit plans. Management believes that adoption of this Statement will not have a material affect on the consolidated financial statements.

     UNAUDITED FINANCIAL INFORMATION: The unaudited information reflects all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to a fair presentation of the financial position as of March 31, 1999 and the results of operations and cash flows for the nine months ended March 31, 1999 and 1998. The results of the nine month periods are not necessarily indicative of the results which may be expected for the entire year.

NOTE 2.   COMPREHENSIVE INCOME

Effective July 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be disclosed in the financial statements.

Comprehensive income is defined as the change in equity during a period from transactions and other events from nonowner sources. Comprehensive income is the total of net income and other comprehensive income, which for the Company is comprised entirely of unrealized gains and losses on securities available for sale.

Other comprehensive income is comprised as follows:



                                                                                           Tax
                                                                        Before           Expense             Net
                                                                         Tax            (Benefit)           of Tax
                                                                   -----------------------------------------------------
    NINE MONTHS ENDED MARCH 31, 1999 (UNAUDITED):
      Unrealized gains on securities available for sale:
        Unrealized holding gains arising during the year            $     163,430      $     56,324      $      107,106
        Less reclassification adjustment for gains
          included in net income                                            1,614               505               1,109
                                                                   -----------------------------------------------------
             OTHER COMPREHENSIVE INCOME                             $     161,816      $     55,819      $      105,997
                                                                   -----------------------------------------------------
                                                                   -----------------------------------------------------

   NINE MONTHS ENDED MARCH 31, 1998 (UNAUDITED):
      Unrealized gains on securities available for sale:
        Unrealized holding gains arising during the year            $     139,429      $     44,772      $       94,657
        Less reclassification adjustment for gains
          included in net income                                            8,734             2,733               6,001
                                                                   -----------------------------------------------------
             OTHER COMPREHENSIVE INCOME                             $     130,695      $     42,039      $       88,656
                                                                   -----------------------------------------------------
                                                                   -----------------------------------------------------

                                                                                                Tax
                                                                            Before            Expense             Net
                                                                              Tax            (Benefit)           of Tax
                                                                        ----------------------------------------------------
    YEAR ENDED JUNE 30, 1998:
      Unrealized gains on securities available for sale:
        Unrealized holding gains arising during the year                 $    114,505       $     35,827      $     78,678
        Less, reclassification adjustment for gains
          included in net income                                                8,734              2,733             6,001
                                                                        ----------------------------------------------------
             OTHER COMPREHENSIVE INCOME                                  $    105,771       $     33,094      $     72,677
                                                                        ----------------------------------------------------
                                                                        ----------------------------------------------------

    YEAR ENDED JUNE 30, 1997:
      Unrealized gains (losses) on securities available
        for sale:
        Unrealized holding gains arising during
          the year                                                       $    418,766       $    (21,592)     $    440,358
        Less, reclassification adjustment for gains
          included in net income                                               21,938              6,864            15,074
                                                                        ----------------------------------------------------
             OTHER COMPREHENSIVE INCOME (LOSS)                           $    396,828       $    (28,456)     $    425,284
                                                                        ----------------------------------------------------
                                                                        ----------------------------------------------------

    YEAR ENDED JUNE 30, 1996:
      Unrealized gains (losses) on securities available
        for sale:
        Unrealized holding (losses) arising during
          the year                                                       $   (581,450)      $        -        $   (581,450)
        Less, reclassification adjustment for gains
          included in net income                                               22,272                -              22,272
                                                                        ----------------------------------------------------
             OTHER COMPREHENSIVE (LOSS)                                  $   (603,722)      $        -        $   (603,722)
                                                                        ----------------------------------------------------
                                                                        ----------------------------------------------------

NOTE 3.  INVESTMENT SECURITIES

The amortized cost and fair value of investment securities as of March 31, 1999 and June 30, 1998, 1997, and 1996 are summarized as follows:


                                                                          Gross                Gross
                                                    Amortized           Unrealized           Unrealized              Fair
                                                       Cost                Gains              (Losses)               Value
                                                 -------------------------------------------------------------------------------
    MARCH 31, 1999 (UNAUDITED):
      Securities held to maturity:
        Municipal securities                      $     749,240        $      11,853        $          -         $     761,093
        Other bonds                                      25,000                1,235                   -                26,235
                                                 -------------------------------------------------------------------------------
                                                  $     774,240        $      13,088        $          -         $     787,328
                                                 -------------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------------

      Securities available for sale:
        U.S. treasury securities                  $  11,003,731        $     101,628        $          -         $  11,105,359
        U.S. agency securities                       23,785,877              131,750              (88,974)          23,828,653
        Mortgage-backed securities                    8,781,718               12,193              (40,150)           8,753,761
        Municipal securities                          1,562,918               68,000                   -             1,630,918
        Other securities                              1,835,315                2,512               (8,013)           1,829,814
                                                 -------------------------------------------------------------------------------
                                                  $  46,969,559        $     316,083        $    (137,137)       $  47,148,505
                                                 -------------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------------


     JUNE 30, 1998:
       Securities held to maturity:
         Mortgage-backed securities               $   1,506,569        $          -         $      (5,534)       $   1,501,035
         Municipal securities                           848,740                1,704              (13,557)             836,887
         Other bonds                                     25,000                  776                   -                25,776
                                                 -------------------------------------------------------------------------------
                                                  $   2,380,309        $       2,480        $     (19,091)       $   2,363,698
                                                 -------------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------------

       Securities available for sale:
         U.S. treasury securities                 $  17,007,239        $      54,811        $      (3,867)       $  17,058,183
         U.S. agency securities                      11,247,822                4,020              (31,050)          11,220,792
         Mortgage-backed securities                   1,847,496                1,265                 (346)           1,848,415
         Municipal securities                           617,752                   -               (11,193)             606,559
         Other securities                             1,500,806                6,733               (3,243)           1,504,296
                                                 -------------------------------------------------------------------------------
                                                  $  32,221,115        $      66,829        $     (49,699)       $  32,238,245
                                                 -------------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------------

                                                                           Gross                Gross
                                                     Amortized          Unrealized            Unrealized              Fair
                                                       Cost                Gains               (Losses)              Value
                                                 -------------------------------------------------------------------------------
    JUNE 30, 1997:
      Securities held to maturity:
        Mortgage-backed securities                $   2,317,513        $         673        $     (15,871)       $   2,302,315
        Municipal securities                            596,616                1,581              (12,450)             585,747
                                                 -------------------------------------------------------------------------------
                                                  $   2,914,129        $       2,254        $     (28,321)       $   2,888,062
                                                 -------------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------------

      Securities available for sale:
        U.S. treasury securities                  $  14,496,366        $      45,514        $     (20,226)       $  14,521,654
        U.S. agency securities                        9,742,495                8,462             (120,306)           9,630,651
        Mortgage-backed securities                    2,357,376                9,388               (6,526)           2,360,238
        Other securities                              2,390,033                8,971              (13,918)           2,385,086
                                                 -------------------------------------------------------------------------------
                                                  $  28,986,270        $      72,335        $    (160,976)       $  28,897,629
                                                 -------------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------------


    JUNE 30, 1996:
      Securities held to maturity:
        Mortgage-backed securities                $   2,560,793        $       2,513        $     (48,911)       $   2,514,395
        Municipal securities                            595,808                1,355              (14,443)             582,720
                                                 -------------------------------------------------------------------------------
                                                  $   3,156,601        $       3,868        $     (63,354)       $   3,097,115
                                                 -------------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------------

      Securities available for sale:
        U.S. treasury securities                  $  14,504,449        $      42,191        $    (156,912)       $  14,389,728
        U.S. agency securities                       12,612,166                8,759             (355,026)          12,265,899
        Mortgage-backed securities                    2,851,340               12,930              (20,365)           2,843,905
        Other securities                              1,550,166                9,079              (26,125)           1,533,120
                                                 -------------------------------------------------------------------------------
                                                  $  31,518,121        $      72,959        $    (558,428)       $  31,032,652
                                                 -------------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------------


All sales of securities during the nine months ended March 31, 1999 and 1998 and the years ended June 30, 1998, 1997, and 1996 were from securities identified as available for sale. Information on proceeds received, as well as the gains and losses from the sale of those securities is as follows:


                                              Nine Months Ended
                                                  March 31,
                                     ----------------------------------
                                           1999              1998                          Year Ended June 30,
                                     ----------------------------------  -------------------------------------------------------
                                                 (Unaudited)                      1998            1997               1996
                                     -------------------------------------------------------------------------------------------
   Proceeds from sales of
     securities                       $     276,032      $     14,020        $     14,020   $     5,249,967    $     4,637,700
   Gross losses from sales of
     securities                               1,717                -                   -              8,486             18,848
   Gross gains from sales of
     securities                               3,331             8,734              8,734             30,424             41,120

The amortized cost and fair value of securities as of June 30, 1998 by contractual maturity are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the mortgage-backed securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the following summary. Other securities are excluded from the maturity categories as there is no fixed maturity date.

                                                                                                 Amortized
                                                                                                   Cost           Fair Value
                                                                                             -----------------------------------
   Securities held to maturity:
     Due in one year or less                                                                  $      150,000    $      149,477
     Due after one year through five years                                                           472,434           472,256
     Due after five years                                                                            251,306           240,930
     Mortgage-backed securities                                                                    1,506,569         1,501,035
                                                                                             -----------------------------------
                                                                                              $    2,380,309    $    2,363,698
                                                                                             -----------------------------------
                                                                                             -----------------------------------

   Securities available for sale:
     Due in one year or less                                                                  $    9,504,013    $    9,512,590
     Due after one year through five years                                                        16,749,829        16,768,880
     Due after five years                                                                          2,618,971         2,604,064
     Mortgage-backed securities                                                                    1,847,496         1,848,415
     Other securities                                                                              1,500,806         1,504,296
                                                                                             -----------------------------------
                                                                                              $   32,221,115    $   32,238,245
                                                                                             -----------------------------------
                                                                                             -----------------------------------

As of June 30, 1998 and 1997, investment securities with a carrying value of $19,024,656 and $21,928,921, respectively, were pledged on public deposits and for other purposes as required or permitted by law.

The Company transferred securities with an amortized cost of $1,029,096 and $7,992,513 and an unrealized gain of $1,647 and $12,030 from the held to maturity portfolio to the available for sale portfolio on January 1, 1999 and in December 1995, respectively, based on management's reassessment of their previous designations of securities giving consideration of liquidity needs, management of interest rate risk, and other factors.


NOTE 4.  LOANS RECEIVABLE

The composition of the loan portfolio as of March 31, 1999 and June 30, 1998 and 1997 is presented as follows:




                                                                             March 31,               June 30,
                                                                               1999      ---------------------------------------
                                                                            (Unaudited)          1998              1997
                                                                         -------------------------------------------------------
    Commercial                                                            $  130,361,279     $   99,097,297     $   68,634,556
    Real estate                                                               29,926,782         31,145,517         20,293,440
    Installment and other consumer                                            31,391,049         32,732,322         19,437,433
                                                                         -------------------------------------------------------
                                                                             191,679,110        162,975,136        108,365,429
    Less allowance for estimated losses on loans                               2,704,448          2,349,838          1,632,500
                                                                         -------------------------------------------------------
                                                                          $  188,974,662     $  160,625,298     $  106,732,929
                                                                         -------------------------------------------------------
                                                                         -------------------------------------------------------

Real estate loans include loans held for sale with a carrying value of $2,628,600 (unaudited), $4,766,243, and $855,185 as of March 31, 1999 and
June 30, 1998 and 1997, respectively. The market value of these loans exceeded its carrying value at those dates.

Loans on nonaccrual status amounted to $1,509,283 (unaudited), $1,025,761, and $230,591 as of March 31, 1999 and June 30, 1998 and 1997, respectively. Foregone interest income and cash interest collected on nonaccrual loans was not material during the nine months ended March 31, 1999 and 1998 (unaudited) and the years ended June 30, 1998, 1997, and 1996.

Changes in the allowance for estimated losses on loans for the nine months ended March 31, 1999 and 1998 and the years ended June 30, 1998, 1997, and 1996 are presented as follows:


                                           Nine Months Ended March 31,
                                        ---------------------------------
                                              1999             1998                          Year Ended June 30,
                                        ---------------------------------   -----------------------------------------------------
                                                   (Unaudited)                    1998               1997             1996
                                        -----------------------------------------------------------------------------------------
   Balance, beginning                    $   2,349,838     $   1,632,500      $   1,632,500     $     852,500     $     472,475
     Provisions charged to
       expense                                 644,400           753,258            901,976           844,391           500,397
     Loans charged off                        (391,944)          (93,775)          (205,234)          (64,913)         (120,372)
     Recoveries on loans
       previously charged off                  102,154            17,040             20,596               522               -
                                        -----------------------------------------------------------------------------------------
     Balance, ending                     $   2,704,448     $   2,309,023      $   2,349,838     $   1,632,500     $     852,500
                                        -----------------------------------------------------------------------------------------
                                        -----------------------------------------------------------------------------------------


Impaired loans were not material as of March 31, 1999 (unaudited) and June 30, 1998 and 1997.

Loans are made in the normal course of business to directors, officers, and their related interests. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other persons. An analysis of the changes in the aggregate amount of these loans during the nine months ended March 31, 1999 and the years ended June 30, 1998 and 1997 was as follows:


                                                                             Nine Months
                                                                                Ended
                                                                               March 31,               Year Ended June 30,
                                                                                 1999        ------------------------------------
                                                                              (Unaudited)           1998               1997
                                                                          -------------------------------------------------------
   Balance, beginning                                                      $    4,831,491     $    2,027,150     $    1,013,874
     Advances                                                                   1,719,556          4,016,294          1,858,974
     Repayments                                                                (1,593,121)        (1,211,953)          (845,698)
                                                                          -------------------------------------------------------
   Balance, ending                                                         $    4,957,926     $    4,831,491     $    2,027,150
                                                                          -------------------------------------------------------
                                                                          -------------------------------------------------------

NOTE 5.  PREMISES AND EQUIPMENT

The following summarizes the components of premises and equipment as of March 31, 1999 and June 30, 1998 and 1997:


                                                                              March 31,                 June 30,
                                                                                1999      --------------------------------------
                                                                             (Unaudited)            1998              1997
                                                                          ------------------------------------------------------
   Land                                                                    $      554,379     $      554,379    $      554,379
   Buildings                                                                    4,487,975          4,476,425         3,503,851
   Furniture and equipment                                                      3,873,325          3,669,569         1,808,207
                                                                          ------------------------------------------------------
                                                                                8,915,679          8,700,373         5,866,437
   Less accumulated depreciation                                                1,503,626          1,040,105           617,748
                                                                          ------------------------------------------------------
                                                                           $    7,412,053     $    7,660,268    $    5,248,689
                                                                          ------------------------------------------------------
                                                                          ------------------------------------------------------

Certain Company facilities are leased under various operating leases. Rental expense was $326,178 (unaudited), $72,581 (unaudited), $176,057, $9,971, and
$20,000 for the nine months ended March 31, 1999 and 1998 and the years ended June 30, 1998, 1997, and 1996, respectively.

Future minimum rental commitments under noncancelable leases on a fiscal year basis are as follows as of June 30, 1998:

    1,999                                                     $     413,904
    2,000                                                           413,904
    2,001                                                           413,904
    2,002                                                           413,904
    2,003                                                           413,904
    Thereafter                                                    1,769,768
                                                             ----------------
                                                              $   3,839,288
                                                             ----------------
                                                             ----------------

NOTE 6.  DEPOSITS

The aggregate amount of certificates of deposit each with a minimum denomination of $100,000, was $31,937,377 and $22,978,1123 as of June 30,
1998 and 1997, respectively.

As of March 31, 1999 and June 30, 1998 the scheduled maturities of certificates of deposit were as follows:

                                                                                         March 31,
                                                                                            1999                June 30,
                                                                                         (Unaudited)              1998
                                                                                     --------------------------------------
   In one year or less                                                                $   87,841,495       $   93,224,489
   After one year through two years                                                       18,158,615            6,139,765
   After two years through three years                                                     6,783,049            2,230,003
   After three years through four years                                                    3,603,318            1,541,006
   After four years                                                                        1,906,193            1,331,905
                                                                                     --------------------------------------
                                                                                      $  118,292,670       $  104,467,168
                                                                                     --------------------------------------
                                                                                     --------------------------------------

NOTE 7.  SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 1999 of $7,467,668 consist of overnight repurchase agreements with customers. As of June 30, 1998 short-term borrowings of $2,000,000 represent federal funds purchased. There were no short-term borrowings as of June 30, 1997.

Information concerning repurchase agreements is summarized as follows as of March 31, 1999 (unaudited):


    Average daily balance during the nine months                                              $     2,270,093
    Average daily interest rate during the nine months                                                  4.28%
    Maximum month-end balance during the nine months                                                7,467,668

    Securities underlying the agreements as of March 31, 1999:
      Carrying value                                                                          $    10,031,650
      Fair value                                                                                   10,031,650


The securities underlying the agreements as of March 31, 1999 were under the Company's control.

ITEM 8.  FEDERAL HOME LOAN BANK ADVANCES

The Bank is a member of the Federal Home Loan Bank of Des Moines (FHLB). As of March 31, 1999 and June 30, 1998 the Bank held $1,299,100 (unaudited) and $1,234,600, respectively, of FHLB stock. Maturity and interest rate information on advances from the FHLB as of March 31, 1999 and June 30, 1998 is as follows:


                                                                                                        March 31, 1999
                                                                                              ----------------------------------
                                                                                                         (Unaudited)
                                                                                                 Amount Due       Interest Rate
                                                                                              ----------------------------------
   2000                                                                                        $   2,000,000     5.80% to 5.95%
   2001                                                                                            4,750,000     5.43% to 6.02%
   2002                                                                                            2,064,224     6.51% to 7.06%
   2003                                                                                            7,029,597     5.33% to 6.44%
   2004 and thereafter                                                                            10,039,893     4.88% to 7.11%
                                                                                              ----------------
                TOTAL FHLB ADVANCES                                                            $  25,883,714
                                                                                              ----------------
                                                                                              ----------------


                                                                                                        June 30, 1998
                                                                                              ----------------------------------
                                                                                                 Amount Due      Interest Rate
                                                                                              ----------------------------------
   1999                                                                                        $           -
   2000                                                                                            2,000,000     5.80% to 5.95%
   2001                                                                                            5,750,000     5.43% to 6.02%
   2002                                                                                            2,085,004     6.51% to 7.06%
   2003 and thereafter                                                                            14,832,170     4.88% to 7.11%
                                                                                              ----------------
                TOTAL FHLB ADVANCES                                                            $  24,667,174
                                                                                              ----------------
                                                                                              ----------------

Advances from the FHLB are collateralized by 1 to 4 unit residential mortgages equal to 150% of total outstanding notes. Additionally, securities with a carrying value of approximately $8.0 million (unaudited) as of March 31, 1999 and $12.5 million as of June 30, 1998 were pledged as collateral on these advances.

As of June 30, 1997, the Bank had advances from the FHLB totaling $10,777,712. These advances matured in varying amounts between 1998 and 2012 and carried interest at varying rates between 5.95% and 7.11%. Securities with a carrying value of approximately $13,434,707 as of June 30, 1997 were pledged as collateral on these advances. As of June 30, 1997, the Bank also had an open line of credit with the FHLB for $5,000,000, which was collateralized by residential real estate mortgages. No amounts were outstanding on the line of credit as of June 30, 1997. The line of credit expired on June 26, 1998.


NOTE 9. OTHER BORROWINGS

The Company has a revolving credit note for $4,500,000, which is secured by all the outstanding stock of the Bank. The outstanding balance on this note as of March 31, 1999 was $2,500,000 (unaudited) and as of June 30, 1998 and 1997 was $1,500,000. The revolving credit note expired on July 1, 1998. An amendment to the loan agreement has extended the expiration date to July 1, 2000. Interest is payable quarterly at the adjusted LIBOR rate. Adjusted LIBOR rate is defined as a rate of interest equal to 2% per annum in excess of the per annum rate of interest at which U.S. dollar deposits in an amount comparable to the amount of the relevant LIBOR Loan are offered generally to the Bank in the London Interbank Eurodollar market at 11:00 a.m. (London time) two banking days prior to the commencement of each interest period. The rate was 7% as of March 31, 1999.

The revolving credit note agreement contains certain covenants that place restrictions on additional debt and stipulate minimum capital and various operating ratios. The Company complied with all of the covenants as of March 31, 1999 (unaudited) and June 30, 1998 and 1997.


NOTE 10.  RESTRUCTURING OF MERCHANT BROKER AGREEMENT

In June 1998, the Company recognized $2,168,000 of income as a result of signing a new merchant broker agreement with its current ISO. The term of the new agreement is for a minimum one-year period, and replaced a prior agreement that had an expiration date in the year 2002. In consideration for reducing the term from four years to one year, the Company received total compensation of $2,900,000. The Company recognized $549,000 (unaudited) of the income during the nine months ended March 31, 1999. The remaining $183,000 (unaudited) will be recognized in income during the fourth quarter of the fiscal year ending June 30, 1999. In addition, the Company will receive monthly fees of $25,000 for servicing the current merchants during the remaining term of the agreement. In future years, if an agreement with another ISO is not established, there could be a significant reduction in income. The Company is actively pursuing relationships with other ISO's.

NOTE 11.  FEDERAL AND STATE INCOME TAXES

Federal and state income tax expense was comprised of the following components for the years ended June 30, 1998, 1997, and 1996:

                                         Year Ended June 30,
                        -----------------------------------------------------
                             1998                1997              1996
                        -----------------------------------------------------
   Current               $   2,231,183      $     472,385      $          -
   Deferred              $    (553,283)     $    (307,385)     $          -
                        -----------------------------------------------------
                         $   1,677,900      $     165,000      $          -
                        -----------------------------------------------------
                        -----------------------------------------------------

A reconciliation of the expected federal income tax expense to the income tax expense included in the statements of income was as follows for the years ended June 30, 1998, 1997, and 1996:


                                                             Year Ended June 30,
                                 ----------------------------------------------------------------------------------------
                                       1998                          1997                          1996
                                 ----------------------------------------------------------------------------------------
                                                      % of                          % of                          % of
                                                     Pretax                        Pretax                        Pretax
                                      Amount         Income         Amount         Income         Amount         Income
                                 ----------------------------------------------------------------------------------------
   Computed "expected"
     tax expense                  $   1,424,910       35.0%     $     484,517       35.0%     $     238,906       35.0%
   Effect of graduated tax rates        (40,712)      (1.0)           (13,843)      (1.0)            (6,826)      (1.0)
   Tax exempt income, net               (19,759)      (0.5)            (3,853)      (0.3)            (2,115)      (0.3)
   State income taxes, net of
     federal benefit                    268,796        6.6             44,320        3.2             26,489        3.9
   Change in valuation allowance             -         -             (358,934)     (25.9)          (262,849)     (38.5)
   Other                                 44,665        1.1             12,793        0.9              6,395        0.9
                                 ----------------------------------------------------------------------------------------
                                  $   1,677,900       41.2%     $     165,000       11.9%     $          -         -  %
                                 ----------------------------------------------------------------------------------------
                                 ----------------------------------------------------------------------------------------

The net deferred tax assets included with other assets on the balance sheet consisted of the following as of June 30, 1998 and 1997:


                                                                                                      June 30,
                                                                                        -----------------------------------
                                                                                               1998              1997
                                                                                        -----------------------------------
   Deferred tax assets:
     Organization and startup costs                                                      $       27,183    $       80,618
     Net unrealized losses on securities available for sale                                          -             28,456
     Capital loss carryforwards                                                                  13,830            12,686
     Deferred income                                                                            292,800                -
     Loan and credit card losses                                                                792,127           467,755
     Other                                                                                        7,460            11,087
                                                                                        -----------------------------------
                                                                                              1,133,400           600,602
                                                                                        -----------------------------------

   Deferred tax liabilities:
     Accrual to cash conversion                                                                  58,818           173,747
     Premises and equipment                                                                     199,035            86,167
     Net unrealized gains on securities available
       for sale                                                                                   4,638                -
     Other                                                                                       14,879             4,847
                                                                                        -----------------------------------
                                                                                                277,370           264,761
                                                                                        -----------------------------------
             NET DEFERRED TAX ASSET                                                      $      856,030    $      335,841
                                                                                        -----------------------------------
                                                                                        -----------------------------------

The change in deferred income taxes was reflected in the financial statements as follows for the years ended June 30, 1998, 1997, and 1996:

                                                                               Year Ended June 30,
                                                              ------------------------------------------------------
                                                                    1998                1997              1996
                                                              ------------------------------------------------------
   Provision for income taxes                                  $    (553,283)      $    (307,385)      $         -
   Statement of stockholders' equity-
     accumulated other comprehensive
     income, unrealized gains (losses)
     on securities available for sale, net                            33,094             (28,456)                -
                                                              ------------------------------------------------------
                                                               $    (520,189)      $    (335,841)      $         -
                                                              ------------------------------------------------------
                                                              ------------------------------------------------------

NOTE 12.  EMPLOYEE BENEFIT PLAN

On February 1, 1994, the Company implemented a profit sharing plan, which includes a provision designed to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, to allow for participant contributions.
All employees are eligible to participate in the plan. The Company matches 100% of the first 2% of employee contributions, 50% of the next 2% of employee contributions, and 25% of the next 2% of employee contributions, up to a maximum amount of 3.5% of an employee's compensation. Additionally, at its discretion, the Company may make additional contributions to the plan which are allocated to the accounts of participants in the plan based on relative compensation. Company contributions for the years ended June 30, 1998, 1997, and 1996 were as follows:

                                               Year Ended June 30,
                                         ---------------------------------
                                             1998        1997         1996
                                         ---------------------------------
Matching contribution                     $100,164      $64,535     $47,233
Discretionary contribution                  45,000       30,000      20,000
                                         ---------------------------------
                                          $145,164      $94,535     $67,233
                                          ---------------------------------
                                          ---------------------------------

NOTE 13.     WARRANTS AND STOCK BASED COMPENSATION

WARRANTS:

     As part of the underwriting agreement for its initial public offering, the Company issued warrants to the underwriters for the purchase of 37,500 shares of common stock at $8 per share. The underwriters exercised all of the warrants on May 6, 1997. The warrants became exercisable on October 13, 1994 (the date commencing one year from the date of the public offering) and would have remained exercisable for a period of four years after such date.

     Common stock of $75,000 as of June 30, 1993 represented 112,500 shares of the Company's common stock issued in a private placement in 1993. Each stockholder who purchased stock in the private placement received a unit (at a price of $6.67 per unit) which consisted of one and one half shares of the Company's common stock and one and one half warrants.
     Each warrant entitled the holder to purchase an additional share of Company common stock for $7.33, exercisable during a five year period commencing October 13, 1994 (one year after completion of the public offering). As of June 30, 1998 71,250 of the private placement warrants had been exercised, leaving 41,250 remaining. As of March 31, 1999 101,250 of the warrants had been exercised, leaving 11,250 remaining.

STOCK OPTION AND INCENTIVE PLANS:

     The Company's Board of Directors and its stockholders adopted in June 1993 the Quad City Holdings, Inc. Stock Option Plan (Stock Option Plan). Up to 150,000 shares of common stock may be issued to employees and directors of the Company and its subsidiaries pursuant to the exercise of incentive stock options or nonqualified stock options granted under the Stock Option Plan. The Company's Board of Directors adopted in November 1996 the Quad City Holdings, Inc. 1997 Stock Incentive Plan (Stock Incentive Plan). Up to 60,000 shares of common stock may be issued to employees and directors of the Company and its subsidiaries pursuant to the exercise of nonqualified stock options and restricted stock granted under the Stock Incentive Plan. The Stock Option Plan and the Stock Incentive Plan are administered by the compensation committee appointed by the Board of Directors (Committee).

     The number and exercise price of options granted under the Stock Option Plan and the Stock Incentive Plan is determined by the Committee at the time the option is granted. In no event can the exercise price be less than the value of the common stock at the date of the grant for incentive stock options. The stock options will generally vest 20% per year. The term of an incentive stock option may not exceed 10 years from the date of the grant.

     In the case of nonqualified stock options, the Stock Option Plan and the Stock Incentive Plan provide for the granting of "Tax Benefit Rights" to certain participants at the same time as these participants are awarded nonqualified options. Each Tax Benefit Right entitles a participant to a cash payment equal to the excess of the fair market value of a share of common stock on the exercise date over the exercise price of the related option multiplied by the difference between the rate of tax on ordinary income over the rate of tax on capital gains (federal and state).

     As permitted under generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in FASB Statement No. 123, reported net income would not have changed by a material amount and earnings per share would not have changed by more than 1 CENT for the nine months ended March 31, 1999 and 1998 and the years ended June 30, 1998, 1997, and 1996.

     In determining compensation cost using the fair value method prescribed in Statement No. 123, the value of each grant is estimated at the grant date with the following weighted-average assumptions for grants during the nine months ended March 31, 1999 and the years ended June 30, 1998, 1997, and 1996: dividend rate of 0%: risk-free interest rates based upon current rates at the date of grant (5.5% to 7.9%); expected lives of 10 years, and expected price volatility of 14% to 19%.

A summary of the stock option plans as of March 31, 1999 and June 30, 1998, 1997, and 1996 and changes during the nine months and years ended on those dates is presented following.




                                                    March 31, 1999                        1998
                                              ------------------------------  ----------------------------
                                                                   Weighted                       Weighted
                                                                    Average                        Average
                                                                   Exercise                       Exercise
                                                Shares              Price       Shares             Price
                                              ------------------------------------------------------------
                                                       (Unaudited)

Outstanding, beginning                          190,887         $    9.12      175,155         $    7.89
     Granted                                        750             20.92       19,062             20.92
     Exercised                                     (345)            20.84          (75)            18.59
     Forfeited                                   (1,247)            16.86       (3,255)            12.15
                                               --------                      ---------
Outstanding, ending                             190,045              9.13      190,887              9.12
                                               --------                      ---------
                                               --------                      ---------


Exercisable, ending                             139,530                        130,455



Weighted average fair value per option
     of options granted during the year        $   9.60                       $   9.72


                                                          1997                        1996
                                              ------------------------------  ----------------------------
                                                                   Weighted                       Weighted
                                                                    Average                        Average
                                                                   Exercise                       Exercise
                                                Shares              Price       Shares             Price
                                              ------------------------------------------------------------
Outstanding, beginning                          147,030         $    6.79      139,950         $    6.64
     Granted                                     28,650             13.51       10,350              8.75
     Exercised                                     --                 --          --                 --
     Forfeited                                     (525)             6.85       (3,270)             6.21
                                               --------                      ---------
Outstanding, ending                             175,155              7.89      147,030              6.79
                                               --------                      ---------
                                               --------                      ---------


Exercisable, ending                              96,345                         67,170



Weighted average fair value per option
     of options granted during the year        $   6.69                       $   4.27

A further summary of options outstanding as of June 30, 1998 is presented following:



                                         Options Outstanding
                            --------------------------------------------------             Options Exercisable
                                               Weighted                         -------------------------------------
                                                Average            Weighted                              Weighted
                                               Remaining            Average                               Average
          Range of             Number          Contractual          Exercise           Number             Exercise
        Exercise Prices      Outstanding          Life               Price           Exercisable           Price
-----------------------------------------------------------------------------------------------------------------------
        $6.00 to $6.83         136,140         5.47 years      $        6.65            121,320         $       6.65

        $7.83 to $8.83           9,360         7.95 years               8.76              3,870                 8.76

        $10.00 to $11.67         1,500         8.63 years              10.83                300                10.83

        $13.33 to $13.67        24,825         9.00 years              13.65              4,965                13.65

        $14.09 to $21.33        19,062         9.95 years              20.92               --                    --
                              --------                                                 --------
                               190,887                                                  130,455
                              --------                                                 --------
                              --------                                                 --------


STOCK APPRECIATION RIGHTS:

     Additionally, the Stock Incentive Plan allows the granting of stock appreciation rights (SARs). SARs are rights entitling the grantee to receive cash having a fair market value equal to the appreciation in the market value of a stated number of shares from the date of grant. Like options, the number and exercise price of SARs granted is determined by the Committee. The SARs will vest 20% per year, and the term of the SAR may not exceed 10 years from the date of the grant. As of June 30, 1998 there were 33,375 SARs granted, with 3,000 currently exercisable.

NOTE 14.   PREFERRED STOCK

As of March 31, 1999 and June 30, 1998 and 1997, the Company had 25 (unaudited), 25, and 10 shares, respectively, of Perpetual, Nonvoting Preferred Stock, Series A (Preferred Stock). The Preferred Stock will accrue no dividends, nor will it carry any stated dividend rate. After the first anniversary of the issuance of these shares of Preferred Stock, subject to all required regulatory approvals and upon a thirty-day notice, the Company can redeem all outstanding Preferred Stock. The Preferred Stock shall be redeemed for an amount per share in cash which is equal to the sum of: (i) $100,000; plus (ii) a premium in the amount of $9,750 multiplied by a fraction, the numerator of which is the total number of calendar days the Preferred Stock being redeemed has been outstanding and the denominator of which is 365.

All shares of Preferred Stock that have been issued are senior to common stock as to dividends, liquidation, and redemption rights, but they do not confer general voting rights.

NOTE 15.  REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS ON DIVIDENDS

Federal regulatory agencies have adopted various capital standards for financial institutions, including risk-based capital standards. The primary objectives of the risk-based capital framework are to provide a more consistent system for comparing capital positions of financial institutions and to take into account the different risks among financial institutions' assets and off-balance sheet items.

Risk-based capital standards have been supplemented with requirements for a minimum Tier 1 capital to average total assets ratio (leverage ratio). In addition, regulatory agencies consider the published capital levels as minimum levels and may require a financial institution to maintain capital at higher levels.

The actual amounts and capital ratios as of March 31, 1999 and June 30, 1998 and 1997 with the minimum requirements for the Bank are presented below:





                                                                                                              To Be Well
                                                                                                          Capitalized Under
                                                                               For Capital                Prompt Corrective
                                                     Actual                  Adequacy Purposes            Action Provisions
                                         ------------------------------------------------------------------------------------------
                                           Amount            Ratio           Amount        Ratio        Amount         Ratio
                                         ------------------------------------------------------------------------------------------
As of March 31, 1999 (unaudited):
     Total risk based capital            $23,611,000          11.2%      $16,836,000        > 8.0%     $21,045,000       > 10.0%
                                                                                            -                            -
     Tier 1 risk based capital            20,979,000          10.0         8,418,000        > 4.0       12,627,000       >  6.0
                                                                                            -                            -
     Leverage ratio                       20,979,000           7.2        11,712,000        > 4.0       14,640,000       >  5.0
                                                                                            -                            -


As of June 30, 1998:
     Total risk based capital            $20,167,000          11.8%      $13,649,408        > 8.0%     $17,061,760       > 10.0%
                                                                                            -                            -
     Tier 1 risk based capital            18,032,000          10.6         6,823,841        > 4.0       10,235,762       >  6.0
                                                                                            -                            -
     Leverage ratio                       18,032,000           7.6         9,453,211        > 4.0       11,816,514       >  5.0
                                                                                            -                            -


As of June 30, 1997:
     Total risk based capital            $15,248,139          11.2%      $10,881,812        > 8.0%      $13,602,265      > 10.0%
                                                                                            -                            -
     Tier 1 risk based capital            13,623,139          10.0         5,438,379        > 4.0        8,157,568       >  6.0
                                                                                            -                            -
     Leverage ratio                       13,623,139           8.8         6,164,316        > 4.0        7,705,395       >  5.0
                                                                                            -                            -



Federal Reserve Board policy provides that a bank holding company should not pay dividends unless (i) the dividends can be fully funded out of net income from the company's net earnings over the prior year and (ii) the prospective rate of earnings retention appears consistent with the company's (and its subsidiaries') capital needs, asset quality, and overall financial condition.

In addition, the Delaware General Corporation Law restricts the Company from paying dividends except out of its surplus, or in the case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Iowa Banking Act provides that an Iowa bank may not pay dividends in an amount greater than its undivided profits. In addition, the Bank, as a member of the Federal Reserve System, will be prohibited from paying dividends to the extent such dividends declared in any calendar year exceed the total of its net profits of that year combined with its retained net profits of the preceding two years, or are otherwise determined to be an "unsafe and unsound practice" by the Federal Reserve Board.

NOTE 16.  EARNINGS PER COMMON SHARE

The following information was used in the computation of basic and diluted earnings per common share for the nine months ended March 31, 1999 and 1998 and the years ended June 30, 1998, 1997, and 1996.


                                         Nine Months Ended
                                             March 31,
                                       1999              1998                     Year Ended June 30,
                                   ----------------------------        ----------------------------------------------
                                           (Unaudited)                    1998            1997            1996
                                   ----------------------------------------------------------------------------------
Basic and diluted earnings,
     net income                    $1,672,224        $1,008,964        $2,393,272        $1,219,336        $  682,588
                                   ----------------------------------------------------------------------------------
                                   ----------------------------------------------------------------------------------

Weighted average common
     shares outstanding             2,286,863         2,194,236         2,196,297         2,162,490         2,156,736

Weighted average common
     shares issuable upon
     exercise of stock
     options and warrants             120,033           184,035           157,635            87,878            26,654
                                   ----------------------------------------------------------------------------------
Weighted average common
     and common equivalent
     shares outstanding             2,406,896         2,378,271         2,353,932         2,250,368         2,183,390
                                   ----------------------------------------------------------------------------------
                                   ----------------------------------------------------------------------------------

NOTE 17.  COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, and standby letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based upon management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

As of June 30, 1998 and 1997 commitments to extend credit aggregated $38,024,001 and $26,318,470, respectively. As of June 30, 1998 and 1997 standby letters of credit aggregated $1,278,000 and $993,000, respectively. Management does not expect that all of these commitments will be funded.

Bancard is subject to the risk of chargebacks from cardholders and the merchant being incapable of refunding the amount charged back. Management attempts to mitigate such risk by regular monitoring of merchant activity and in appropriate cases, holding cash reserves deposited by the merchant.

The Company also has a guarantee to MasterCard International Incorporated, which is backed up by a performance bond in the amount of $1,000,000. As of June 30, 1998 there were no pending liabilities.

Aside from cash on-hand and in-vault, the majority of the Company's cash is maintained at upstream correspondent banks. The total amount of cash on deposit and certificates of deposit exceeded federal insured limits by $3,767,204 and $1,091,609 as of June 30, 1998 and 1997, respectively. In the opinion of management, no material risk of loss exists due to the financial condition of the upstream correspondent banks.

NOTE 18.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)



                                                       Nine Months Ended March 31, 1999
                                                ----------------------------------------------
                                                 September        December           March
                                                   1998             1998              1999
                                                ----------------------------------------------
Total interest income                           $4,785,014        $4,949,961        $4,948,755
Total interest expense                           2,692,979         2,718,434         2,673,931
                                                ----------------------------------------------
          NET INTEREST INCOME                    2,092,035         2,231,527         2,274,824

Provision for loan losses                          252,000           174,200           218,200
Other income                                     1,191,066         1,329,819         1,437,189
Other expense                                    2,301,829         2,376,376         2,472,977
                                                ----------------------------------------------
          NET INCOME BEFORE INCOME TAXES           729,272         1,010,770         1,020,836
Federal and state income taxes                     290,451           391,314           406,889
                                                ----------------------------------------------
          NET INCOME                            $  438,821        $  619,456        $  613,947
                                                ----------------------------------------------
                                                ----------------------------------------------


Earnings per common share:
     Basic                                      $     0.19        $     0.27        $     0.27
     Diluted                                          0.18              0.26              0.25


                                                             Year Ended June 30, 1998
                                      ------------------------------------------------------------------------
                                       September            December           March                June
                                          1997                 1997             1998                 1998
                                      ------------------------------------------------------------------------
Total interest income                 $ 3,405,111         $ 3,746,132         $ 3,797,383         $ 4,127,941
Total interest expense                  1,757,272           1,963,477           2,157,917           2,463,355
                                      ------------------------------------------------------------------------
          NET INTEREST INCOME           1,647,839           1,782,655           1,639,466           1,664,586
Provision for loan losses                (304,355)           (215,643)           (233,260)           (148,718)
Other income                              822,491             743,817           1,134,103           3,448,006
Other expense                          (1,606,833)         (1,706,098)         (2,048,517)         (2,548,367)
                                      ------------------------------------------------------------------------
          NET INCOME BEFORE
          INCOME TAXES                    559,142             604,731             491,792           2,415,507

Federal and state income taxes            218,200             237,075             191,425           1,031,200
                                      ------------------------------------------------------------------------
          NET INCOME                  $   340,942         $   367,656         $   300,367         $ 1,384,307
                                      ------------------------------------------------------------------------
                                      ------------------------------------------------------------------------

Earnings per common share:
     Basic                            $      0.15         $      0.17         $      0.14         $      0.63
     Diluted                                 0.14                0.15                0.13                0.60


                                                               Year Ended June 30, 1997
                                      ------------------------------------------------------------------------
                                       September           December             March                  June
                                          1996                1996               1997                  1997
                                      ------------------------------------------------------------------------
Total interest income                 $ 2,014,237         $ 2,308,760         $ 2,499,725         $ 2,882,922
Total interest expense                  1,008,269           1,202,258           1,325,463           1,457,878
                                      ------------------------------------------------------------------------
          NET INTEREST INCOME           1,005,968           1,106,502           1,174,262           1,425,044
Provision for loan losses                (157,400)           (146,325)           (222,775)           (317,891)
Other income                              519,208             599,095             790,345             899,106
Other expense                          (1,108,592)         (1,257,025)         (1,392,010)         (1,533,176)
                                      ------------------------------------------------------------------------
          NET INCOME BEFORE
          INCOME TAXES                    259,184             302,247             349,822             473,083

Federal and state income taxes                 -                   -                   -              165,000
                                      ------------------------------------------------------------------------
          NET INCOME                  $   259,184         $   302,247         $   349,822         $   308,083
                                      ------------------------------------------------------------------------
                                      ------------------------------------------------------------------------

Earnings per common share:
     Basic                            $      0.12         $      0.14         $      0.16         $      0.14
     Diluted                                 0.12                0.13                0.15                0.14


NOTE 19.  PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following is condensed financial information of Quad City Holdings, Inc. (parent company only):

                                       CONDENSED BALANCE SHEETS

                                                              March 31,                     June 30,
                                                                1999            --------------------------------
ASSETS                                                      (Unaudited)              1998                 1997
----------------------------------------------------------------------------------------------------------------
Cash and due from banks                                     $  1,459,202        $    433,928        $    627,808
Securities available for sale, at fair value                     411,964             160,946             151,838
Investment in Quad City Bank and Trust Company                20,677,512          18,040,231          13,567,901
Investment in Quad City Bancard, Inc.                            711,458             367,916             941,923
Net loans receivable                                                  -              502,844             332,994
Other assets                                                     476,593           1,217,502             626,517
                                                            ----------------------------------------------------
                                                            $ 23,736,729        $ 20,723,367        $ 16,248,981
                                                            ----------------------------------------------------
                                                            ----------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------
Liabilities:
     Other borrowings                                       $  2,500,000        $  1,500,000        $  1,500,000
     Other liabilities                                           134,375             121,149             135,755
                                                            ----------------------------------------------------
                                                               2,634,375           1,621,149           1,635,755
                                                            ----------------------------------------------------

Stockholders' Equity:
     Preferred stock                                                  25                  25                  10
     Common stock                                              2,295,876           1,510,374           1,462,824
     Additional paid-in capital                               14,452,187          15,014,884          13,039,406
     Retained earnings                                         4,235,777           2,564,443             171,171
     Accumulated other comprehensive income (loss)               118,489              12,492             (60,185)
                                                            ----------------------------------------------------
                                                              21,102,354          19,102,218          14,613,226
                                                            ----------------------------------------------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
          EQUITY                                            $ 23,736,729        $ 20,723,367        $ 16,248,981
                                                            ----------------------------------------------------
                                                            ----------------------------------------------------

                         CONDENSED STATEMENTS OF INCOME

                                                Nine Months Ended
                                                    March 31,
                                             ----------------------------
                                                 1999            1998                           Year Ended June 30,
                                               ----------------------------       ----------------------------------------------
                                                     (Unaudited)                    1998             1997               1996
--------------------------------------------------------------------------------------------------------------------------------
Total interest income                         $   51,009        $   40,121        $   48,178        $   84,431        $  178,783
Investment securities gains, net                   3,331             8,734             8,734            23,437            26,345
Equity in net income of Quad City Bank
     and Trust Company                         1,524,548           867,118         1,208,090           844,915           300,672
Equity in net income of Quad City
  Bancard, Inc.                                  343,542           229,569         1,325,992           356,318           396,094
Other                                             57,390            64,666            81,435            63,516            24,000
                                              ----------------------------------------------------------------------------------
          TOTAL INCOME                         1,979,820         1,210,208         2,672,429         1,372,617           925,894
                                              ----------------------------------------------------------------------------------


Interest expense                                 120,267            97,042           129,271           122,885             1,604
Other                                            334,029           212,902           304,186           342,396           241,702
                                              ----------------------------------------------------------------------------------
          TOTAL EXPENSES                         454,296           309,944           433,457           465,281           243,306
                                              ----------------------------------------------------------------------------------


INCOME BEFORE INCOME TAX
BENEFIT                                        1,525,524           900,264         2,238,972           907,336           682,588


Income tax benefit                               146,700           108,700           154,300           312,000              -
                                              ----------------------------------------------------------------------------------
          NET INCOME                          $1,672,224        $1,008,964        $2,393,272        $1,219,336        $  682,588
                                              ----------------------------------------------------------------------------------
                                              ----------------------------------------------------------------------------------

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                           Nine Months Ended
                                                                March 31,
                                                       --------------------------
                                                            1999         1998                    Year Ended June 30,
                                                       ---------------------------   ------------------------------------------

                                                              (Unaudited)              1998            1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
     Net income                                            $ 1,672,224    $ 1,008,964    $ 2,393,272    $ 1,219,336    $   682,588
     Adjustments to reconcile net income to net cash
          provided by (used in) operating activities:
          Distributions in excess of (less than)
            earnings of:
            Quad City Bank and Trust Company                (1,524,548)      (867,118)    (1,208,090)      (844,915)      (300,672)
            Quad City Bancard, Inc.                           (343,542)      (229,569)       574,008       (356,318)      (396,094)
          Depreciation                                           3,152          1,323          3,520          2,647          2,524
          Provision for loan losses                             (7,500)          -              -           (10,000)        (8,300)
          Amortization of premiums (accretion of
            discounts) on securities, net                          -             -              -             (5,495)        3,079
          Investment securities gains, net                      (3,331)        (8,734)        (8,734)       (23,437)       (26,345)
          Decrease in accrued interest receivable                4,780            658            749          2,676         20,746
          (Increase) decrease in other assets                 (264,769)       585,836       (605,877)      (560,689)       (30,731)
          Increase (decrease) in other liabilities              13,226        (39,953)       (14,606)        35,115         32,429
                                                           ------------------------------------------------------------------------
               NET CASH PROVIDED BY (USED IN)
               OPERATING ACTIVITIES                           (450,308)       451,407      1,134,242       (541,080)       (20,776)
                                                           ------------------------------------------------------------------------


Cash Flows from Investing Activities:
     Net decrease in certificates of deposit at
          financial institutions                                  -              -              -              -           420,035
     Purchase of securities available for sale                (272,400)        (5,958)        (5,958)       (49,515)      (117,167)
     Proceeds from sale of securities available for sale        15,721         14,020         14,020         95,691        145,512
     Proceeds from paydowns on securities                         -              -              -             5,496         28,419
     Capital infusion, Quad City Bank and
          Trust Company                                           -        (2,200,000)    (3,200,000)    (2,100,000)    (2,099,000)
     Net loans (originated) repaid                             510,344       (187,331)      (169,850)       809,702        572,837
     (Purchase) disposal of premises and equipment                -            13,927         10,623         64,326        (69,221)
                                                           ------------------------------------------------------------------------
               NET CASH PROVIDED BY (USED IN)
               INVESTING ACTIVITIES                            253,665     (2,365,342)    (3,351,165)    (1,174,300)    (1,118,585)
                                                           ------------------------------------------------------------------------


Cash Flows from Financing Activities:
     Net increase in other borrowings                        1,000,000          -             -             500,000      1,000,000
     Proceeds from issuance of preferred stock                    -        1,500,000     1,500,000        1,000,000          -
     Proceeds from issuance of common stock                    221,915          -          523,043          300,000          -
                                                           ------------------------------------------------------------------------
               NET CASH PROVIDED BY FINANCING
               ACTIVITIES                                    1,221,915     1,500,000     2,023,043        1,800,000      1,000,000
                                                           ------------------------------------------------------------------------

               NET INCREASE (DECREASE) IN CASH AND
               DUE FROM BANKS                                1,025,272      (413,935)     (193,880)          84,620       (139,361)

Cash and due from banks:
     Beginning                                                 433,928       627,808       627,808          343,188        482,549
                                                           ------------------------------------------------------------------------
     Ending                                                $ 1,459,200    $   213,873    $   433,928    $   427,808    $   343,188
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------

NOTE 20.  FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107 "Disclosures about Fair Value of Financial Instruments" requires disclosures of fair value information about financial instruments for which it is practicable to estimate that value. When quoted market prices are not available, fair values are based on estimates using present value or other techniques. Those techniques are significantly affected by the assumptions used, including the discounted rates and estimates of future cash flows. In this regard, fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate settlement. Some financial instruments and all nonfinancial instruments are excluded from the disclosures. The aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments.

     CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD, AND CERTIFICATES OF DEPOSIT AT FINANCIAL INSTITUTIONS: The carrying amounts reported in the balance sheets for cash and due from banks, federal funds sold, and certificates of deposit at financial institutions equal their fair values.

     INVESTMENT SECURITIES: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instrument

     LOANS RECEIVABLE: The fair values for variable rate loans equal their carrying values. The fair values for all other types of loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

     ACCRUED INTEREST RECEIVABLE: The fair value of accrued interest receivable is equal to its carrying value.

     DEPOSITS: The fair values disclosed for demand deposits equal their carrying amounts which represents the amount payable on demand. Fair values for time deposits are estimated using a discount cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregate expected monthly maturities on time deposits.

     SHORT-TERM BORROWINGS: The fair value for short-term borrowings is equal to its carrying value.

     FEDERAL HOME LOAN BANK ADVANCES: The fair value of the Company's Federal Home Loan Bank advances is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     OTHER BORROWINGS: For variable rate debt, the carrying amount is a reasonable estimate of fair value.

     ACCRUED INTEREST PAYABLE: The fair value of accrued interest payable is equal to its carrying value.

     COMMITMENTS TO EXTEND CREDIT: The majority of the Company's commitment agreements contain variable interest rates, therefore, the carrying amount is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company's financial instruments as of June 30, 1998 and 1997 are presented as follows:


                                                           June 30, 1998                June 30, 1997
                                                    ----------------------------  ----------------------------
                                                      Carrying      Estimated       Carrying        Estimated
                                                        Value       Fair Value       Value         Fair Value
                                                    ----------------------------------------------------------
Cash and due from banks                             $ 11,640,813   $ 11,640,813   $  6,953,463   $  6,953,463
Federal funds sold                                    22,960,000     22,960,000      9,190,000      9,190,000
Certificates of deposit at financial institutions      8,366,123      8,366,123      5,359,124      5,359,124
Investment securities:
     Held to maturity                                  2,380,309      2,363,698      2,914,129      2,888,062
     Available for sale                               32,238,245     32,238,245     28,897,629     28,897,629
Loans receivable, net                                160,625,298    162,770,000    106,732,929    108,833,000
Accrued interest receivable                            1,773,223      1,773,223      1,374,307      1,374,307
Deposits                                             197,383,964    197,378,000    135,960,195    135,904,000
Short-term borrowings                                  2,000,000      2,000,000           -             -
Federal Home Loan Bank advances                       24,667,174     25,334,000     10,777,712     10,848,000
Other borrowings                                       1,500,000      1,500,000      1,500,000      1,500,000
Accrued interest payable                               1,297,260      1,297,260        724,751        724,751


NOTE 21. LINE OF BUSINESS INFORMATION

Selected financial information on the Company, the Bank and Bancard is presented as follows for the nine months ended March 31, 1999 and 1998 and the years ended June 30, 1998, 1997, and 1996:


                                           Nine Months Ended
                                              March 31,                            Year Ended June 30,
                                    -----------------------------   --------------------------------------------
                                         1999            1998            1998            1997            1996
                                    ----------------------------------------------------------------------------
                                             (Unaudited)
Quad City Holdings, Inc.:
     Revenue                        $     39,482          86,521    $    114,347    $    147,384   $    205,128
     Net income (loss)                  (195,866)        (87,723)       (140,810)         18,103        (14,178)
     Identifiable assets                   3,523           5,568           6,675          20,818         87,791
     Depreciation                          3,152           1,323           3,520           2,647          2,524
     Capital expenditures                    -               -               -               -           69,221

Quad City Bank and Trust Company:
     Revenue                          17,263,654      12,490,782      17,547,063      10,817,617      7,007,635
     Net income (loss)                 1,524,548         867,118       1,208,090          84,915        300,672
     Identifiable assets               7,267,653       7,406,427       7,535,319       5,108,723      4,396,962
     Depreciation                        436,657         307,405         389,177         315,312        131,913
     Capital expenditures                168,991       2,605,109       2,870,009       1,027,073      2,780,158

Quad City Bancard, Inc.:
     Revenue                           1,338,668       1,071,734       3,563,574       1,548,397      1,032,991
     Net income (loss)                   343,542         229,569       1,325,992         356,318        396,094
     Identifiable assets                 140,877         124,498         118,274         119,148         46,285
     Depreciation                         23,712          21,793          29,660          16,450          8,736
     Capital expenditures                 46,315          27,143          28,786          89,313         22,993

PART II


                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC's registration fee and the American Stock Exchange filing fee:



     SEC's registration fee....................................$  3,336
     American Stock Exchange filing fee..........................22,000
     Trustees' Fees...............................................4,000
     Printing and mailing expenses...............................15,000
     Fees and expenses of counsel................................80,000
     Accounting and related expenses.............................25,000
     Blue Sky fees and expenses...................................2,000
     NASD fees....................................................1,700
     Miscellaneous................................................6,964
     Total......................................................160,000


ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         In accordance with the Delaware General Corporation Law, Articles Ninth and Tenth of Quad City's Certificate of Incorporation provide as follows:

                  NINTH: Each person who is or was a director or officer of the corporation and each person who serves or served at the request of the corporation as a director, officer or partner of another enterprise, shall be indemnified by the corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware, as the same now exists or may be hereafter amended. No amendment to or repeal of this Article IX shall apply to or have any effect on the rights of any individual referred to in this Article IX for or with respect to acts or omissions of such individual occurring prior to such amendment or repeal.

                  TENTH: To the fullest extent permitted by the General Corporation Law of Delaware, as the same now exists or may be hereafter amended, a director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Article X shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

         Article VII of Quad City's Bylaws further provides as follows:

                  SECTION 7.1 DIRECTORS AND OFFICERS. (a) The corporation shall indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

                  (b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

                  (c) To the extent that any person referred to in paragraphs
         (a) and (b) of this Section 7.1 has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to therein or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

                  (d) Any indemnification under paragraphs (a) and (b) of this
         Section 7.1 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in paragraphs (a) and (b) of this Section 7.1. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

                  (e) Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as provided in this
         Section 7.1. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                  (f) The indemnification and advancement of expenses provided by or granted pursuant to this Section 7.1 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

                  (g) The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Section 7.1.

                  (h) For purposes of this Section 7.1, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section 7.1.

                  (i) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 7.1 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

                  (j) Unless otherwise determined by the board of directors, references in this section to "the corporation" shall not include in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

                  SECTION 7.2 EMPLOYEES AND AGENTS. The board of directors may, by resolution, extend the indemnification provisions of the foregoing
         Section 7.1 to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

                  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy, as expressed in the Securities Act, and is therefore unenforceable.

         The Company also carries Directors' and Officers' liability insurance in the amount of $7.5 million.

ITEM 16. EXHIBITS.


        Exhibit
        Number
       --------
         1.1      Form of Underwriting Agreement for Capital Securities

         3.1      Certificate of Incorporation, as amended, of Quad City
                  Holdings, Inc. (incorporated by reference to exhibit 3.1 to the Registration Statement of Quad City Holdings, Inc. on Form
                  SB-2, File No. 33-67028)

         3.2 Bylaws of Quad City Holdings, Inc. (incorporated by reference to exhibit 3.2 to the Registration Statement of Quad City
                  Holdings, Inc. on Form SB-2, File No. 33-67028)

         4.1      Form of Indenture

         4.2 Form of Subordinated Debenture (included as an exhibit to Exhibit 4.1)

         4.3      Certificate of Designations and Preferences of Preferred Stock
                  (incorporated by reference to exhibit 4.1 to the Form 10-Q of Quad City Holdings, Inc. for the quarter ended March 31, 1999,
                  File No. 0-22208)

         4.4      Certificate of Trust

         4.5      Trust Agreement

         4.6      Form of Amended and Restated Trust Agreement

         4.7 Form of Capital Securities Certificate (included as an exhibit to Exhibit 4.6)

         4.8      Form of Capital Securities Guarantee Agreement

         4.9 Form of Agreement of Expenses and Liabilities (included as an exhibit to Exhibit 4.6)

         5.1      Opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg

         5.2      Opinion of Richards, Layton & Finger, P.A.

         8.1      Tax Opinion of Barack Ferrazzano Kirschbaum Perlman
                  & Nagelberg

         10.1 Quad City Holdings, Inc. Stock Option Plan (incorporated by reference to exhibit 10.1 to the Registration Statement of Quad City Holdings, Inc. on Form SB-2, File No. 33-67028)

         10.2     Form of Stock Option Agreement between Quad City Holdings,
                  Inc. and each of Michael A. Bauer, Douglas M. Hultquist and
                  Victor J. Quinn (incorporated by reference to exhibit 10.2 to the Registration Statement of Quad City Holdings, Inc. on Form
                  SB-2, Reg. No. 33-67028)

         10.3     Employment Agreement between Quad City Holdings, Inc. and
                  Michael A. Bauer dated May 4, 1993 (incorporated by reference to exhibit 10.3 to the Registration Statement of Quad City
                  Holdings, Inc. on Form SB-2, Reg. No. 33-67028)

         10.4     Employment Agreement between Quad City Holdings, Inc. and
                  Michael A. Bauer dated July 1, 1993 (incorporated by reference to exhibit 10.4 to the Registration Statement of Quad City
                  Holdings, Inc. on Form SB-2, Reg. No. 33-67028)

         10.5     Employment Agreement between Quad City Holdings, Inc. and
                  Douglas M. Hultquist dated April 30, 1993 (incorporated by reference to exhibit 10.5 to the Registration Statement of Quad City Holdings, Inc. on Form SB-2, Reg. No. 33-67028)

         10.6     Employment Agreement between Quad City Holdings, Inc. and
                  Douglas M. Hultquist dated July 1, 1993 (incorporated by reference to exhibit 10.6 to the Registration Statement of Quad City Holdings, Inc. on Form SB-2, Reg. No. 33-67028)

         10.7     Lease/Option Agreement between Quad City Holdings, Inc. and
                  Kaizen, Inc. (incorporated by reference to exhibit 10.8 to the Registration Statement of Quad City Holdings, Inc. on Form
                  SB-2, Reg. No. 33-67028)


                                         II-4


         12.1 Calculations of ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends

         23.1     Consent of McGladrey and Pullen, LLP

         23.2     Consent of Barack Ferrazzano Kirschbaum Perlman & Nagelberg
                  (included in opinion filed as Exhibit 5.1)

         23.3 Consent of Richards, Layton & Finger (included in opinion filed as Exhibit 5.2)

         23.4     Consent of Barack Ferrazzano Kirschbaum Perlman
                  & Nagelberg (included in opinion filed as Exhibit 8.1)

         24.1     Powers of Attorney (included as part of Signature Pages)

         25.1     Form T-1 Statement of Eligibility under the Trust Indenture
                  Act of 1939, as amended, of First Union Trust Company,
                  National Association, as trustee under the Indenture

         25.2     Form T-1 Statement of Eligibility under the Trust Indenture
                  Act of 1939, as amended, of First Union Trust Company,
                  National Association, as trustee under the Trust Agreement

         25.3     Form T-1 Statement of Eligibility under the Trust Indenture
                  Act of 1939, as amended, of First Union Trust Company,
                  National Association, as trustee under the Guarantee Agreement



ITEM 17. UNDERTAKINGS.

(b) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer, or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The Undersigned Registrants hereby undertake that:

         (1) For purposes of determining any liability under the Securities act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(j) The undersigned Registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of that Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moline, State of Illinois, on May 5, 1999.

                                         QUAD CITY HOLDINGS, INC.



                                      By: /s/ Douglas M. Hultquist
                                         -----------------------------------
                                         Douglas M. Hultquist, President and
                                         Chief Executive and Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, the Trust certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moline, State of Illinois, on May 5, 1999.

                                      QUAD CITY HOLDINGS CAPITAL TRUST I

                                      By: /s/ Douglas M. Hultquist
                                          --------------------------------
                                              Douglas M. Hultquist


                                      By: /s/ Michael A. Bauer
                                          --------------------------------
                                              Michael A. Bauer


                                      By: /s/ Shellee R. Showalter
                                          --------------------------------
                                              Shellee R. Showalter

         Know all men by these presents, that each person whose signature appears below constitutes and appoints Michael A. Bauer and Douglas M. Hultquist, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (including in his capacity as a director or officer of Quad City Holdings, Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 5, 1999.


                                SIGNATURE                           TITLE

              /s/ Michael A. Bauer                            Chairman of the Board
              -------------------------
              Michael A. Bauer


              /s/ Douglas M. Hultquist                        President, Chief Executive and
              --------------------------                      Financial Officer and Director
              Douglas M. Hultquist


              /s/ Richard R. Horst                            Director and Secretary
             --------------------------
              Richard R. Horst


              /s/ James J. Brownson                           Director
             --------------------------
              James J. Brownson


              /s/ John W. Schricker                           Director
             --------------------------
              John W. Schricker

              /s/ Robert A. Van Vooren                        Director
             --------------------------
              Robert A. Van Vooren


              /s/ Ronald G. Peterson                          Director
             --------------------------
              Ronald G. Peterson


                                               EXHIBIT INDEX

Exhibit                                                                                             Filed     Sequential
Number                 Description of Exhibit             Incorporated Herein by Reference to     Herewith     Page No.
-------------- ---------------------------------------- ---------------------------------------- ------------ ------------
1.1            Form of Underwriting Agreement for                                                     X
               Capital Securities

3.1            Certificate of Incorporation, as         Exhibit 3.1 to the Registration
               amended, of Quad City Holdings, Inc.     Statement of Quad City Holdings, Inc.
                                                        on Form SB-2, File No. 33-67028

3.2            Bylaws of Quad City Holdings, Inc.       Exhibit 3.2 to the Registration
                                                        Statement of Quad City Holdings, Inc.
                                                        on Form SB-2, File No. 33-67028

4.1            Form of Indenture                                                                      X

4.2            Form of Subordinated Debenture                                                         X
               (included as an exhibit to Exhibit 4.1)

4.3            Form of Certificate of Designations of   Exhibit 4.1 to the Form 10-Q for the
               Preferred Stock                          quarter ended March 31, 1999,
                                                        SEC File No. 0-22208

4.4            Certificate of Trust                                                                   X

4.5            Trust Agreement                                                                        X

4.6            Form of Amended and Restated Trust                                                     X
               Agreement

4.7            Form of Capital Securities Certificate                                                 X
               (included as an exhibit to Exhibit 4.6)

4.8            Form of Capital Securities Guarantee                                                   X
               Agreement

4.9            Form of Agreement of Expenses and                                                      X
               Liabilities (included as an exhibit to
               Exhibit 4.6)

5.1            Opinion of Barack Ferrazzano                                                           X
               Kirschbaum Perlman & Nagelberg

5.2            Opinion of Richards, Layton & Finger,                                                  X
               P.A.

8.1            Tax opinion of Barack Ferrazzano Kirschbaum Perlman                                    X
               & Nagelberg

Exhibit                                                                                             Filed     Sequential
Number                 Description of Exhibit             Incorporated Herein by Reference to     Herewith     Page No.
-------------- ---------------------------------------- ---------------------------------------- ------------ ------------

10.1           Quad City Holdings, Inc. Stock Option    Exhibit 10.1 to the Registration
               Plan                                     Statement of Quad City Holdings, Inc.
                                                        on Form SB-2, File No. 33-67028

10.2           Form of Stock Option Agreement between   Exhibit 10.2 to the Registration
               Quad City Holdings, Inc. and each of     Statement of Quad City Holdings, Inc.
               Michael A. Bauer, Douglas M. Hultquist   on Form SB-2, File No. 33-67028
               and Victor J. Quinn

10.3           Employment Agreement between Quad City   Exhibit 10.3 to the Registration
               Holdings, Inc. and Michael A. Bauer      Statement of Quad City Holdings, Inc.
               dated May 4, 1993                        on Form SB-2, File No. 33-67028

10.4           Employment Agreement between Quad City   Exhibit 10.4 to the Registration
               Holdings, Inc. and Michael A. Bauer      Statement of Quad City Holdings, Inc.
               dated July 1, 1993                       on Form SB-2, File No. 33-67028

10.5           Employment Agreement between Quad City   Exhibit 10.5 to the Registration
               Holdings, Inc. and Douglas M.            Statement of Quad City Holdings, Inc.
               Hultquist dated April 30, 1993           on Form SB-2, File No. 33-67028

10.6           Employment Agreement between Quad City   Exhibit 10.6 to the Registration
               Holdings, Inc. and Douglas M.            Statement of Quad City Holdings, Inc.
               Hultquist dated July 1, 1993             on Form SB-2, File No. 33-67028

10.7           Lease/Option Agreement between Quad      Exhibit 10.8 to the Registration
               City Holdings, Inc. and Kaizen, Inc.     Statement of Quad City Holdings, Inc.
                                                        on Form SB-2, File No. 33-67028

12.1           Calculations of ratios of earnings to                                                  X
               fixed charges and ratios of earnings
               to combined fixed charges and
               preferred stock dividends

23.1           Consent of McGladrey & Pullen, LLP                                                     X

Exhibit                                                                                             Filed     Sequential
Number                 Description of Exhibit             Incorporated Herein by Reference to     Herewith     Page No.
-------------- ---------------------------------------- ---------------------------------------- ------------ ------------

23.2           Consent of Barack Ferrazzano                                                           X
               Kirschbaum Perlman & Nagelberg
               (included in opinion filed as Exhibit
               5.1)

23.3           Consent of Richards, Layton & Finger
               (included in opinion filed as Exhibit
               5.2)                                                                                   X

23.4           Consent of Barack Ferrazzano Kirschbaum Perlman
               & Nagelberg (included in opinion filed as Exhibit
               8.1)                                                                                  X

24.1           Powers of Attorney
               (included as part of Signature Pages)

25.1           Form T-1 Statement of Eligibility                                                      X
               under the Trust Indenture Act of 1939,
               as amended, of First Union Trust
               Company, National Association, as
               trustee under the Indenture

25.2           Form T-1 Statement of Eligibility                                                      X
               under the Trust Indenture Act of 1939,
               as amended, of First Union Trust
               Company, National Association, as
               trustee under the Trust Agreement

25.3           Form T-1 Statement of Eligibility                                                      X
               under the Trust Indenture Act of 1939,
               as amended, of First Union Trust
               Company, National Association, as
               trustee under the Guarantee Agreement



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